#900, 688 West Hastings Street, Vancouver, BC, V6B 1P1, Tel: (604) 688-9427

ANNUAL INFORMATION FORM

For the year ended December 31, 2013

April 11, 2014

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Corporate Structure

Name, Address and Incorporation

The full corporate name of the Company is Veris Gold Corp. (the “Company” or “VG”).

The address of the Company’s head office is #900, 688 West Hastings Street, Vancouver, BC, V6B 1P1. The address of the Company’s registered office is #1040, 999 West Hastings Street, Vancouver, BC, V6C 2W2.

The Company was incorporated under the laws of the Province of British Columbia under the name “YGC Resources Ltd.” on May 30, 1988. On January 25, 2002, the Company was struck from the Register of Companies for British Columbia and dissolved. The Company was restored to the Register on August 1, 2003. On January 5, 2004 the Company consolidated its share capital on a five (5) old for one (1) new basis and increased its authorized share capital from 4,000,000 Shares without par value to 100,000,000 Shares without par value. On June 23, 2005, the Company increased its authorized share capital from 100,000,000 Shares without par value to an unlimited number of Shares without par value. On June 20, 2007 the Company completed a plan or arrangement with QRL Resources Ltd. and changed its name to Yukon-Nevada Gold Corp.

At a Special General Meeting held on October 2, 2012, the Company consolidated its share capital on a ten (10) old Shares for one (1) new Share basis and changed its name to its current name.

Intercorporate Relationships

Set forth below are the names of the Company’s material subsidiaries:

GENERAL DEVELOPMENT OF THE BUSINESS

The Company is active in the evaluation, development and commercial production of mineral properties. The Company’s principal assets are the Jerritt Canyon gold mine, Nevada and the Ketza River property, Yukon Territory. The favourable price for gold has enabled the Company to raise equity financing, the proceeds of which are used to fund improvements to the Jerritt Canyon processing facilities and exploration of the Ketza River property.

Three-Year History

The principal business of the Company is the production of gold in Nevada and the acquisition, exploration and development of mineral properties of merit with a particular focus on gold, silver, zinc and copper properties in the Yukon Territory and British Columbia in Canada and in Nevada in the United States.

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Jerritt Canyon

Over the past three years the Jerritt Canyon processing facility and mining operations located in northern Nevada have developed significantly and this has resulted in incremental increases of gold production each year. In order to facilitate this development the Company entered into various gold forward agreements including a Senior Secured Forward Gold Sale Agreement with Deutsche Bank AG in August 2011 and February 2012. The combined gold forward agreements enabled the Company to refurbish the processing facility resulting in an optimized, efficient and modernized facility. By mid-2012 the operations achieved steady state production.

The Smith Mine came back into production in the first quarter of 2010 and the SSX-Steer Mine came back into production in the fourth quarter of 2011. Finally, the operations production pipeline increased once a third mine, Starvation Canyon, came into production in April 2013. In order to further generate incremental revenues (as the costs of operations are largely fixed) utilizing existing excess capacity at the processing facility the Company entered into toll milling agreements with nearby gold mining companies in 2013.

A second tailings facility was completed in 2013 and options for the reclamation of the original tailings facility are being evaluated. The Company has substantially completed all items under the 2009 Consent Decree including the addition of air emissions control equipment for mercury on all points of emissions at the mill. The final project under the Consent Decree is resolving the most effective treatment methods for seepage from various rock disposal areas from historic mining activity.

Ketza River

The Yukon Environmental and Socio-Economic Assessment Application was submitted in September 2011 and the final submission date has been extended to July 31, 2014 in order to answer the remaining adequacy review questions as requested by the Yukon Environmental and Socio-Economic Assessment Board as part of the proposed re-opening of the mine.

In April 2012 the Company entered into a Socio-Economic Participation Agreement with the Kaska First Nations. The Agreement is designed to foster and promote social and economic opportunities for First Nations members and contractors.

Ongoing baseline data activities continue on site including monthly water reporting. In addition, the Company is still pursuing the existing tailings dam water license renewal.

Year ended December 31, 2011

In January 2011 the Company entered into a forward gold sale agreement with Monument Mining Ltd. (“Monument”) a public company the shares of which trade on the TSX Venture Exchange. The President of Monument is Robert Baldock, a former President and director of the Company. Graham Dickson and Jean-Edgar de Trentinian, directors of the Company are also directors of Monument. Under the agreement, Monument prepaid $5,000,800 for the gold and received, in lieu of physical gold, $6,000,960 on June 30, 2011. Underground mining continued in January and throughout the year at the Smith Mine using Small Mine Development (SMD) as the mine operator.

In March 2011, the Company completed a $7.1 million non-brokered flow-through private placement for 833,488 flow-through shares (the “FT Shares”) at $8.50 per FT Share. The proceeds were used for new resource exploration at Ketza River at new targets as well as at the Silver Valley property.

At a Special Meeting of the Company held in March 2011, shareholders approved the temporary reduction of the exercise price of eight series of unlisted warrants issued between April 2009 and August 2010 by approximately 18%. The holders of the warrants had 30 days from March 14, 2011 to exercise their warrants, after which the exercise prices of the warrants reverted to their original respective exercise prices. The original prices ranged from $0.80 to $4.00 per share and the reduced prices range from $0.70 to $3.30 per share. An aggregate of 5,981,333 warrants were exercised for gross proceeds of $12,637,880. During the period May 10 to 24, 2011, 14,040,000 warrants exercisable at a price of $3.20 per share held by an insider of the Company were purchased and exercised by various entities, raising an aggregate of $44,928,000 for the Company. Concurrent with the exercise of the warrants, the Company completed a private placement of 3,348,837 units of the Company at a price of $4.30 per Share, raising an aggregate of $14,400,000. Each unit was comprised of one Share and one warrant exercisable at a price of $5.50 for 24 months from closing, subject to an accelerated expiry.

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In May the Company announced that it had reached a $3.6M settlement as a result of a class action suit initiated by former employees.

On June 27, 2011, Graham Dickson, resigned as the Company’s COO and was appointed the Senior Vice President of Acquisitions and Corporate Development. Randy Reichert was appointed the Company’s COO.

Shareholders of the Company approved a Senior Secured Forward Gold Sale Agreement dated August 12, 2011 whereby Deutsche Bank AG (“Deutsche Bank”) prepaid US$120,000,000 for the purchase of a maximum of 173,880 ounces of gold produced from the Company’s Jerritt Canyon Mine. The gold is being delivered over a four year period at an average rate of 3,623 ounces per month.

In October 2011 the Company entered into a Shareholder Rights Plan Agreement with Computershare Trust Company. The agreement has a term of three years and its objective is to achieve full and fair value for the Company’s shareholders in the event of an unsolicited take-over bid. Also in October, the Company restarted underground mining activities at the SSX-Steer Complex.

On October 18, 2011, the Company and the other joint venture shareholders of YS Mining Company Inc. (“YSM”) agreed to dissolve YSM by way of a consent resolution authorizing the dissolution of YSM (the “Resolution”) and the execution of a Corporate Dissolution Agreement (the “Agreement”). During 2011 there had been minimal activity in the joint venture, including in YSM’s wholly owned subsidiary Yukon-Shaanxi Mining Company. Upon execution of the Agreement, all remaining assets, primarily cash, were distributed to the joint venture shareholders. The Company received CAD $2.2 million from the distribution of assets on October 25, 2011. YSM was dissolved on February 9, 2012.

Year ended December 31, 2012

The Company updated its year-end 2012 mineral resource estimate for its Jerritt Canyon gold mine. The mine’s measured and indicated mineral resource (including reserves) as of December 31, 2012 had increased by 290.0 koz of gold representing a 14.8% increase over year end 2007 levels. In addition, during this time period, the following results were announced: the diamond drilling program on its 2011 Smith Mine underground diamond drilling program at the Company’s Jerritt Canyon mine, the results of its 2011 surface drilling program at the Mahala Project and the Starvation Canyon Project, the completion of construction work on a new ore dryer and fine crushing conveying system as well as maintenance upgrades to the roasting facility at the Jerritt Canyon Mine. In March 2012 the Company received notification from the Federal Mine Safety and Health Administration that they had determined a Potential Pattern of Violations did not exist at the Jerritt Canyon mine.

Underground mining continued in January and throughout the year at the Smith Mine using Small Mine Development (SMD) as the mine operator. In addition, the Company operated the SSX-Steer underground mine complex throughout the entire year. Underground Mine development including portal construction was started in November 2012 at Starvation Canyon.

In April 2012 the Company entered into a Socio-Economic Participation Agreement with the Kaska First Nations. The Agreement is designed to foster and promote social and economic opportunities for First Nations members and contractors.

In 2012 the Company entered into a second forward gold sale agreement with Monument. Monument prepaid US$5,000,000 for gold and received, in lieu of physical gold, US$6,000,000 by June 30, 2012. The Company also entered into a Forward Gold Purchase Agreement with Deutsche Bank whereby Deutsche Bank funded a US$20 million prepaid gold forward facility. The Company issued to Deutsche Bank a share purchase warrant which can be exercised to purchase 4,000,000 common shares at a price of $4.40 per share on or before February 7, 2015.

In May 2012, the Company closed a non-brokered private placement of 3,908,177 units at $2.30 per unit for gross proceeds of $8,988,809. Each unit was comprised of one Share and one share purchase warrant. Each warrant is exercisable at $4.00 per share for 36 months from closing, subject to an accelerated expiry. There was no commission paid. In June 2012, the Company completed a private placement of convertible debentures in the amount of $6,000,000 principal sum, which is convertible into up to 5,540,000 Shares, 2,010,125 warrants to purchase an additional 2,010,125 shares and 201,012 structuring shares. In July 2012, the Company completed a private placement of convertible debentures in the amount of $4,000,000 principal sum, which is convertible into up to 3,693,333 Shares, 133,333 warrants to purchase an additional 133,333 shares and 133,333 structuring shares. The Company also settled outstanding indebtedness in the amount of $6,854,220 by the issuance of an aggregate of 2,284,740 Shares. In October 2012, Whitebox Advisors LLC exercised its option to acquire $2,000,000 principal amount of additional unsecured convertible debentures. The option bears interest at a rate of 11% per annum and will mature 42 months from the closing date.

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In October 2012, the Company filed a preliminary short form base shelf prospectus with the British Columbia, Alberta and Ontario Securities Commissions and filed the final prospectus on October 31, 2012. The prospectus enables the Company to make offerings of up to $60,000,000 during the 25 month period that the prospectus remains effective. In December 2012, the Company closed an offering of 7,200,000 units at a price of $2.10 per Unit to raise an aggregate of $15,120,000. Each unit is comprised of one share and one-half share purchase warrant. Each whole warrant entitles the holder to purchase one share of the Company at a price of $2.35 expiring 48 months from closing.

During 2012 John Greenslade, Chairman of the Company resigned and Robert Baldock resigned as the President and Chief Executive Officer. The Company appointed Randy Reichert, Dr. Barry Goodfield and Shaun Heinrichs directors. Shaun Heinrichs and Randy Reichert (Chief Financial Officer and Chief Operating Officer) were appointed the Company’s Co-Chief Executive Officers. François Marland and Gerald Ruth, both directors of the Company were appointed Executive Chairman and Lead Director, respectively. Cameron Paterson was appointed the Company’s Vice President – Finance.

At the Company’s Special Meeting held October 2, 2012, shareholders approved the consolidation of the Company’s Shares on a ten (10) pre-consolidated common share for one (1) post consolidation Share and the change of the Company’s name to its current name.

In December 2012, the Company entered into a Shareholder Rights Plan Agreement with Computershare Trust Company. The Shareholder Rights Plan Agreement has a term of three years and its objective is to achieve full and fair value for the Company’s shareholders in the event of an unsolicited take-over bid.

Year Ended December 31, 2013

In January 2013 the Company announced the board of directors had adopted an Advance Notice Policy which policy, amongst other things, includes the provision that requires advance notice to the Company in circumstances where nominations of persons for election to the board of directors are made by shareholders of the Company.

During the year, the Company entered into several Toll Milling Agreements to mill ore at the Jerritt Canyon Roaster facility in Nevada. Toll milling production started in May 2013. The Company continued production at the Smith Mine throughout the year using SMD as the mine contract operator. The Company also continued mine production and operational responsibilities at the SSX-Steer Complex throughout the year. The Company also started production at its Starvation Canyon mine in early April 2013 which is located in the southern part of the Jerritt Canyon property. SMD is operating the Starvation Canyon Mine. Ore from Starvation Canyon is trucked to the Jerritt Canyon processing plant via newly constructed dirt roads from the portal to highway 226, and from highways 226 to 225 through the intersection at Tuscarora Junction. Underground diamond drilling was focused at the SSX-Steer mine in 2013.

The Company secured an eight-month senior unsecured promissory note of US$10,000,000 and in connection therewith issued 3,400,000 Warrants which are exercisable at $1.80 per share for five years. The Note bears interest at 9% per annum and matured eight months from the closing date. An extension of the agreement was negotiated to January 12, 2014 with a reduction in the issued warrants strike price to $0.50 per share. The Company also completed a marketed public offering of units, comprised of one share and one-half share purchase warrants and flow through units, comprised of one flow-through share and one-half share purchase warrant, to raise approximately $8,500,000. The Company raised a further $7,800,000 by the issuance of units, each unit comprised of one share and one-half of one share purchase warrant. In December 2013, the Company closed a public offering of units, each unit comprised of one share and one-half share purchase warrant and flow-through units, comprised of one flow-through share and one-half share purchase warrant, to raise approximately $6,240,000.

In 2013 the Company appointed Robert L. Chapman as its President and Chief Executive Officer and Mr. Chapman was elected as a director, Graham Dickson, a director and Senior Vice President of Corporate Development was appointed the Company’s Chief Operating Officer and Joanne Jobin as its Vice President – Investor Relations. Mr. Chapman was subsequently replaced by François Marland as its President and Chief Executive Officer. Randy Reichert was also let go as the Company’s Chief Operating Officer and Co-Chief Executive Officer and resigned as a director, and Shaun Heinrichs resigned as the Company’s Co-Chief Executive Officer, but remains as the Company’s Chief Financial Officer. Pierre Besuchet and Shaun Heinrichs did not stand for election at the Company’s Annual General Meeting. In October 2013, Robert Chapman resigned as a director, President and Chief Executive Officer and François Marland, a director of the Company was appointed as the Company’s President and Chief Executive Officer and Gerald Ruth, a director of the Company, was appointed Chairman.

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Events subsequent to December 31, 2013

On January 29, 2014 the Company announced that it has received a notice of default from Deutsche Bank AG (“DB”) with respect to payment defaults under two forward gold purchase agreements with the Company. The Company failed to make its December 2013 monthly gold delivery or pay the cash equivalent due to an electrical accident which resulted in a fire at Jerritt Canyon, which resulted in a temporary suspension of operations and negatively affected gold production in December. The agreements with DB do not contain a “force majeure” provision. DB is considering what actions, if any, it may make.

On February 24, 2014 Robert Baldock resigned as a director of the Company.

On March 11, 2014 the Company’s annual maintenance shutdown at Jerritt Canyon commenced and on April 1, 2014 the mill re-commenced operations.

On April 1, 2014, the British Columbia Securities Commission granted the Company a Management Cease Trade Order (“MCTO”). Management had requested the MCTO due to the delay in the preparation and the filing of the Company’s year end December 31, 2013 audited financial statements. Details are set out under the heading Directors and Officers - Cease Trade Orders, Bankruptcies, Penalties or Sanctions.

DESCRIPTION OF THE BUSINESS

General

The principal businesses of the Company are the continued mining of the Jerritt Canyon gold mine in Nevada, as well as the acquisition, exploration and development of natural resource properties with a particular focus on the Ketza River and Silver Valley Properties in the Yukon Territory.

Jerritt Canyon is an operating gold complex with three producing underground mines, ore stockpiles and a 1.5 million ton per year capacity processing plant. In addition, the approximately 119 square miles that comprise the Jerritt Canyon property offer a significant number of advanced, early stage and district-scale exploration targets and potential to expand the currently defined mineral reserves and resources proximal to the producing mines.

In April 2013, the Company announced commencement of production at its third underground gold mine at Jerritt Canyon. The Company produced approximately 18,400 tons of ore averaging 0.15 ounce per ton, per month, during the development phase and ramped up to 1,000 tons per day in June. The long term targeted mining rate is 600 tons per day averaging 0.24 ounce per ton.

Summary

The Company is engaged in the acquisition, exploration, development and operation of precious metal properties. The Company continues to investigate and negotiate the acquisition of additional precious metal mining properties or interests in such properties in order to increase the reserve life. There is no assurance that any such investigations or negotiations will result in the completion of an acquisition.

Production and Services

The Company’s principal product is gold, with gold production forming the primary source of revenues. There is a global gold market into which the Company can sell gold and, as a result, the Company is not dependent on a particular purchaser with regard to the sale of the gold that it produces.

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Specialized Skill and Knowledge

In order to carry on exploration, mining and milling activities the Company draws on the expertise of various personnel including geologists, engineers, and metallurgists.

Competitive Conditions

The precious metal mineral exploration and mining business is a competitive business. The Company must compete with numerous other companies and individuals in the search for and the acquisition of attractive precious metal mineral properties, especially in the current market. The ability of the Company to acquire precious metal mineral properties in the future will depend not only on its ability to develop its present properties and provide necessary ore to the current facilities, but also on its ability to select and acquire suitable producing properties or prospects for precious metal development or mineral exploration.

Environmental Protection

The Jerritt Canyon facilities have been designed to mitigate environmental impacts. The operations have processes, procedures or facilities in place to manage substances that have the potential to be harmful to the environment. In order to prevent and control spills and protect water quality, the mine utilizes multiple levels of spill containment procedures and routine inspection and monitoring of its facilities. The mine has installed air pollution control devices on its facilities that exceeds the minimum requirements significantly and, in the case of mercury emissions, has set the new standard for the state of Nevada. The mine also has various programs to reuse and conserve water at its operations.

In 2009 the Company reached an agreement with the Nevada Division of Environmental Protection (“NDEP”) in the form of a Consent Decree issued by the Attorney General of the State of Nevada, representing the NDEP (the “Consent Decree”). The Consent Decree resolved all of the environmental compliance concerns of the NDEP in relation to the Jerritt Canyon mill and surrounding land holdings, as well as related environmental concerns, and gives the Company the right to operate the Jerritt Canyon milling facility from the effective date. The Consent Decree records and agrees both parties to the terms of an environmental work program and includes penalties for not completing these work programs. The company has completed all but the following work under the Consent Decree:

For 2012 the Company budgeted significant environmental expenditures (approximately $30 million) in order to not only meet the requirements of the Consent Decree (“CD”), but also to meet commitments made to the State of Nevada to improve the compliance of the operations and to improve its environmental performance.  One of the most significant capital projects in 2012 was completion of the new tailings facility (“TSF2”) and ancillary water storage reservoirs. These reservoirs support ongoing operations and will facilitate the closure and reclamation of the first tailings pond (“TSF1”).  Other significant restoration projects in 2012 included improvements to stormwater controls for several waste rock disposal areas (“RDA’s”) and the advancement of technologies for treating seepage from the RDA’s.

Beginning in 2012, TSF-2 will transition as a replacement repository for mill tailings. The Company anticipates TSF-1 will cease receiving tailings no later than January 2013. TSF-1 will then enter closure and reclamation. The Company is also planning to perform approximately $10.3 million in restoration projects at the mine site, including the initial actions for closure and reclamation of TSF1 and improvements to the reclamation of waste rock disposal areas to diminish the seepage from them.

In 2012, the Company tested on a pilot scale an active method to treat the DASH East Rock Disposal Area (RDA) seepage. If the efforts to diminish the flow rates and the applicable requirements cannot be met, then treatment may be required for the RDA seepages.

QRL has financed the Jerritt Canyon Operation’s reclamation and closure costs by funding a commutation account within an insurance policy with Chartis Insurance (Chartis). This insurance policy and additional cash placed by QRL in a money market account also with Chartis, collateralizes the surety provided to government agencies for closure and reclamation. As of early September 2011, the surety provided to Government agencies was US$81,590,537, including the closure and reclamation of the TSF-2, WSR, expanded mining activities, and additional costs mandated by the State for closure of TSF-1. Approximately 45% of the bond costs are related to control and remedy of the seepage from TSF-1. The Mine Reclamation Plan and Reclamation Cost Estimate dated June 2010 and later revised in September 2010 was submitted to the Bureau of Mining Reclamation (BMRR) Branch. The required surety to government agencies for reclamation of the private land facilities was $70,015,433. QRL estimates the net present value to its closure and reclamation obligations for the Jerritt Canyon Operations at the end of the mine life to be US$44,081,377 (using a 2.6% discount rate). Bond increases are a result of more surface disturbance, increased unit costs (labour, equipment, and fuel costs), and increased remedial actions mandated by government agencies.

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Employees

As of December 31, 2013, the Company had 10 full-time employees at the head office in Vancouver, 14 full time employees and one seasonal worker, who work on a two weeks on and two weeks off schedule at the Ketza River location (these numbers are subject to some seasonality), and approximately 386 employees at the Jerritt Canyon gold mine. The Company uses a number of consultants and contractors for a variety of specialized tasks.

Reorganization

Commencing in December 2003, Graham Dickson, the then President of the Company, took the initiative in reorganizing the Company by restoring it with the Register of Companies and returning the Company to good standing as a reporting Company in the provinces of British Columbia and Alberta. On January 5, 2004, the Company’s share capital was consolidated on a five (5) old for one (1) new basis and its authorized share capital was increased from 4,000,000 Shares without par value to 100,000,000 Shares without par value; subsequently the Company’s share capital was increased to an unlimited number if Shares without par value. On April 13, 2005, the Company’s Shares commenced trading on the TSX. In 2007 the Company amalgamated with QRL by way of a Plan of Arrangement and renamed the Company from YGC Resources Ltd. to Yukon-Nevada Gold Corp. On October 9, 2012, the Company’s share capital was consolidated on a ten (10) old for one (1) new basis and changed its name to its current name.

Social or Environmental Policies

The Company believes in working with the local community and conducting the hiring of the workforce primarily from within the local area at both the Canadian and US properties to the extent possible. The Company has a policy of working with environmental agencies as closely as possible to ensure compliance with the ever-evolving environmental regulations.

Jerritt Canyon Property

The Company’s ownership of the Jerritt Canyon property began on June 20, 2007, when QRL merged with YGC Resources Ltd. to form Yukon-Nevada Gold Corp. As part of this merger the latter company acquired the wholly-owned subsidiary of VUSA (formerly Queenstake Resources USA, Inc.), which owns and operates the Jerritt Canyon Mine in northern Nevada. As of October 5, 2012, Yukon-Nevada Gold Corp. changed its name to Veris Gold Corp.

In summary, the Jerritt Canyon Mine is owned and operated by VUSA, a wholly owned subsidiary of Veris. The Company commissioned a National Instrument 43-101 (“NI 43-101”) compliant Technical Report update on its Jerritt Canyon operating gold mine property north of Elko, Nevada which was prepared by Todd Johnson P.E., Vice President Exploration, the Company, Mark Odell, P.E., Consulting Mine Engineer, Practical Mining LLC, Karl Swanson, Mining Consultant, SME, MAusIMM, Michele White, Geologic Consultant, CPG#11252 AIPG, and John Fox, P. Eng., Consulting Metallurgist. The technical report was prepared for Veris and reflects the most recent resource and reserves based on data produced through December 31, 2012. The effective date of the Company’s most recent technical report is December 31, 2012 and it was filed on SEDAR as of July 11, 2013 (the “Technical Report”).

Jerritt Canyon contains over 22 separately exploited Carlin-Type sediment-hosted deposits that have either been mined from open pit and/or underground methods since 1981 and processed at the property or remain intact still and form part of the December 31, 2012 Mineral Resources and/or Reserves. Since July 1981, the Jerritt Canyon processing plant has produced over 8.0 million ounces of gold primarily from ores originating from the Jerritt Canyon property.

Certain of Newmont’s ores and stockpiles have been processed at the Jerritt Canyon processing plant. Newmont USA Limited’s (“Newmont”) original Carlin Deposit discovered in the early 1960’s lies approximately 34 miles (55 km) southwest of the operating SSX-Steer underground mine at Jerritt Canyon.

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The Jerritt Canyon Carlin-Type deposits occur in a north-northeast trending mineralized belt called the Independence trend. The primary host rock for the Jerritt Canyon Carlin-Type deposits is the Silurian and Ordovician Hanson Creek Formation with much less mineralization hosted in the overlying Devonian and Silurian Roberts Mountain Formation. Dike rocks locally contain ore grade gold mineralization but are volumetrically insignificant relative to the sedimentary rock hosted ore materials.

The Jerritt Canyon sulfide ores are double refractory in nature because the gold mineralization is both included in solid solution within sulfide minerals (arsenic-rich pyrite), and is also locally associated as free grains with organic carbon in the host rock. The permitted and operating on-site Jerritt Canyon processing facility contains crushing and grinding circuits, two parallel, two-stage oxygen fluid-bed Dorr Oliver roasters (commissioned in 1989), a cyanidation circuit, and a refinery. The processing plant has a maximum capacity of 1.5 million tons per year. The roaster helps oxidize the refractory ores for subsequent cyanidation and has a currently permitted capacity of 250 tons per hour (6,000 tons per day) which is the engineering design capacity.

Underground mining production in 2012 at the property was from the Smith and SSX-Steer mines. Underground mining methods use both long-hole stopping and modified drift and fill. Split set rock bolts and welded wire mesh provide the primary means of ground support with supplementary resin anchor rebar bolts, cable bolts and/or shotcrete where necessary.

Mining at Smith in 2013 was done by contract miner Small Mine Development LLC (SMD) whereas mining at SSX-Steer was performed by VUSA staff. Exploration and development (resource conversion) drilling was active at Smith and SSX-Steer in 2012 using one contract diamond drill. Development drift and stope drilling and minor exploration using RC Cubex drills were also active at both operating mines in 2012. Initial underground development work (portal excavation and drift development) at Starvation Canyon started in November 2012 and continued through the end of the year and mining production at Starvation Canyon, operated by SMD, commenced in early April 2013.

The December 31, 2012 Mineral Resources and Reserves from 6 underground areas (Smith mine, SSX-Steer mine, Saval, Murray, Starvation Canyon and Winters Creek) and 6 open pits (Burns Basin, Mill Creek, Pie Creek, Road Canyon, Saval, and Wright Window) have been updated in the Company’s Technical Report based on additional drilling completed in 2012 and/or based on recent remodeling work. Reserve additions included in this Technical Report relative to the previous report are located at the Smith, SSX-Steer and Starvation underground mines and at the Burns Basin open pit. The Smith and SSX-Steer underground mines comprise the majority of the mineral reserves in the district.

Mineral Resource Estimate

The December 31, 2012 Mineral Resources at Jerritt Canyon are contained within 6 open pits including Burns Basin, Mill Creek, Pie Creek, Road Canyon, Saval, and Wright Window, and 6 underground areas including Murray, Smith, SSX (including West Mahala), Saval, Starvation Canyon, and Winter’s Creek. The recently revised underground mineral resource estimates are based on extensive underground and surface drilling data, a strict 0.10 opt grade shell digitized by hand on 50 foot cross-sections, and using geology constrained kriging estimation methods. Block modeling techniques incorporate 5x5x5 ft. block sizes within the digitized grade shells.

Measured Resources as of December 31, 2012 total 4511 ktons averaging 0.198 opt Au containing 891.7 koz. Indicated Resources as of December 31, 2012 total 7,932 ktons averaging 0.171 opt Au containing 1,359.4 koz. Combined Measured and Indicated Resources as of December 31, 2012 total 12,443 ktons at 0.181 opt Au, containing 2,251.1 koz. There is an additional Inferred Resource of 3,845 tons at 0.170 opt Au, containing 653.2 koz. Resources were determined using a US$1,620/oz two-year average trailing gold price.

For this Technical Report, new drilling information for the open pit resources has been included for the Saval and Burns Basin open pits. Also for this Technical Report, new drilling information for underground resources has been included for Starvation, Smith and SSX underground mines.

One of the independent contributory authors of the Technical Report conducted a January 2013 database audit of assay results from drilled material sampled between June 18, 2011 and December 31, 2012 for underground drilling, and between July 18, 2011 and December 21, 2011 for surface drilling. There was very little surface drilling in 2012. This database audit reviewed between 5 to 25 percent of the actual records and concluded excellent correlation between certified sampling results and the database as discussed below. The results of this audit commend the 2013 database for use in the new resource and reserve estimates listed below.

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Jerritt Canyon mineral resources including reserves – December 31, 2012

	Measured			Indicated			Measured + Indicated			Inferred
Area	kt	opt	koz	kt	opt	koz	kt	opt	koz	kt	opt	koz
Open Pit
Burns Basin	46	0.106	4.9	430	0.096	41.4	476	0.097	46.3	5	0.061	0.3
Mill Creek	3	0.089	0.3	299	0.094	28.0	302	0.094	28.3	4	0.153	0.6
Saval	51	0.148	7.6	315	0.085	26.7	367	0.093	34.3	10	0.083	0.8
Wright Window	5	0.174	0.9	115	0.090	10.3	120	0.094	11.2	5	0.088	0.4
Pie Creek	-	-	-	225	0.086	19.2	225	0.086	19.2	5	0.089	0.5
Road Canyon	-	-	-	17	0.070	1.2	17	0.070	1.2	187	0.081	15.2
Stockpiles	37	0.124	4.6	254	0.049	12.4	291	0.059	17.1	-	-	-
Open Pit Resource	144	0.128	18.3	1,654	0.084	139.3	1,798	0.088	157.6	216	0.082	17.8

Underground
Smith	2,980	0.200	597.3	2,214	0.204	452.1	5,193	0.202	1,049.4	977	0.179	174.6
SSX Including West Mahala	1,205	0.201	242.6	2,438	0.198	481.7	3,643	0.199	724.3	2,508	0.173	433.6
Saval	17	0.276	4.6	160	0.247	39.6	177	0.250	44.2	51	0.238	12.2
Murray	142	0.163	23.1	404	0.165	66.8	545	0.165	89.9	61	0.162	10.0
Starvation	24	0.238	5.8	946	0.176	166.8	970	0.178	172.6	21	0.170	3.6
Winters Creek	-	-	-	117	0.112	13.1	117	0.112	13.1	10	0.145	1.5
Underground Resource	4,367	0.200	873.4	6,278	0.194	1,220.1	10,645	0.197	2,093.5	3,629	0.175	635.4
Resource Total	4,511	0.198	891.7	7,932	0.171	1,359.4	12,443	0.181	2,251.1	3,845	0.170	653.2

Notes:

(1)	Mineral Resources that are not mineral reserves do not have demonstrated economic viability;
(2)	Open Pit Mineral Resources are contained within Lerch Grossman pit shells constructed at $1,620/oz. gold price and meet the minimum cutoff grade;
(3)	Open Pit Mineral Resources include 5% mining losses and 5% dilution;
(4)	Underground Mineral Resources are constrained to 0.10 opt grade shells and occur outside existing asbuilts workings and sterilized areas, and are deemed by the Qualified Person to be potentially economic; and

(5)	Underground Mineral Resources include 5% mining losses and 5-10% dilution.

Mineral Reserves Estimate

Mineral Reserves as of December 31, 2012 are listed below. The following parameters were used to determine Mineral Reserves for each area:

•	A three-year average trailing gold price of $1,490 per ounce

•	Grade dependent gold recoveries varying from 75% to 90%

•	$0.40 per ounce refining charges

•	Open pit cut off grades vary from a low of 0.043 to 0.046 opt

•	Underground cut off grades vary from 0.106 to 0.116 opt.

Jerritt Canyon mineral reserves – December 31, 2012

	Proven			Probable			Proven + Probable
Area	kt	opt	koz	kt	opt	koz	kt	opt	koz
Open Pit
Burns Basin	32	0.100	3.2	391	0.101	39.6	423	0.101	42.8
Mill Creek	3	0.089	0.3	194	0.090	17.4	197	0.090	17.7
Saval	51	0.155	7.9	32	0.089	2.9	83	0.129	10.8
Wright Window	5	0.174	0.9	109	0.093	10.1	114	0.096	11.0
Stockpiles	37	0.124	4.6	167	0.053	8.9	204	0.066	13.5
Open Pit Reserve	128	0.131	17.0	892	0.088	78.9	1,021	0.094	95.7

Underground
Smith	1,750	0.162	283.5	1,262	0.168	211.8	3,012	0.164	495.3
SSX Including West Mahala	566	0.172	97.5	1,056	0.159	167.4	1,621	0.163	272.0
Saval	18	0.239	4.3	150	0.203	30.4	168	0.207	34.8
Murray	142	0.163	23.1	354	0.166	58.6	495	0.165	81.7
Starvation	24	0.238	5.8	946	0.176	166.8	970	0.178	172.6
Underground Reserve	2,499	0.166	414.3	3,766	0.169	635.0	6,266	0.167	1,049.3
Reserve Total	2,628	0.164	431.1	4,659	0.153	713.9	7,287	0.157	1,145.0

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The reserves listed above are a subset of the resources listed in the first table. Dewatering of some of the Smith, West Mahala and Murray reserve areas that lie below the water table will be required. The operating and capital costs at these mines contain provisions for construction and operation of the dewatering systems. The processing plant requires 700 gpm of makeup water which is derived from seepage wells surrounding the existing tailings storage facility (TSF-1) and from fresh water supply wells. With the replacement of TSF-1, the source of seepage water will gradually diminish and ultimately will no longer be available. Mine dewatering operations will replace the TSF-1 seepage over time. A water treatment plant and rapid infiltration basin (RIB) will be required to dispose of dewatering in excess of the 700 gpm process water requirement.

From January 1, 2012 to December 31, 2012 Jerritt Canyon processed 978 ktons of ore containing 127.7 kozs from Smith, SSX and stockpile sources (Hofer, W. 2013). During the year all ores processed at Jerritt Canyon were from onsite sources and no ore from offsite was processed.

Reserve additions net of depletion total 84 koz relative to the previous NI 43-101 report and the gains are concentrated at the Starvation and Smith underground mines with lesser additions at Burns Basin open pit. Stockpile reserves decreased by 44 koz due to depletion and reclassification based on a trenching sampling program conducted in 2012. Reserves at the SSX-Steer underground (including West Mahala) and Murray underground decreased slightly.

Conclusions

The six year Life of Mine Reserves Plan will produce robust financial results. Achieving sustained ore mining and processing rates of 1.5 million tons per year is critical to the success of the Jerritt Canyon mine operation. In 2013 ore will be sourced from the Smith and SSX underground mines, new underground mine at Starvation Canyon, and low grade ore stockpiles.

Recommendations

Additional ore sources need to be developed at the Saval Underground and Burns Basin Pit during the next two years to enhance production and replace the stockpile ores as they are depleted. Reopening of the Murray underground mine and adding to open pit reserves will be required to maintain processing rates at the desired level over the 6 year reserve life.

Resource conversion near the existing and planned underground workings should remain a drilling priority. Conversion of resources near the planned open pits could also significantly add to the project life and economics.

Dewatering will be necessary to recover 234 koz of the current reserves located in the Smith, SSX and Murray mines. Engineering and permitting of the dewatering facilities must be a high priority to ensure these reserves are available when needed.

Mining operations can implement more economical mining plans including raising the cutoff grade and including inferred resources in the LOM plan. The processing of third party toll milling ores to increase and maximize the mill capacity would also help lower the operating cost per ton and increase revenue but cannot be included in the present Cash flow Analysis due to NI 43-101 rules that limit this work to reserve materials sourced from the Jerritt Canyon property.

Ketza River Property

The Company conducted a number of environmental and social impact studies relating to the Yukon Environmental and Socio-economic Assessment Board (YESAB) project proposal and application that was submitted in late September 2011. The Company currently manages its environmental compliance program in the Yukon Territory with onsite personnel to administer the monitoring requirements with occasional help from contracted environmental engineering firms during the YESSA application period. There are regular consultations with the Yukon Territorial Government to ensure the Company is complying with regulatory requirements. In February 2013, the Company submitted responses to the first set of questions from YESAB as part of the Adequacy Review process and has now received an extension to July 2014 to answer the following rounds of inquiries. After the application has successfully passed Adequacy Review, the Screening process will continue. Approval of this project proposal will allow the Company to commence construction of the tailings facility at the site and allow for mine production.

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Risk Factors

VG’s indebtedness and the conditions and restrictive covenants imposed on VG by various financing agreements could materially and adversely affect VG’s business and results of operations.

The Company is a party to various financing agreements, including various forward gold purchase contracts. Under the forward gold purchase contracts, the Company has committed to deliver specified amounts of gold in the aggregate amount of 121,808 ounces as of March 28, 2013 over specified periods of time in consideration for gross cash payments from the lenders. The Company’s ability to meet regularly scheduled gold deliveries under the forward gold purchase contracts will depend on the Company’s future operating performance, which in turn will depend on prevailing economic conditions and other factors, many of which may be beyond the Company’s control.

In addition, the Company’s forward gold purchase contracts include various conditions and covenants that require VG to obtain lenders’ consents prior to carrying out certain activities and entering into certain transactions, such as incurring additional debt, creating additional charges on Company assets, and providing additional guarantees or disposing of certain assets.

As a result of the restrictive covenants or other terms of any existing or new loan or other financing agreements, the Company may be significantly restricted in its ability to raise additional capital through bank borrowings and debt to engage in some transactions that VG expects to be of benefit to the Company. The inability to meet these conditions and covenants or obtain lenders’ consent to carry out restricted activities could materially and adversely affect the business and results of operations of VG.

On December 18, 2013 operations at the Company's Jerritt Canyon processing facility were interrupted due to an electrical arc-flash explosion that took place in the primary crushing building. This incident affected various areas of the remaining milling operations and resulted in an unscheduled temporary shut-down of the Jerritt Canyon operations for the remainder of December. This interruption negatively affected production during the December and the fourth quarter of 2013, ultimately leading to a significant shortfall in production and the Company being unable to make the scheduled December 2013 gold deliveries under each of the two forward gold purchase agreements held with Deutsche Bank AG, London Branch (“DB”). On January 28, 2014 the Company received a notice of default from DB in respect of the failure to make the scheduled December 31, 2013 payment. Under the terms of the Gold Facility the default cannot be cured, however both parties are actively working to a resolution to ensure the continuation of the Company’s operations for the benefit of the shareholders.

Changes in the market price of gold and other precious metals, which in the past have fluctuated widely, affect the financial condition of VG.

The Company’s profitability and long-term viability depend, in large part, upon the market price of gold and other metals and minerals produced from the Company’s mineral properties. The market price of gold and other precious metals is volatile and is impacted by numerous factors beyond the Company’s control, including:

•	global or regional consumption patterns;
•	expectations with respect to the rate of inflation;
•	the relative strength of the U.S. dollar and certain other currencies;
•	interest rates;
•	global or regional political or economic conditions, including interest rates and currency values;
•	supply and demand for jewellery and industrial products containing metals; and
•	sales by central banks and other holders, speculators and producers of metals in response to any of the above factors.

The Company cannot predict the effect of these factors on metal prices. A decrease in the market price of gold and other precious metals could affect the Company’s ability to finance its mineral projects. There can be no assurance that the market price of gold and other precious metals will remain at current levels or that such prices will improve. In particular, an increase in worldwide supply, and consequent downward pressure on prices, may result over the longer term from increased production from mines developed or expanded as a result of current metal price levels.

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Changes in environmental regulations and permits could impact the ability or cost of VG to operate either the Nevada or Yukon properties.

The Company’s operations and exploration and development activities in Canada and the United States are subject to extensive federal, state, provincial, territorial and local laws and regulations governing various matters, including management of natural resources and environmental protections. The Company’s current and anticipated future operations, including further exploration and development activities and commencement of production on the Company’s properties, require permits from various United States and Canadian federal, state, provincial, territorial and local governmental authorities. There can be no assurance that all permits that the Company requires for the construction of mining facilities, to conduct mining operations and to conduct its other operations will be obtainable on reasonable terms, or at all. Delays or a failure to obtain such permits, or a failure to comply with the terms of any such permits that the Company has obtained, could have a material adverse impact on the Company.

The mine at Jerritt Canyon is currently operating under the Consent Decree relating to certain environmental issues that the Company is to address. Delays or a failure to remedy such issues could have a material adverse impact on the Company.

Operating costs and production are subject to a number of external factors that could impact the sustainability of the Jerritt Canyon mining operations.

The cost of gold production may be impacted by numerous variables including mined ore grade and gold recovery, backfill and development required, fuel and consumable costs, labour and benefit cost, equipment operating and maintenance costs, and numerous other factors.

Production risk factors may include poor gold recovery, unavailability of skilled labour and management, labour issues with the existing workforce, availability of mining equipment, availability of consumables used in mining, mine pan implementation, weather, governmental regulations and other operating factors.

The figures for VG’s resources and reserves are estimates based on interpretation and assumptions and may yield less mineral production under actual conditions than is currently estimated.

Unless otherwise indicated, mineralization figures presented in this Annual Information Form and in the Company’s other filings with securities regulatory authorities, press releases and other public statements that may be made from time to time are based upon estimates made by Company personnel and independent geologists. These estimates are imprecise and depend upon geologic interpretation and statistical inferences drawn from drilling and sampling analysis, which may prove to be unreliable. There can be no assurance that:

•	these estimates will be accurate;
•	reserve, resource or other mineralization figures will be accurate; or
•	this mineralization could be mined or processed profitably.

Mineralization estimates for the Company’s properties may require adjustments or downward revisions based upon further exploration or development work or actual production experience. In addition, the grade of ore ultimately mined, if any, may differ from that indicated by drilling results. There can be no assurance that minerals recovered in small-scale tests will be duplicated in large-scale tests under on-site conditions or in production scale.

The estimating of mineral reserves and mineral resources is a subjective process that relies on the judgment of the persons preparing the estimates. The process relies on the quantity and quality of available data and is based on knowledge, mining experience, analysis of drilling results and industry practices. Valid estimates made at a given time may significantly change when new information becomes available. By their nature, mineral resource and reserve estimates are imprecise and depend, to a certain extent, upon analysis of drilling results and statistical inferences that may ultimately prove to be inaccurate. There can be no assurances that actual results will meet the estimates contained in studies. As well, further studies are required.

Estimated mineral reserves or mineral resources may have to be recalculated based on changes in metal prices, further exploration or development activity or actual production experience. This could materially and adversely affect estimates of the volume or grade of mineralization, estimated recovery rates or other important factors that influence mineral reserve or mineral resource estimates. The extent to which mineral resources may ultimately be reclassified as mineral reserves is dependent upon the demonstration of their profitable recovery. Any material changes in mineral resource estimates and grades of mineralization will affect the economic viability of placing a property into production and a property’s return on capital. The Company cannot provide assurance that mineralization can be mined or processed profitably.

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The resource and reserve estimates contained herein have been determined and valued based on assumed future prices, cut-off grades and operating costs that may prove to be inaccurate. Extended declines in market prices for precious metals may render portions of the Company’s mineralization uneconomic and result in reduced reported mineralization. Any material reductions in estimates of mineralization, or of the Company’s ability to extract this mineralization, could have a material adverse effect on VG’s results of operations or financial condition.

The failure to establish proven and probable reserves could restrict the Company’s ability to successfully implement its strategies for long-term growth and could impact future cash flows, earnings, results of operation and financial condition.

VG’s ability to continue its production and exploration activities, and to continue as a going concern, will depend in part on its ability to continue production and generate material revenues or to obtain suitable financing.

VG has limited financial resources. In the future, the Company’s ability to continue its production and exploration activities, if any, will depend in part on the Company’s ability to continue production and generate material revenues or to obtain suitable financing. Any unexpected costs, problems or delays could severely impact the Company’s ability to continue these activities.

There can be no assurance that the Company will continue production at its Jerritt Canyon Mine or generate sufficient revenues to meet its obligations as they become due or obtain necessary financing on acceptable terms, if at all. The Company’s failure to meet its ongoing obligations on a timely basis could result in the loss or substantial dilution of the Company’s interests (as existing or as proposed to be acquired) in its properties. In addition, should the Company incur significant losses in future periods, it may be unable to continue as a going concern, and realization of assets and settlement of liabilities in other than the normal course of business may be at amounts materially different than the Company’s estimates.

VG is exposed to credit, liquidity, interest rate and currency risk.

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations. The Company’s cash equivalents and short-term investments are held through large Canadian financial institutions. Short-term and long-term investments (including those presented as part of cash and cash equivalents) are composed of financial instruments issued by Canadian banks and companies with high investment-grade ratings. These investments mature at various dates over the current operating period.

Liquidity risk is the risk of loss from not having sufficient funds to meet financial obligations as they fall due. The Company manages liquidity risk through forecasting its cash flows from operations and anticipating investing and financing activities. Senior management is actively involved in the review and approval of planned expenditures and typically ensures that it has sufficient cash on demand to meet expected operating expenses.

Interest rate risk is the risk that the fair values and future cash flows of the Company will fluctuate because of changes in market interest rates. The Company is exposed to interest rate risk on its cash and cash equivalents. The Company’s cash and cash equivalents contain highly liquid investments that earn interest at market rates. Fluctuations in market interest rates do not have a significant impact on the Company’s results from operations due to the short term to maturity of the investments held.

The Company is exposed to the financial risk related to the fluctuation of foreign exchange rates. The Company operates in Canada and the United States and a portion of its expenses are incurred in U.S. dollars. A significant change in the currency exchange rates between the Canadian dollar relative to the U.S. dollar could have an effect on the Company’s results of operations, financial position or cash flows. The Company has not hedged its exposure to currency fluctuations.

VG’s ability to continue as a going concern is dependent on raising additional capital, which it may not be able to do on favorable terms, or at all.

VG will need to raise additional capital to support its continuing operations. The Company can provide no assurance that additional funding will be available on a timely basis, on terms acceptable to the Company, or at all. If the Company is unsuccessful raising additional funding, its business may not continue as a going concern. Even if the Company does find additional funding sources, it may be required to issue securities with greater rights than those currently possessed by holders of its common shares. The Company may also be required to take other actions that may lessen the value of its common shares or dilute its common shareholders, including borrowing money on terms that are not favorable to the Company or issuing additional equity securities. If the Company experiences difficulties raising money in the future, its business and liquidity will be materially adversely affected.

15

General economic conditions may adversely affect VG’s growth, future profitability and ability to finance.

The unprecedented events in global financial markets in the past several years have had a profound impact on the global economy. Many industries, including the mining industry, are impacted by these market conditions. Some of the key impacts of the current financial market turmoil include contraction in credit markets resulting in a widening of credit risk, devaluations, high volatility in global equity, commodity, foreign exchange and precious metal markets and a lack of market liquidity. A worsening or slowdown in the financial markets or other economic conditions, including but not limited to, consumer spending, employment rates, business conditions, inflation, fuel and energy costs, consumer debt levels, lack of available credit, the state of the financial markets, interest rates and tax rates, may adversely affect the Company’s growth and ability to finance. Specifically:

•	the global credit/liquidity crisis could impact the cost and availability of financing and the Company’s overall liquidity;
•	the volatility of metal prices would impact the Company’s revenues, profits, losses and cash flow;
•	negative economic pressures could adversely impact demand for the Company’s production;
•	construction related costs could increase and adversely affect the economics of any of the Company’s projects;
•	volatile energy, commodity and consumables prices and currency exchange rates would impact the Company’s production costs; and
•	the devaluation and volatility of global stock markets would impact the valuation of the Company’s equity and other securities.

Significant uncertainty exists related to inferred mineral resources.

There is a risk that inferred mineral resources referred to herein cannot be converted into measured or indicated mineral resources as there may be limited ability to assess geological continuity. Due to the uncertainty relating to inferred mineral resources, there is no assurance that inferred mineral resources will be upgraded to resources with sufficient geological continuity to constitute measured and indicated resources as a result of continued exploration. See “Cautionary Note to United States Investors”.

Mining is inherently dangerous and subject to conditions or events beyond VG’s control, which could have a material adverse effect on VG’s business.

Mining involves various types of risks and hazards, including:

•	environmental hazards;
•	industrial accidents;
•	metallurgical and other processing problems;
•	unusual or unexpected rock formations;
•	structural cave-ins or slides;
•	flooding;
•	fires;
•	power outages;
•	labour disruptions;
•	explosions;
•	landslides and avalanches;
•	mechanical equipment and facility performance problems;
•	availability of materials and equipment;
•	metals losses; and
•	periodic interruptions due to inclement or hazardous weather conditions.

16

These risks could result in damage to, or destruction of, mineral properties, production facilities or other properties; personal injury or death, including to employees; environmental damage; delays in mining; increased production costs; asset write downs; monetary losses; and possible legal liability. The Company may not be able to obtain insurance to cover these risks at economically feasible premiums or at all. Insurance against certain environmental risks, including potential liability for pollution or other hazards as a result of the disposal of waste products occurring from production, is not generally available to the Company or to other companies within the mining industry. The Company may suffer a material adverse impact on its business if it incurs losses related to any significant events that are not covered by its insurance policies.

Exploration, construction and production activities may be limited and delayed by inclement weather and shortened exploration, construction and development seasons.

VG is subject to certain uninsured risks which may result in losses and have a material adverse effect upon the financial performance and results of operations of VG.

The Company’s business is subject to a number of risks and hazards generally, including adverse environmental conditions, industrial accidents, labour disputes, unusual or unexpected geological conditions, ground or slope failures, cave-ins, changes in the regulatory environment and natural phenomena such as inclement weather conditions, floods, fire and earthquakes. Such occurrences could result in damage to mineral properties or production facilities, personal injury or death, environmental damage to the Company’s properties or the properties of others, delays in mining, monetary losses and possible legal liability.

The Company currently maintains a limited amount of liability insurance. Although the Company may in the future maintain additional insurance to protect against certain risks in such amounts as it considers to be reasonable, its insurance will not cover all the potential risks associated with a mining company’s operations. VG may also be unable to maintain insurance to cover these risks at economically feasible premiums. Insurance coverage may not continue to be available or may not be adequate to cover any resulting liability. Moreover, insurance against risks such as environmental pollution or other hazards as a result of exploration and production is not generally available to the Company or to other companies in the mining industry on acceptable terms. The Company might also become subject to liability for pollution or other hazards which may not be insured against or which the Company may elect not to insure against because of premium costs or other reasons. Losses from these events may cause the Company to incur significant costs that could have a material adverse effect upon its financial performance and results of operations.

VG requires various permits to conduct its current and anticipated future operations, and delays or failures in renewing such permits, or a failure to comply with the terms of any such permits that VG has obtained, could have a material adverse impact on VG.

The Company’s current and anticipated future operations, including further exploration and development activities and commencement of production on the Company’s properties, require permits from various United States and Canadian federal, state, provincial, territorial and local governmental authorities. There can be no assurance that all permits that the Company requires for the construction of mining facilities and to conduct mining operations will be obtainable on reasonable terms, or at all. Delays or a failure to obtain such permits, or a failure to comply with the terms of any such permits that the Company has obtained, could have a material adverse impact on the Company.

The duration and success of efforts to obtain and renew permits are contingent upon many variables not within the Company’s control. Shortage of qualified and experienced personnel in the various levels of government could result in delays or inefficiencies. Backlog within the permitting agencies could affect the permitting timeline of the various projects. Other factors that could affect the permitting timeline include (i) the number of other large-scale projects currently in a more advanced stage of development which could slow down the review process and (ii) significant public response regarding a specific project. As well, it can be difficult to assess what specific permitting requirements will ultimately apply to all the projects.

VG is subject to significant regulation from various governmental authorities and failure to comply with their requirements may result in increased cost or an interruption in VG’s operations.

The Company’s operations and exploration and development activities in Canada and the United States are subject to extensive federal, state, provincial, territorial and local laws and regulations governing various matters, including:

17

•	management of natural resources;
•	exploration and development of mines, production and post-closure reclamation;
•	exports;
•	price controls;
•	taxation and mining royalties;
•	regulations concerning business dealings with native groups;
•	labor standards and occupational health and safety, including mine safety; and
•	historic and cultural preservation.

Failure to comply with applicable laws and regulations may result in civil or criminal fines or penalties or enforcement actions, including orders issued by regulatory or judicial authorities enjoining, curtailing or closing operations or requiring corrective measures, installation of additional equipment or remedial actions, any of which could result in the Company incurring significant expenditures. The Company may also be required to compensate private parties suffering loss or damage by reason of a breach of such laws, regulations or permitting requirements. It is also possible that future laws and regulations, or a more stringent enforcement of current laws and regulations by governmental authorities, could cause additional expense, capital expenditures, restrictions on or suspensions of the Company’s operations and delays in the exploration and development of the Company’s properties.

VG has ongoing reclamation on some of its mineral properties and may be required to fund additional work that could have a material adverse effect on its financial position.

Land reclamation requirements are generally imposed on mineral exploration companies (as well as companies with mining operations) in order to minimize long term effects of land disturbance. Reclamation may include requirements to:

•	treat ground and surface water to drinking water standards;
•	control dispersion of potentially deleterious effluents; and
•	reasonably re-establish pre-disturbance land forms and vegetation.

Financial resources spent on reclamation might otherwise be spent on further exploration and development programs. In addition, regulatory changes could increase the Company’s obligations to perform reclamation and mine closing activities. There can be no assurance that the Company will not be required to fund additional reclamation work at these sites that could have a material adverse effect on the Company’s financial position.

Title and other rights to VG’s mineral properties cannot be guaranteed, are subject to agreements with other parties and may be subject to prior unregistered agreements, transfers or claims and other defects.

The Company cannot guarantee that title to its properties will not be challenged. The Company may not have, or may not be able to obtain, all necessary surface rights to develop a property. Title insurance is generally not available for mineral properties and the Company’s ability to ensure that it has obtained secure claim to individual mineral properties or mining concessions may be severely constrained. The Company’s mineral properties may be subject to prior unregistered agreements, transfers or claims, and title may be affected by, among other things, undetected defects. The Company has not conducted surveys of all of the claims in which it holds direct or indirect interests. A successful challenge to the precise area and location of these claims could result in the Company being unable to operate on its properties as permitted or being unable to enforce its rights with respect to its properties. This could result in the Company not being compensated for its prior expenditure relating to the property.

VG currently relies on a limited number of properties.

The principal property interests of the Company are currently its interest in the properties known as the Jerritt Canyon gold mine in Nevada and the Ketza River and Silver Valley Properties in the Yukon Territory. As a result, unless the Company acquires additional property interests, any adverse developments affecting those properties could have a material adverse effect upon the Company and could materially and adversely affect the potential mineral resource production, profitability, financial performance and results of operations of the Company.

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VG’s issuance of debt may impair its ability to take advantage of future business opportunities.

The Company may enter into transactions to acquire assets or the shares of other corporations which may be financed partially or wholly with debt, which may increase its debt levels above industry standards. The Company’s articles do not limit the amount of indebtedness that it can incur. The level of the Company’s indebtedness could impair its ability to obtain additional financing in the future to take advantage of business opportunities that may arise.

VG may be subject to legal proceedings.

Due to the nature of its business, the Company may be subject to numerous regulatory investigations, claims, lawsuits and other proceedings in the ordinary course of its business. The results of these legal proceedings cannot be predicted with certainty due to the uncertainty inherent in litigation, including the effects of discovery of new evidence or advancement of new legal theories, the difficulty of predicting decisions of judges and juries and the possibility that decisions may be reversed on appeal. There can be no assurances that these matters will not have a material adverse effect on the Company’s business.

Increased competition could adversely affect VG’s ability to attract necessary capital funding or acquire suitable producing properties or prospects for mineral exploration in the future.

The mining industry is intensely competitive. Significant competition exists for the acquisition of properties producing or capable of producing metals. The Company may be at a competitive disadvantage in acquiring additional mining properties because it must compete with other individuals and companies, many of which have greater financial resources, operational experience and technical capabilities than the Company or are further advanced in their development or are significantly larger and have access to greater mineral reserves, for the acquisition of mineral claims, leases and other mineral interests. The Company may also encounter increasing competition from other mining companies in its efforts to hire experienced mining professionals. Competition for exploration resources at all levels is currently very intense, particularly affecting the availability of manpower, drill rigs and helicopters. Increased competition could adversely affect the Company’s ability to attract necessary capital funding or acquire suitable producing properties or prospects for mineral exploration in the future. If the Company is unsuccessful in acquiring additional mineral properties or qualified personnel, it will not be able to grow at the rate it desires, or at all.

VG may experience difficulty attracting and retaining qualified management and technical personnel to meet the needs of its anticipated growth, and the failure to manage VG’s growth effectively could have a material adverse effect on VG’s business and financial condition.

The Company is dependent on the services of key executives. Due to the Company’s relatively small size, the loss of these persons or the Company’s inability to attract and retain additional highly skilled employees required for the development of the Company’s activities may have a material adverse effect on the Company’s business or future operations.

There can be no assurance that VG will successfully acquire additional mineral rights.

Most exploration projects do not result in the discovery of commercially mineable ore deposits and no assurance can be given that any particular level of recovery of ore reserves will be realized or that any identified mineral deposit will ever qualify as a commercially mineable (or viable) ore body which can be legally and economically exploited. Estimates of reserves, mineral deposits and production costs can also be affected by such factors as environmental permitting regulations and requirements, weather, environmental factors, unforeseen technical difficulties, unusual or unexpected geological formations and work interruptions. If current exploration programs do not result in the discovery of commercial ore, the Company may need to write-off part or all of its investment in existing exploration stage properties, and may need to acquire additional properties. Material changes in ore reserves, grades, stripping ratios or recovery rates may affect the economic viability of any project.

VG’s future growth and productivity will depend, in part, on its ability to identify and acquire additional mineral rights, and on the costs and results of continued exploration and development programs. Mineral exploration is highly speculative in nature and is frequently non-productive. Substantial expenditures are required to:

•	establish ore reserves through drilling and metallurgical and other testing techniques;
•	determine metal content and metallurgical recovery processes to extract metal from the ore; and
•	construct, renovate or expand mining and processing facilities.

19

In addition, if the Company discovers a mineral deposit, it would take several years from the initial phases of exploration until production is possible. During this time, the economic feasibility of production may change. As a result of these uncertainties, there can be no assurance that the Company will successfully acquire additional mineral rights.

Some of the directors have conflicts of interest as a result of their involvement with other natural resource companies.

Certain of the directors of the Company also serve as directors, or have significant shareholdings in, other companies involved in natural resource exploration and development or mining-related activities. To the extent that such other companies may participate in ventures in which the Company may participate in, or in ventures which the Company may seek to participate in, the directors may have a conflict of interest. In all cases where the directors have an interest in other companies, such other companies may also compete with the Company for the acquisition of mineral property investments. Such conflicts of the directors may result in a material and adverse effect on the Company’s profitability, results of operation and financial condition. As a result of these conflicts of interest, the Company may miss the opportunity to participate in certain transactions, which may have a material adverse effect on the Company’s financial position.

Global climate change is an international concern, and could impact VG’s ability to conduct future operations.

Global climate change is an international issue and receives an enormous amount of publicity. The Company would expect that the imposition of international treaties or U.S. or Canadian federal, state, provincial or local laws or regulations pertaining to mandatory reductions in energy consumption or emissions of greenhouse gasses could affect the feasibility of mining projects and increase operating costs.

Adverse publicity from non-governmental organizations could have a material adverse effect on the Company.

There is an increasing level of public concern relating to the effect of mining production on its surroundings, communities and environment. Non-governmental organizations (“NGOs”), some of which oppose resource development, are often vocal critics of the mining industry. While the Company seeks to operate in a socially responsible manner, adverse publicity generated by such NGOs related to extractive industries, or the Company's operations specifically, could have an adverse effect on the reputation and financial condition of the Company or its relationships with the communities in which it operates.

VG may be a “passive foreign investment company” under the U.S. Internal Revenue Code, which could result in adverse tax consequences for investors in the United States.

U.S. holders of common shares should be aware that, although the Company has made no determination about its status, the Company may be considered to be a passive foreign investment company (“PFIC”) under United States federal income tax rules for the current and future taxable years. In general, the Company will be a PFIC for any taxable year in which at least 75% of its gross income is passive income, or at least 50% of the value (determined based on a quarterly average) of its assets is attributable to assets that produce or are held for the production of passive income. For this purpose, passive income generally includes dividends, interest, royalties and rents (other than royalties and rents derived in the active conduct of a trade or business and not derived from a related person). If the Company owns at least 25% (by value) of the stock of another corporation, it will be treated, for purposes of the PFIC tests, as owning its proportionate share of the other corporation’s assets and receiving its proportionate share of the other corporation’s income.

If the Company is or becomes a PFIC, generally any gain recognized on the sale of the common shares and any “excess distributions” (as specifically defined) paid on the common shares must be rateably allocated to each day in a U.S. taxpayer’s holding period for the common shares. The amount of any such gain or excess distribution allocated to prior years of such U.S. taxpayer’s holding period for the common shares generally will be subject to U.S. federal income tax at the highest tax applicable to ordinary income in each such prior year, and the U.S. taxpayer will be required to pay interest on the resulting tax liability for each such prior year, calculated as if such tax liability had been due in each such prior year. Alternatively, a U.S. taxpayer that makes a “qualified electing fund” (a “QEF”) election with respect to the Company generally will be subject to U.S. federal income tax on such U.S. taxpayer’s pro rata share of the Company’s “net capital gain” and “ordinary earnings” (as specifically defined and calculated under U.S. federal income tax rules), regardless of whether such amounts are actually distributed by the Company. U.S. taxpayers should be aware, however, that there can be no assurance that the Company will satisfy record keeping requirements under the QEF rules or that the Company will supply U.S. taxpayers with required information under the QEF rules, in the event that the Company is a PFIC and a U.S. taxpayer wishes to make a QEF election. As an alternative, a U.S. taxpayer may make a “mark-to-market election” if the Company is a PFIC and the common shares are “marketable stock” (as specifically defined). A U.S. taxpayer that makes a mark-to-market election generally will include in gross income, for each taxable year in which the Company is a PFIC, an amount equal to the excess, if any, of (a) the fair market value of the common shares as of the close of such taxable year over (b) such U.S. taxpayer’s adjusted tax basis in the common shares.

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VG is a Canadian company and U.S. investors may have difficulty bringing actions and enforcing judgments against the Company.

The Company is incorporated under the laws of British Columbia, Canada and certain of the Company’s directors and officers and experts named in this Prospectus are residents of Canada and Switzerland. Consequently, it may be difficult for U.S. investors to effect service of process within the United States upon the Company or upon such persons who are not residents of the United States, or to realize in the United States upon judgments of U.S. courts predicated upon civil liabilities under U.S. securities laws. A judgment of a U.S. court predicated solely upon such civil liabilities may be enforceable in Canada by a Canadian court if the U.S. court in which the judgment was obtained had jurisdiction, as determined by the Canadian court, in the matter. There is substantial doubt whether an original action could be brought successfully in Canada against any of such persons or the Company predicated solely upon such civil liabilities.

The enforcement by U.S. investors of civil liabilities under United States securities laws may be affected adversely by the fact that the Company is incorporated outside the United States, that most of its officers and directors and the experts named herein are residents of a country other than the United States, and that certain of the assets of the Company and of said persons are located outside the United States. As a result, it may be difficult or impossible for U.S. investors to effect service of process within the United States upon the Company, its officers or directors or the experts named herein, or to realize against them upon judgments of courts of the United States predicated upon civil liabilities under the federal securities laws of the United States or “blue sky” laws of any state within the United States. In addition, U.S. investors should not assume that the courts of Canada: (a) would enforce judgments of United States courts obtained in actions against such persons predicated upon civil liabilities under the federal securities laws of the United States or “blue sky” laws of any state within the United States; or (b) would enforce, in original actions, liabilities against such persons predicated upon civil liabilities under the federal securities laws of the United States or “blue sky” laws of any state within the United States.

Mineral Projects

Jerritt Canyon Mine, Nevada

The following description summarizes selected information about the Company’s Jerritt Canyon Gold Project. Please refer to the Company’s National Instrument 43-101 compliant technical report entitled NI 43-101 Technical Report, Veris Gold Corp., Jerritt Canyon Property, Elko County, Nevada filed July 11, 2013 with an effective date of December 31, 2012 available at www.sedar.com, for a further description of this property, including its location, accessibility, climate, local resources, infrastructure, physiography, geological setting, mineralization, past drilling programs and history.

Veris ownership of the Jerritt Canyon property began on June 20, 2007, when Queenstake Resources Ltd. merged with YGC Resources Ltd. to form Yukon Nevada Gold Corp. As part of this merger the latter company acquired the wholly-owned subsidiary of Queenstake Resources USA, Inc. (“Queenstake”), which owns and operates the Jerritt Canyon Mine in northern Nevada. As of October 5, 2012, YNG changed its name to Veris Gold Corp. In January of 2013, Queenstake Resources USA, Inc. changed their name to Veris Gold USA, Inc. (“VUSA”).

In summary, the Jerritt Canyon Mine is owned and operated by VUSA, a wholly owned subsidiary of Veris. The technical report was prepared for Veris and reflects the most recent resource and reserves based on data produced through December 31, 2012. The effective date of the Company’s most recent technical report is December 31, 2012 and it was filed on SEDAR as of July 11, 2013 (the “Technical Report”).

Jerritt Canyon contains over 22 separately exploited Carlin-Type sediment-hosted deposits that have either been mined from open pit and/or underground methods and, since 1981, processed at the property or are intact and never previously mined and part of the December 31, 2012 Mineral Resources and/or Reserves. The Jerritt Canyon processing plant since July 1981 has produced over 8.0 million ounces of gold primarily from ores originating from the Jerritt Canyon property.

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Certain of Newmont’s ores and stockpiles have been processed at the Jerritt Canyon processing plant. Newmont USA Limited’s (“Newmont”) original Carlin Deposit discovered in the early 1960’s lies approximately 34 miles (55 km) southwest of the operating SSX-Steer underground mine at Jerritt Canyon.

The Jerritt Canyon Carlin-Type deposits occur in a north-northeast trending mineralized belt called the Independence trend. The primary host rock for the Jerritt Canyon Carlin-Type deposits is the Silurian and Ordovician Hanson Creek Formation with much less mineralization hosted in the overlying Devonian and Silurian Roberts Mountain Formation. Dike rocks locally contain ore grade gold mineralization but are volumetrically insignificant relative to the sedimentary rock hosted ore materials.

The Jerritt Canyon sulfide ores are double refractory in nature because the gold mineralization is both included in solid solution within sulfide minerals (arsenic-rich pyrite), and is also locally associated as free grains with organic carbon in the host rock. The permitted and operating on-site Jerritt Canyon processing facility contains crushing and grinding circuits, two parallel, two-stage oxygen fluid-bed Dorr Oliver roasters (commissioned in 1989), a cyanidation circuit, and a refinery. The processing plant has a maximum capacity of 1.5 million tons per year. The roaster helps oxidize the refractory ores for subsequent cyanidation and has a currently permitted capacity of 250 tons per hour (6,000 tons per day) which is the engineering design capacity.

Underground mining production in 2012 at the property was from the Smith and SSX-Steer mines. Underground mining methods use both long-hole stopping and modified drift and fill. Split set rock bolts and welded wire mesh provide the primary means of ground support with supplementary resin anchor rebar bolts, cable bolts and/or shotcrete where necessary.

Mining at Smith in 2012 was done by contract miner Small Mine Development LLC (SMD) whereas mining at SSX-Steer was performed by both VUSA staff and separate SMD crews. Exploration and development (resource conversion) drilling was active at Smith and SSX-Steer in 2012 using one contract diamond drill. Development drift and stope drilling and minor exploration using RC Cubex drills were also active at both operating mines in 2012.Initial underground development work (portal excavation and drift development) at Starvation Canyon started in November 2012 and continued through the end of the year and mining production at Starvation Canyon, operated by SMD, commenced in early April 2013.

The December 31, 2012 Mineral Resources and Reserves from 6 underground areas (Smith mine, SSX-Steer mine, Saval, Murray, Starvation Canyon and Winters Creek) and 6 open pits (Burns Basin, Mill Creek, Pie Creek, Road Canyon, Saval, and Wright Window) have been updated in the Company’s Technical Report based on additional drilling completed in 2012 and/or based on recent remodeling work. Reserve additions included in this Technical Report relative to the previous report are located at the Smith, SSX-Steer and Starvation underground mines and at the Burns Basin open pit. The Smith and SSX-Steer underground mines comprise the majority of the mineral reserves in the district.

Mineral Resource Estimate

The December 31, 2012 Mineral Resources at Jerritt Canyon are contained within 6 open pits including Burns Basin, Mill Creek, Pie Creek, Road Canyon, Saval, and Wright Window, and 6 underground areas including Murray, Smith, SSX (including West Mahala), Saval, Starvation Canyon, and Winter’s Creek. The recently revised underground mineral resource estimates are based on extensive underground and surface drilling data, a strict 0.10 opt grade shell digitized by hand on 50 foot cross-sections, and using geology constrained kriging estimation methods. Block modeling techniques incorporate 5x5x5 ft. block sizes within the digitized grade shells.

Measured Resources as of December 31, 2012 total 4511 ktons averaging 0.198 opt Au containing 891.7 koz. Indicated Resources as of December 31, 2012 total 7,932 ktons averaging 0.171 opt Au containing 1,359.4 koz. Combined Measured and Indicated Resources as of December 31, 2012 total 12,443 ktons at 0.181 opt Au, containing 2,251.1 koz. There is an additional Inferred Resource of 3,845 tons at 0.170 opt Au, containing 653.2 koz. Resources were determined using a US$1,620/oz two-year average trailing gold price.

For the Technical Report, new drilling information for the open pit resources has been included for the Saval and Burns Basin open pits. Also new drilling information for underground resources has been included for Starvation, Smith and SSX underground mines.

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One of the independent contributory authors of the Technical Report conducted a January 2013 database audit of assay results from drilled material sampled between June 18, 2011 and December 31, 2012 for underground drilling, and between July 18, 2011 and December 21, 2011 for surface drilling. There was very little surface drilling in 2012. This database audit reviewed between 5 to 25 percent of the actual records and concluded excellent correlation between certified sampling results and the database as discussed below. The results of this audit commend the 2013 database for use in the new resource and reserve estimates listed below.

Jerritt Canyon mineral resources including reserves – December 31, 2012

	Measured			Indicated			Measured + Indicated			Inferred
Area	kt	opt	koz	kt	opt	koz	kt	opt	koz	kt	opt	koz
Open Pit
Burns Basin	46	0.106	4.9	430	0.096	41.4	476	0.097	46.3	5	0.061	0.3
Mill Creek	3	0.089	0.3	299	0.094	28.0	302	0.094	28.3	4	0.153	0.6
Saval	51	0.148	7.6	315	0.085	26.7	367	0.093	34.3	10	0.083	0.8
Wright Window	5	0.174	0.9	115	0.090	10.3	120	0.094	11.2	5	0.088	0.4
Pie Creek	-	-	-	225	0.086	19.2	225	0.086	19.2	5	0.089	0.5
Road Canyon	-	-	-	17	0.070	1.2	17	0.070	1.2	187	0.081	15.2
Stockpiles	37	0.124	4.6	254	0.049	12.4	291	0.059	17.1	-	-	-
Open Pit Resource	144	0.128	18.3	1,654	0.084	139.3	1,798	0.088	157.6	216	0.082	17.8

Underground
Smith	2,980	0.200	597.3	2,214	0.204	452.1	5,193	0.202	1,049.4	977	0.179	174.6
SSX Including
West Mahala	1,205	0.201	242.6	2,438	0.198	481.7	3,643	0.199	724.3	2,508	0.173	433.6
Saval	17	0.276	4.6	160	0.247	39.6	177	0.250	44.2	51	0.238	12.2
Murray	142	0.163	23.1	404	0.165	66.8	545	0.165	89.9	61	0.162	10.0
Starvation	24	0.238	5.8	946	0.176	166.8	970	0.178	172.6	21	0.170	3.6
Winters Creek	-	-	-	117	0.112	13.1	117	0.112	13.1	10	0.145	1.5
Underground Resource	4,367	0.200	873.4	6,278	0.194	1,220.1	10,645	0.197	2,093.5	3,629	0.175	635.4
Resource Total	4,511	0.198	891.7	7,932	0.171	1,359.4	12,443	0.181	2,251.1	3,845	0.170	653.2
(1)	Mineral Resources that are not mineral reserves do not have demonstrated economic viability;
(2)	Open Pit Mineral Resources are contained within Lerch Grossman pit shells constructed at $1,620/oz. gold price and meet the minimum cutoff grade;
(3)	Open Pit Mineral Resources include 5% mining losses and 5% dilution;
(4)	Underground Mineral Resources are constrained to 0.10 opt grade shells and occur outside existing asbuilts workings and sterilized areas, and are deemed by the Qualified Person to be potentially economic; and
(5)	Underground Mineral Resources include 5% mining losses and 5-10% dilution.

Mineral Reserves Estimate

Mineral Reserves as of December 31, 2012 are listed below. The following parameters were used to determine Mineral Reserves for each area:

(a)	A three-year average trailing gold price of $1,490 per ounce
(b)	Grade dependent gold recoveries varying from 75% to 90%
(c)	$0.40 per ounce refining charges
(d)	Open pit cut off grades vary from a low of 0.043 to 0.046 opt
(e)	Underground cut off grades vary from 0.106 to 0.116 opt.

Jerritt Canyon Mineral Reserves – December 31, 2012

	Proven			Probable			Proven + Probable
Area	kt	opt	koz	kt	opt	koz	kt	opt	koz
Open Pit
Burns Basin	32	0.100	3.2	391	0.101	39.6	423	0.101	42.8
Mill Creek	3	0.089	0.3	194	0.090	17.4	197	0.090	17.7
Saval	51	0.155	7.9	32	0.089	2.9	83	0.129	10.8
Wright Window	5	0.174	0.9	109	0.093	10.1	114	0.096	11.0
Stockpiles	37	0.124	4.6	167	0.053	8.9	204	0.066	13.5
Open Pit Reserve	128	0.131	17.0	892	0.088	78.9	1,021	0.094	95.7

Underground
Smith	1,750	0.162	283.5	1,262	0.168	211.8	3,012	0.164	495.3
SSX Including West Mahala	566	0.172	97.5	1,056	0.159	167.4	1,621	0.163	272.0
Saval	18	0.239	4.3	150	0.203	30.4	168	0.207	34.8
Murray	142	0.163	23.1	354	0.166	58.6	495	0.165	81.7
Starvation	24	0.238	5.8	946	0.176	166.8	970	0.178	172.6
Underground Reserve	2,499	0.166	414.3	3,766	0.169	635.0	6,266	0.167	1,049.3
Reserve Total	2,628	0.164	431.1	4,659	0.153	713.9	7,287	0.157	1,145.0

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The reserves listed above are a subset of the resources listed in the first table. Dewatering of some of the Smith, West Mahala and Murray reserve areas that lie below the water table will be required. The operating and capital costs at these mines contain provisions for construction and operation of the dewatering systems. The processing plant requires 700 gpm of makeup water which is derived from seepage wells surrounding the existing tailings storage facility (TSF-1) and from fresh water supply wells. With the replacement of TSF-1, the source of seepage water will gradually diminish and ultimately will no longer be available. Mine dewatering operations will replace the TSF-1 seepage over time. A water treatment plant and rapid infiltration basin (RIB) will be required to dispose of dewatering in excess of the 700 gpm process water requirement.

From January 1, 2012 to December 31, 2012 Jerritt Canyon processed 978 ktons of ore containing 127.7 kozs from Smith, SSX and stockpile sources (Hofer, W. 2013). During the year all ores processed at Jerritt Canyon were from onsite sources and no ore from offsite was processed.

Reserve additions net of depletion total 84 koz relative to the previous NI 43-101 report and the gains are concentrated at the Starvation and Smith underground mines with lesser additions at Burns Basin open pit. Stockpile reserves decreased by 44 koz due to depletion and reclassification based on a trenching sampling program conducted in 2012. Reserves at the SSX-Steer underground (including West Mahala) and Murray underground decreased slightly.

Conclusions

The six year Life of Mine Reserves Plan will produce robust financial results. Achieving sustained ore mining and processing rates of 1.5 million tons per year is critical to the success of the Jerritt Canyon mine operation. In 2013 ore will be sourced from the Smith and SSX underground mines, new underground mine at Starvation Canyon, and low grade ore stockpiles.

Recommendations

Additional ore sources need to be developed at the Saval Underground and Burns Basin Pit during the next two years to enhance production and replace the stockpile ores as they are depleted. Reopening of the Murray underground mine and adding to open pit reserves will be required to maintain processing rates at the desired level over the 6 year reserve life.

Resource conversion near the existing and planned underground workings should remain a drilling priority. Conversion of resources near the planned open pits could also significantly add to the project life and economics.

Dewatering will be necessary to recover 234 koz of the current reserves located in the Smith, SSX and Murray mines. Engineering and permitting of the dewatering facilities must be a high priority to ensure these reserves are available when needed.

Mining operations can implement more economical mining plans including raising the cutoff grade and including inferred resources in the LOM plan. The processing of third party toll milling ores to increase and maximize the mill capacity would also help lower the operating cost per ton and increase revenue but cannot be included in the present Cash flow Analysis due to NI 43-101 rules that limit this work to reserve materials sourced from the Jerritt Canyon property.

Property description and location

Property description

The Jerritt Canyon property is located primarily on private land controlled by VUSA, and public land administered mostly by the United States Forest Service (“USFS”) and some by the United States Bureau of Land Management (“BLM”). The land position covers over 119 square miles. The Jerritt Canyon Mine has been an operating gold property since 1981 with two currently active underground mines: SSX-Steer and Smith, which have been in production since the end of 2011. Mining at Smith has been conducted by a contract mining service since early 2010. Mining at the SSX-Steer mine has been conducted by Veris staff since the fourth quarter of 2011. The mines produce feed for a process plant located at the site, which includes 2 roasters and a carbon-in-leach (“CIL”) circuit. The project also consists of three non-operating underground mining areas (Murray, MCE, and West Generator); rock disposal areas (RDAs); related haul roads, maintenance facilities, ancillary structures; and a gold processing circuit, including mill facilities, heap leaching facilities (inactive), tailings facilities, and support facilities. Exploration and drilling is ongoing at the property to add additional resources and reserves.

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Property location

Jerritt Canyon Mine is located in Elko County, Nevada, approximately 50 miles north of Elko in the Independence Mountains at Latitude 41º 23’ North, Longitude 116º West. The property is accessed by paved State Highway 225 going north of Elko for about 45 miles to the paved mine access road. The property lies in ten townships within T39N to T41N and R52E to R54E relative to the Mount Diablo Base Line and Meridian (MDB&M). The property boundaries are located in the field with wooden stakes and were likely originally measured by tape and compass either from section corners or adjacent claims. All property boundaries have since been located with modern surveying equipment and/or GPS (Trimble 5800 RTK GPS Rover utilizing a Trimble base receiver for reference corrections) with a horizontal accuracy of ±0.5 cm and a vertical accuracy of ±1 cm.

Status of mineral titles

The property is 100% owned and operated by VUSA, which acquired the mine from the previous owner, a joint venture between Anglo Gold (70%) and Meridian Gold (30%), at the end of June 2003. VUSA is a wholly owned subsidiary of Veris. Claim details were discussed with the VUSA Land Manager as of April 19, 2013.

The operations are located on a combination of public and private lands, with the mines and mining related surface facilities being primarily located on mining claims in United States Forest Service (USFS) land within the Humboldt-Toiyabe National Forest. The process facilities, office, shop, and tailings are located on private land owned by Veris. Additional claims in the southern part of the land package are mostly located on private land with some located on land administered by the United States Bureau of Land Management (BLM). Claim-related fees are annually paid to the BLM and Elko County.

As of December 31, 2012, Veris owns 2,851 claims, 1,011 acres of patented claims, and 12,433 acres of fee land; in addition, Veris leases 278 claims and 11,271 acres of fee land with mineral rights. All Jerritt Canyon property claims expire on September 1, 2013 but are always renewed every year by filing the necessary paperwork and claim fees with the BLM and the County. Estimated costs to maintain the 2,851 Veris-owned claims are $400,400 ($140 per claim), whereas the 278 leased claims are $38,920 (also at $140 per claim). A contributing author to the Company’s Technical Report, has reviewed the lease agreements and Jerritt claim map and finds them to be current and in good order.

Land and claim summary for Veris Gold USA’s Jerritt Canyon Project

Land Status	No. Claims	Acres
Owned Claims	2,851
Leased Claims	278
Total Claims	3,129
Fee Land Owned		12,433
Patented Claims Owned		1,011
Fee Land Leased		11,271
Total Acres		24,715

Veris controls more than 119 square miles of ground encompassing the mine area and surrounding acreage. The bulk of this is in the form of contiguous unpatented mining claims which are held in force by production from the mining activities. No production royalties are paid for gold deriving from these claims.

Some property is leased from landowners in the region, and a royalty is paid on production from these lands. The royalty for mined material in 2012 varied by location and was as much as 6 percent of net smelter return (NSR), the total cost of which is dependent upon the gold sale price and the refining results.

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General location map of the Jerritt Canyon Mine

OREGON
IDAHO
NEVADA
ELKO
HUMBOLDT
LANDER
EUREKA
WHITE PINE
DUCK VALLEY INDIAN RES.
HUMBOLDT NATIONAL FOREST
WHITE ROCK
CHARLESTON
JACK CREEK
TUSCARORA
MIDAS
JERRITT CANYON MINE
INDEPENDENCE MTNS.
THOUSAND SPRINGS
DEETH
WELLS
HALLECK
ELKO
SPRING CREEK
CARLIN
PALISADE
DUNPHY
VALMY
BATTLE MOUNTAIN
BEOWAWE
CRESCENT VALLEY
CORTEZ MTNS.
TUSCARORA MTNS.
RUBY VALLEY
GOLD ACRES
EUREKA
South Fork
Humboldt River
Maggie Creek
Pine Creek
Dixie Creek
Bishop Cr.
Antelope Creek
Rock Creek
Willow Creek
Owyhee River
North Fork
Jerritt Canyon Property, Elko County, NV
225
226
227
228
229
278
305
306
80
93
50
N
0 10 20
MILES
OREGON
IDAHO
UTAH
HUMBOLDT
ELKO
WASHOE
PERSHING
CHURCHILL
LANDER
EUREKA
WHITE PINE
STOREY
DOUGLAS
LYON
MINERAL
NYE
ESMERALDA
LINCOLN
CLARK
CALIFORNIA
ARIZONA

VERIS GOLD

Jerritt Canyon Property, Elko County, NV

General Location Map of the Jerritt Canyon Mine

Date: June 2, 2011 Approved by: TJ

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General land map of the Jerritt Canyon property with model areas

Accessibility, climate, vegetation, physiography, local resources and infrastructure

Access to the site

The Jerritt Canyon Mine is located in Elko County, Nevada, approximately 50 miles north of Elko. Access to the property is by State Road 225 to the mine access road. The roads are paved and in excellent condition all the way to the main gate where the administrative offices, process plant, warehouse, and tailings impoundment are located. The mines are accessed by haul roads on VUSA controlled land.

Climate

The climate is temperate with winter temperatures between 0º and 40º Fahrenheit and summer temperatures between 35º and 90º. Average annual precipitation at the tailings impoundment is estimated at 14 inches per year with an estimated annual average evaporation of 43 inches. A significant amount of the total precipitation falls as snow and increases with elevation to the mining areas. Mine operations are only rarely halted by weather conditions, although ore haulage from the mines may be slowed. The mill, warehouse, shop, and administrative facilities are at a lower elevation and therefore are less exposed to weather extremes. Snowfall is generally common from the months of December to May.

Vegetation

The vegetation is typical of the Basin and Range province with sagebrush vegetation dominant at the lower elevations. Small stands of aspen and isolated fir trees grow in canyons and drainages.

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Physiography

Jerritt Canyon Mine is located in the Independence Mountain Range in the Basin and Range province of northern Nevada. The topography ranges from about 6,400 feet at the administrative facilities and mill site to about 8,000 feet at the highest point of the haul road to the mines.

Local resources and infrastructure

Elko, Nevada with a population of 18,300 is the closest city to the mine. The city is on Interstate 80 and is serviced by daily commercial flights to Salt Lake City, Utah. Elko is a center for the mining operations in northern Nevada and services necessary for the mine are readily available there. The local population, along with the proximity of the other nearby cities (e.g. Salt Lake City in Utah and Battle Mountain, Winnemucca, Fernley, Fallon, Reno in Nevada) is large enough to supply most of the workers and supplies for all of the mines in the area.

Power to the mine site is purchased from Nevada Energy through a 125kV, 3-phase transmission line. Cost of electrical power is approximately US$0.066/kWh.

A new natural gas pipeline has recently been installed to the south of the property by another company. Veris is examining opportunities to use natural gas to help power some of the mine facilities.

There are sufficient supplies of water at the site to allow the processing facility and other mine facilities to efficiently operate. Approximately 700 gallons per minute (gpm) of water is required to operate the mill with two primary water sources: (1) a “dirty” water source consisting of the tailings storage facility 1 (TSF-1) seepage collection system that has contributions from 90 small diameter water wells around the TSF-1, four seepage collection trenches, and three embankment blanket drains that collectively produce 1,000 gpm; and (2) a cleaner water source from two deep water wells that are each capable of producing 500 gpm. A third deep water well exists at the property but is currently not operating. Once the TSF-1 is decommissioned and reclaimed, the additional necessary water sources for the mine facilities will come from the deep well sources and/or underground mine dewatering. All waters used at the Jerritt Canyon Mine are from permitted and certificated water rights held by Veris and regulated by the Nevada Division of Water Resources.

There is sufficient room to place additional wastes on the property from future mining operations based on the existing claims owned by Veris. In addition, there is sufficient space to place the planned Tailings Storage Facility 2 (TSF-2) and Water Storage Reservoir (WSR) to the south of the existing tailings storage facility and existing evaporation pond.

History

Mining history

Prospectors explored for antimony in the 1910’s. Thirty to forty tons of stibnite as antimony ore were reportedly mined and shipped from the Burns Basin mine in the Jerritt Canyon district between 1918 and 1945. In the early 1970’s there was a renewed interest in antimony exploration when its price reached historic highs of $40 per pound. Around 1971, FMC began exploring for antimony in the Independence Mountains. In 1972, FMC, later known as Meridian Gold, discovered a disseminated gold deposit in the Jerritt Canyon area. In 1976, a joint venture was formed with Freeport Minerals Company to explore and develop the area, and mining commenced at Jerritt Canyon in 1981.

Open pit mining was conducted at the site from start-up in 1981 until 1999. The first underground operation at Jerritt Canyon started up in 1993 at West Generator. Subsequently, five different underground mines have been operated at Jerritt Canyon over the years. West Generator Murray and MCE are now closed. Underground mining at the SSX-Steer complex started in 1997, was temporarily stopped in August 2008, and was restarted in October 2011. Underground mining at Smith started in 1999, was temporarily stopped in August 2008, and reopened in February 2010. The MCE underground mine was shut down in 2004, whereas the Murray underground mine was shut down in 2006. The new Steer mine portal, now a part of the SSX complex, was constructed in 2004.

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Production history

Open pit mining was conducted at the site from start-up in 1981 until 1999. The first underground operation at Jerritt Canyon started up in 1993 at West Generator. Subsequently Underground Mining was initiated at Murray, SSX, MCE and Smith. Currently only the Smith and SSX mines are operating.

On August 8, 2008, VG management decided to shut down mining operations due to increasing costs associated with the mine plan, required infrastructure expenditures that remained to be completed, and environmental concerns that remained to be addressed. The plan to continue toll milling after the shutdown of the mines was halted to complete repair work at the process mill. As a result, the workforce at Jerritt Canyon was reduced to maintenance levels while the Company undertook discussions with the Nevada Division of Environmental Protection (NDEP) to obtain permission to restart the facility and sought additional financing to fund the recommencement of operations. In order to obtain authorization to restart, the NDEP required detailed plans on how the aforementioned concerns would be addressed. On October 20, 2009, with these detailed plans in place and approved by the NDEP, and many already completed, Queenstake was able to restart operations under a Consent Decree order issued by the Attorney General of the State of Nevada, representing the NDEP. To address the environmental concerns, Queenstake (now VUSA) completed the installation of a calomel emission system on July 20, 2009 which is used to control mercury emissions. Queenstake also carried out significant overhauls and upgrades of many key components of the roaster, leach circuit, thickener, and other sections of the mill.

New technical staff was hired in 2009 with directives to design a new mine plan. Underground mining at Smith recommenced in late January 2010 using contract miner Small Mine Development (SMD). Underground mining at SSX-Steer Complex recommenced in early October using Queenstake staff. Ore materials from Jerritt Canyon that currently feed the processing facility include underground ore from the Smith Mine and stockpile materials that are either called remote or mill. The “remote” stockpiles are located in piles away from the processing facility and require hauling to the process plant while the “mill” stockpiles are located near the processing facilities.

Since its inception from July 1, 1981 to year-end 2012, the Jerritt Canyon Mill has produced 7.97 million ounces of gold. Annual production has historically averaged between 125,000 and 350,000 ounces of gold, at historical cash costs ranging from $240 to $554 per ounce. Veris internal reports indicate the total 2012 and 2011 mill production from Jerritt Canyon ores (including Jerritt Canyon stockpile and Newmont ores at 978,262 and 599,555 dry tons containing 105,627 and 73,823 ounces, respectively.)

Veris records indicate the 2010 and 2008 mill production from Jerritt Canyon ore (including Jerritt sourced stockpiles) at 628,418 and 224,618 tons with 89,238 and 32,131 ounces of recovered gold attributed to the operation respectively. Cash operating costs were high in 2008 due to mill shut downs in the early part of the year and the mine shut down on August 8, 2008.

Historical mineral resource and reserve estimates

The measured and indicated mineral resources, including reserves, at Jerritt Canyon during VUSA’s ownership, as documented in NI 43-101 filings are given below.

Historic measured and indicated mineral resources, including reserves

Year (Year-End)	Measured			Indicated			Measured + Indicated
	kt	opt	koz Au	kt	opt	koz Au	kt	opt	koz Au
2003	2,219.3	0.306	679.7	7,277.6	0.222	1,615.7	9,496.9	0.242	2,295.3
2004	2,263.0	0.287	650.1	7,724.8	0.228	1,759.5	9,987.8	0.241	2,409.6
2005	3,094.6	0.281	869.7	5,717.4	0.212	1,209.4	8,812.0	0.236	2,079.1
2006	2,573.9	0.272	700.1	5,629.3	0.214	1,207.1	8,203.2	0.232	1,907.2
2007	2,626.0	0.269	706.1	5,570.9	0.225	1,255.0	8,196.9	0.239	1,961.1
2010	4,549.9	0.236	1,073.1	6,459.5	0.204	1,316.8	11,009.4	0.217	2,389.9
2011	4,906.8	0.210	1,030.7	7,382.7	0.175	1,288.5	12,289.5	0.189	2,319.2

Notes: Data relates to historic measured and indicated resources during VUSA’s ownership since 2003 and is from historically published NI 43-101 reports: Odell et al. (2012); Johnson et al. (2011; 2012); Pincock Allen and Holt (2004; 2005) and SRK Consulting (2006; 2007; 2008).

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Historic inferred resources are listed below.

Historic inferred mineral resources

Year (Year-End)	Inferred
	kt	opt	koz Au
2003	5,415.4	0.191	1,034.0
2004	4,058.7	0.219	888.4
2005	2,646.5	0.229	605.6
2006	2,414.8	0.226	545.2
2007	2,319.7	0.224	520.4
2010	3,872.6	0.194	751.3
2011	4,115.7	0.182	748.4

Notes: Data relates to historic inferred reserves during VUSA’s ownership since 2003 and is from historically published NI 43-101 reports: Odell et al. (2012); Johnson et al. (2011; 2012); Pincock Allen and Holt (2004; 2005) and SRK Consulting (2006; 2007; 2008).

The historic proven and probable reserves at Jerritt Canyon during VUSA’s ownership, as documented in NI 43-101 filings are given below.

Historic proven and probable mineral reserves

Year (Year-End)	Proven			Probable			Proven + Probable
	kt	opt	koz Au	kt	opt	koz Au	kt	opt	koz Au
2003	932.8	0.299	279.0	2,132.4	0.254	541.1	3,065.3	0.268	820.1
2004	760.5	0.271	206.3	2,750.1	0.243	669.1	3,510.6	0.249	875.4
2005	1,211.3	0.257	311.7	2,511.7	0.225	566.2	3,723.0	0.236	877.9
2006	636.1	0.273	173.8	1,348.8	0.231	312.0	1,984.9	0.245	485.7
2007	653.4	0.229	149.9	2,501.8	0.227	567.4	3,155.2	0.227	717.3
2010	1,406.1	0.193	270.9	2,959.7	0.151	446.0	4,365.8	0.164	717.0
2011	1,980.2	0.189	374.8	4,076.7	0.168	686.0	6,056.9	0.175	1,060.8

Notes: Data relates to historic proven and probable reserves during VUSA’s ownership since 2003 and is from historically published NI 43-101 reports: Odell et al. (2012); Johnson et al. (2011; 2012); Pincock Allen and Holt (2004; 2005) and SRK Consulting (2006; 2007; 2008).

The aforementioned resources and reserves since 2003 have been prepared by Qualified Persons employed by Pincock, Allen and Holt, SRK Consulting, Practical Mining LLC, and Veris and are therefore viewed by the primary author of the Company’s more recent technical report, Todd Johnson (QP), as being reliable and relevant. It is apparent that the historical proven and probable reserves documented every year in the NI 43-101 reports since 2003 range from 1,984.9 to 6,056.9 kt. It is also recognized that the measured and indicated resources documented every year in the NI 43-101 reports since 2003 range from 8,196.9 to 12,289.5 kt.

Geological setting and mineralization

Regional geology

The Jerritt Canyon mining district is located in the Independence Mountain Range in northern Nevada. The range is part of the Basin and Range province of Nevada and is a horst block consisting primarily of Paleozoic sedimentary rocks with lesser Tertiary volcanic rocks and intrusive dikes. Much of this data was previously presented in other published reports (Jones, 2005; McMillan, 2005; Daly et al., 1991) and is still considered to be relevant.

The Technical Report authors have reviewed the geological information in the drill hole databases and finds the geological determinations in the logs to be adequate for use in geological modeling of the resource areas and also deems them adequate for use in the present resource and reserve work.

There are four distinct Paleozoic sedimentary assemblages in the district characterized by their position relative to the Roberts Mountains thrust, a Devonian to Mississippian structure formed during the Antler orogeny:

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•	The western facies, or upper plate of the thrust, consists of the Cambrian to Ordovician Valmy Group and forms about 70% of the exposed rock. In the Jerritt Canyon district, the Valmy Group consists of the Snow Canyon formation, a chert, argillite, greenstone, and carbonaceous siltstone sequence, and the McAfee Quartzite, a sequence of massive quartzite and shale;
•	The eastern facies, or lower plate of the thrust, consists of a sequence of Ordovician to Devonian shallow water sedimentary rocks that are exposed in tectonic and erosional windows through the upper plate. The gold mineralization in the district is contained with the eastern facies rocks. The Pogonip Group rock is exposed in the west-central part of the district and is composed of fossiliferous limestone with calcareous shale and dolomite interbeds. The Eureka Quartzite is a massive quartzite with minor interbeds of siltstone. The Hanson Creek Formation is one of two principal ore hosts in the district. It is divided into five units, with the contacts between the units being the favorable sites of gold mineralization. The Hanson Creek consists of interbedded silty limestone, calcareous siltstone, dolomite, chert, and carbonaceous limestone. The Roberts Mountains Formation is the second ore host and consists of calcareous, carbonaceous siltstone and thinly bedded, silty limestone. The Waterpipe Canyon formation is thought to have been deposited in a synkinematic foreland basin that formed during the Antler orogeny; it consists of carbonaceous shale with interbedded greywacke, chert pebble conglomerate, bedded chert, sandstone, and siltstone;
•	The Schoonover sequence occurs north of the district and consists of basaltic and andesitic greenstone, chert, tuff, volcaniclastics, and siliciclastic and limestone turbidites of Devonian to Permian age; and
•	The Antler overlap sequence is restricted to the north end of the range and consists of conglomerates, argillite, siltstone and limestone.

The Paleozoic sequences are cross-cut by Pennsylvanian basalt dikes, Eocene basalt-quartz monzonite dikes, and Miocene basalt dikes. The Pennsylvanian and Eocene basaltic dikes are altered and mineralized in most of the mines.

The structural fabric in the district consists of two dominant fault trends, west-northwest trending and north-northeast-trending.

The geological chronology of regional structural event important to deformation and mineralization of rocks in the Jerritt Canyon district is complex with several regional deformation events being evident in the mines. The Devonian to Mississippian Antler orogeny, resulting from west to east compression, is represented in the upper plate Snow Canyon Formation with north-south folds in both the hanging wall and footwall of the thrust. The Permian to Triassic Sonoma orogeny emplaced the Golconda allochthon over parts of the Roberts Mountains allochthon to the north of the district. The northwest to southeast compression associated with this deformation is rarely seen in the district. The Jurassic to Cretaceous Nevadan orogeny resulted in east-west folds that are often associated with mineralization.

Local geology

Within the Jerritt Canyon area, gold can locally occur within all sedimentary formations, but is preferentially hosted by the Roberts Mountains and Hanson Creek Formations of the eastern facies in the lower plate of the Roberts Mountains thrust. The Roberts Mountains Formation consists of calcareous to dolomitic siltstones and silty limestones. The Hanson Creek Formation is divided into five members, numbered I through V from the top of the formation to the bottom. Hanson Creek I is a thinly bedded sequence of gray, medium-grained limestones and continuous blocky chert beds; it is typically brecciated. Hanson Creek II is a dark to light gray, irregularly bedded to massive, vuggy, dolomitic limestone. Hanson Creek III consists of intercalated carbonaceous micrites and laminated argillaceous limestones. Hanson Creek IV is a thickly bedded, medium to coarse-grained, carbonaceous limestone with discontinuous black chert nodules. Hanson Creek V consists of laminated, carbonaceous siltstone with chert lenses.

The contact between the Roberts Mountains Formation and the overlying Snow Canyon Formation is a regional thrust fault which transported the Snow Canyon eastward over the Roberts Mountains Formation. The contact between the Roberts Mountain Formation and the underlying Hanson Creek Formation is a discontinuity locally known as the Saval discontinuity. The discontinuity may be an angular unconformity of local extent or a thrust fault. Gold mineralization is typically enriched along this discontinuity. The base of the Hanson Creek is gradational into the Eureka Quartzite. Locally, the stratigraphic section has been repeated by thrust faulting.

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Deposit types

The Jerritt Canyon deposits are typical of the Carlin-type deposit consisting of micron to submicron-sized gold particles hosted primarily by carbonaceous, Paleozoic calcareous and sulfidic sedimentary rocks. Lesser amounts of ore are hosted by intermediate to mafic intrusive rock. The deposits often consist of several discrete pods or zones of mineralization whose location is controlled by intersections of major west-northwest and north-northeast structures that cut folded, permeable and chemically favorable host rocks. Locally, intrusive dikes that follow the northwest or northeast structures may be important host rocks. The combination of these structural and stratigraphic controls imparts a highly irregular shape to the ore zones, though most have more horizontal than vertical continuity depending upon the orientation of the host rocks.

Gold in the Jerritt Canyon ore deposits occurs as free particles of inter-granular, native gold, on or within pyrite, or in association with sedimentary carbonaceous material. Due to the sulfide and carbonaceous affinities, most of the gold deposits at Jerritt Canyon require fine grinding and oxidation to permit the gold particles to be liberated by standard, carbon-in-leach cyanidation.

In addition, the planned 2012 exploration program focuses on drilling resource conversion holes both proximal to the Smith and SSX-Steer underground mine infrastructure (underground workings), in the planned Starvation Canyon underground mine, and in open pit resources that have the best potential to advance into potential production. The drilling will be focused along well known mineralized trends (defined by previous drilling, mapping, geophysics, or soil/rock surface sampling) with adjacent in-place infrastructure (underground workings and/or access roads or mining facilities) in order to have the best chance of adding potential new resources and reserves. This will allow the Company to potentially keep feeding ore to the processing facility at Jerritt Canyon well into the foreseeable future. The drilling methods to be employed at Jerritt Canyon incorporate reverse circulation and diamond types which have been proven to work well at other northern Nevada Carlin-Type deposits.

Mineralization

Gold mineralization at Jerritt Canyon is hosted by the Hanson Creek Formation and the base of the Roberts Mountains Formation in the lower plate of the Roberts Mountains thrust. Gold mineralization is structurally controlled by high angle west-northwest and north-northeast trending structures that acted as conduits for mineralizing fluids. Much of the more continuous gold mineralization occurs within the favorable stratigraphic intervals along the limbs or hinge zones of large anticlinal folds, and at the intersection of the two sets of high angle structures. The ore zones form along well-defined structural and mineralization trends as stratigraphically controlled tabular pods that are locally stacked upon one another resulting from the presence of more than one favorable stratigraphic unit and/or local thrust and/or high-angled fault intersection controls. The deposits are Carlin-type, sediment-hosted gold mineralization within carbonaceous sediments. The gold occurs as very fine-grained micron-sized particles as grain boundaries or inclusions in pyrite, and as free grains in carbonaceous-rich carbonate and fine-grained, calcareous, clastic sedimentary rocks.

Alteration in the Jerritt Canyon district includes silicification, dolomitization, remobilization, and reconstitution of organic carbon, decalcification, argillization, and pyritization (typically containing elevated arsenic). The rocks also exhibit hypogene and supergene oxidation and bleaching. The most important alteration types relative to gold deposition are silicification, remobilization and reconstitution of organic carbon, pyritization, and decalcification.

Mineralization characteristics in the main work areas are described below. Zone numbers in the following descriptions refer to mining areas that are presented in the current report or the SRK year-end 2007 Technical Report.

SSX-Steer Mine

The drift connecting the SSX and Steer mines was completed in the latter half of 2005 and the mines have been operated as a single unit referred to as the SSX complex or SSX-Steer complex since then. In 2007, a drift was completed to the Saval 3 portal allowing access to resource extending into the pit wall.

The SSX deposit was discovered in the early 1990’s following the northeast structural trends between the Burns Basin and California Mountain deposits and the west-northwest trends from the Steer/Saval deposits. Mining at SSX started in 1997.

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The modeled mineralized bodies show a distinct northwest trend in the SSX area but are generally more east-west in the other areas. The mineralized zones are more continuous in the SSX area ranging from 200 to 2000 feet in length along the northwest strike and 50 to 200 feet in width. The thickness of the mineralization at SSX ranges from 10 to 100 feet. The mineralization at Steer is less continuous ranging in strike length from 50 to 500 feet and 50 to 300 feet in width. The ore thickness at Steer ranges from 20 feet to rarely 100 feet. The depth to mineralization ranges from near surface at the west end of Steer to a depth of about 800 feet below the surface for most of SSX. Most of the mineralization is between 600 to 1000 feet below the surface.

Mineralization at the SSX mine occurs mostly in the micritic unit III of the Hanson Creek Formation. A smaller portion of the mineralization occurs in calcareous siltstone at the base of the Roberts Mountains Formation or in the upper two cherty and dolomitic members of the Hanson Creek Formation. Mineralized zones are localized in and near west-northwest trending steeply dipping dikes (e.g. South Boundary Dike); however, dike material is a minor component of the ore at SSX. Mineralization is also localized along cross-cutting northeast trending faults (the Purple Fault in Zones 4 and 6, and the Crestline Fault in Zone 1). Folding of the mineralized horizons is apparent along axes parallel to the west-northwest dike trend and, more prominently, parallel to the northeast fault set. Gold occurs in decarbonitized rock, commonly in association with variable amounts of orpiment and realgar. Silicification with stibnite can also be associated with gold in portions of the upper cherty member of the Hanson Creek Formation.

Gold mineralization in the Steer portion of the SSX complex has been identified in an area stretching approximately 3,000 feet east from the old Steer pit to halfway along the connection drift to SSX Zone 5. Most gold mineralization at Steer is associated with gently dipping structures cutting through the Hanson Creek III unit. These structures strike northeast and dip southeast, offsetting individual strata. Typical ore zones follow the structures and tend to be broad and relatively thin. The mineralized zones are usually at the contact between the Hanson Creek units III and IV and occasionally follow the structures up through the Hanson III. Both within the Steer portion and the western side of SSX several low-angle features have been observed. These features are at least partly responsible for the gold mineralization at the contact of the Hanson Creek units III and IV.

In the eastern portion of the Steer area, high-grade mineralization is associated with the Husky fault, a major northeast trending normal fault with at least 300 feet of normal dip-slip displacement to the southeast. Major northwest trending dikes appear to have locally compartmentalized high-grade mineralization. The intersection of these dikes with the Hanson III unit and the Husky fault and its related structures offers excellent exploration potential. One of these dikes is interpreted to be the western extension of the South Boundary dike, which is an important ore-controlling structure at the SSX mine to the east.

At Steer and SSX the structural intersections are the primary targets for resource expansion, as well as the westward extension of the South Boundary dike.

Saval Mine and Saval 4

Previous mining at Saval has included both open pit mining (1994-1997) and small-scale underground mining from 2004 to 2006 in the high wall of the Saval 2 pit. Gold mineralization in the Saval Basin area to the west of the SSX mine is primarily hosted in favorable Hanson Creek Formation unit III where it has been structurally prepared by faulting and has locally been compartmentalized by northwest-trending dike systems. In this area, a series of west-northwest trending structures have been cut by northeast-trending faults. Notable structural features include the west-northwest trending Saval horst and the northeast-trending Husky fault, which cuts across the older Saval horst and down-drops it to the southeast. Mineralization is mostly hosted in the Hanson III unit in the vicinity of structural intersections, often forming relatively steep, narrow, plunging bodies. Dikes, such as the Saval 3 pit dike can be traced for thousands of feet. High-grade gold mineralization has been concentrated along the Saval 3 dike in several locations, most prominently in the Saval 3 pit and in the north part of Zone 5 at SSX.

Mineralization at Saval generally trends east-west from 200 to 1,000 feet. The width ranges from 50 to 200 feet and the thickness from 10 to 50 feet. The depth is from the surface to about 400 feet below the surface. Saval contains gold mineralization that has been recently remodeled with both 0.01 opt Au grade shells and 0.10 opt gold grade shells.

The Saval 4 underground resource is a relatively steep and vertically extensive high-grade zone that lies within the Saval horst beneath a splay fault of the Sheep Tank fault. It is interpreted that the intersection of west-northwest trending faults that bound the horst with northeast trending faults helped form this resource. The Saval 4 underground mine development is targeted to commence in Quarter 3 of 2013.

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Smith Mine

The Smith Mine, accessed from near the bottom of the Dash open pit, was started in 1999 as the pit was being mined out. The Smith Mine complex consists of several distinct areas that are accessed from the Smith portal, as well as an area to the east, East Dash, that will be accessed from a separate portal in the Dash pit. During 2006 a separate portal was developed to access mineralization in the east high wall of the Dash pit.

Gold mineralization in the main Smith, Mahala, and West Dash deposits is associated with the northeast trending Coulee Fault and west-northwest trending faults and dikes. In Zone 1, high-grade gold mineralization is hosted in the upper and middle portions of the Hanson Creek Formation unit III within a northwest trending horst block between the South Graben fault and the 170 fault. Mineralization in Zones 2 and 3 is directly associated with west-northwest trending dikes. High-grade mineralization occurs within the Hanson Creek units II and III along the steeply dipping dikes. Lesser amounts of mineralization exist at higher levels where the dikes intersect favorable beds in the Roberts Mountains Formation. An exception to the tight elevation controls on mineralization is at the intersection of the west-northwest trending dikes and Coulee fault. Here, high-grade mineralization blows out into the Hanson Creek unit III along the west plunging intersection of the dikes and the fault for a down-dip depth of 600 ft.

Gold mineralization in the Mahala area is spatially associated with the west-northwest trending Mahala fault and associated dikes and favorable ore-host stratigraphy including units II and III of the Hanson Creek Formation and lower beds of the Roberts Mountains Formation. Mineralization at East Mahala occurs primarily in broad, SE-dipping lenses in Roberts Mountains Formation in the hanging wall of the Coulee Fault.

The B-Pit deposit occurs as gently dipping, thin lenses of mineralized material north of the main Smith deposit. Three of the four lenses occur are stratigraphically bound within the Roberts Mountains Formation. The fourth lens occurs at the top of the Hanson unit III in the wall of a NW-trending horst block just to the south of the other three zones.

The West and East Dash deposits occur at the extreme ends of the west-northwest trending Dash Fault system which formed the mineralization mined in the Dash pit. The West Dash deposit occurs at the intersection of the Coulee fault and the west-northwest trending Dash fault. Most gold mineralization at West Dash occurs in fault-bounded slices of Hanson Creek unit III with minor amounts in the overlying Hanson Creek unit II and Roberts Mountains Formation. West Dash is accessed through the Smith Portal.

The East Dash deposit lies approximately 1,800 feet southeast of the Dash pit. A portion of this deposit has been accessed by a small portal in the pit. At East Dash, most gold occurs in two lenses parallel to the Dash Fault and dipping to the northeast. The largest lens is about 1,100 feet and is 15 feet to 25 feet thick. This mineralization is fairly flat lying and is hosted mostly at the contact between the Hanson Creek II and III units. The north edge of the lens seems to be bounded by a steep east-west trending fault that is locally mineralized with high-grade material. The second lens is smaller at about 350 feet across, but much thicker, up to 120 feet. Some 2011 drill holes tested the mineralization extent of the East Dash deposit.

The mineralization at Smith generally trends northwest with minor northeast trends along minor structures. The mineralization is continuous along the northwest trend ranging from 200 to 2,500 feet. The width of the mineralization ranges from 20 to 400 feet and the thickness ranges from 10 to 100 feet. The depth of the mineralization ranges from near surface at the Dash Pit to 1,200 feet below the surface to the south and east.

Murray Mine

The Murray Mine occurs within the Roberts Mountains Formation and the top three units of the Hanson Creek Formation. A minor amount of mineralization also occurs within the silicified unit IV of the Hanson Creek Formation. It was originally discovered by condemnation drilling for a waste dump for one of the early open pits. Mineralization in the main Murray deposit occurs along the New Deep Fault which is a wrench fault striking west -northwest and dipping 50º to 60º to the northeast. Mineralization in Zone 7 located about 750 feet north of the New Deep Fault occurred within calcareous siltstone beds of the Roberts Mountains Formation. Zone 7 and the main Murray have been largely mined out, with remnant pockets of mineralization remaining.

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Mineralization previously mined at Murray generally trends southwest but the southern body trends west-northwest. One strong north-south mineralized trend connects to the southern body on the west side. The main trends are continuous and range from 500 to 2,500 feet in length. The width is generally 50 to 400 feet and the thickness from 20 to 200 feet. The depth ranges from the surface to 750 feet deep. The groundwater table at this former mine currently lies at approximately 6,100 feet in elevation; no dewatering wells are active at Murray today.

Remaining mineralization making up the current resource at Murray has been remodeled as multiple 0.10 opt Au grade shells occurring in an area up to 1,500 feet long immediately west (and south) of the existing underground workings. These grade shells range in size from 100 to 800 feet long, 20 to 230 feet wide, and 5 to 40 feet thick and are located on a sub-horizontal to gently to moderately westerly dipping anticlinal fold limb.

Mineralization in Zone 9 is included in the recently remodeled Murray resource. This mineralization is associated with a westward projection of the New Deep Fault and several northeast trending faults. It was the focus of drilling campaigns in 2002-2005. Although there was no additional drilling in this resource it was removed from reserves in 2006 because of economics and possible water issues; some of this mineralization has been added back to reserves this year based on more favorable mining economics. It consists of two separate areas, a relatively flat-lying zone at the base of the Roberts Mountains Formation and a main zone which is associated with the New Deep fault. Mineralization at Zone 9 is hosted by the Hanson Creek III which is locally overlain by the Snow Canyon Formation.

Starvation Canyon

Starvation Canyon occurs in the southern half of the Jerritt Canyon property. Gold mineralization at Starvation Canyon occurs at the Hanson II-III contact and is localized along a west-northwest fault zone at northeast structural intersections. The majority of the mineralization is within the interbedded micrite and argillaceous limestone unit III of the Hanson Creek Formation, starting at or just beneath the contact. There are instances where mineralization has formed within the massive limestone of the basal Hanson Creek II, but these are rare. Drilling in 2007 and 2008 further defined the resource at Starvation, along its outer edges as well as the internal grade distributions. High angled structures have also been identified. In addition, core drilling has improved sample recovery.

The mineralized zone at Starvation Canyon trends northwest for a length of 1,500 feet and a width ranging from 150 to 400 feet. The mineralized trend has a thickness is 5 to 100 feet and the depth ranges from 300 to 600 feet below the surface. The reserves and resources at Starvation Canyon lie above the groundwater table. Recent surface drilling in 2011 included infill drilling and geotechnical diamond drilling to help update the mine design. The Year-End 2012 Starvation Canyon resources and reserves includes all 2011 drill hole assay results. The Starvation Canyon underground mine development started in November 2012 and the mine was officially opened in early April 2013.

West Mahala

The West Mahala mineralized zone lies between the Smith Mine to the east and the SSX Mine to the west and is hosted at the contact between the Roberts Mountain and Hanson Creek Formations. The West Mahala mineralization is generally 1,000 to 1,200 feet below the surface.

Two main pods of mineralization make up most of the resource at West Mahala. One of the mineralized pods (Zone 1) is located just east of the existing SSX-Steer underground workings that strikes northwest and is approximately 900 feet long. This pod has been modeled with 4 separate, stacked 0.10 opt Au grade shells ranging from 5 to up to 60 feet thick.

The northeastern pods of mineralization (Zone 9) were modeled as two separate, continuous, gently westerly dipping and stacked 0.10 opt Au grade shells and are approximately 1,100 feet long by up to 850 feet wide by 5 to 40 feet thick and are open to the west, east, and south. Mineralization in theses pods trends east-west with continuity ranging from 400 to 1,100 feet in length. The majority of the resources at West Mahala lie below the groundwater table.

Wright Window

Wright Window is a small open pit reserve and resource area located on the west side of the Independence Mountains to the west of the Murray mine. The deposit is hosted by the lower Roberts Mountains and Upper Hanson Creek Formations along the Saval Discontinuity. Mineralization in the resource occurs in several zones. The west zone mineralization outcrops at the surface and is about 50 feet thick. The higher-grade eastern zone is about 200 by 300 feet long and wide, 45 feet thick, and lies about 400 feet below the surface.

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Pie Creek

Gold mineralization at Pie Creek occurs in a series of near-surface zones in the head of Pie Creek drainage on the east flank of Wheeler Mountain in the southern half of the Jerritt Canyon property. Indicated and inferred resources have been included in the block model and are shallow enough (<200 feet in depth below the surface) for consideration of open pit mining. The main pod of mineralization is about 800 feet long, dips moderately to the southeast at about 30˚, and is 20 to 45 feet in cross-sectional thickness. Mineralization is hosted in the top of unit 3 of the Silurian-Ordovician aged Hanson Creek Formation (SOhc3) and is probably controlled by northeast-trending faults. Three other smaller mineralized pods are also hosted in the same rock unit but strike northwest and dip moderately to the north. The main mineralized pod occurs between two mineralized northwesterly cross structures.

Mill Creek

Gold mineralization at Mill Creek occurs in a small, near-surface zone located just down the hill from a mineralized zone previously mined by a series of small open-pits. The modeled remaining intact mineralized zone is about 400 ft across, dips moderately to the north at about 400, and varies from 20 to 70 ft in cross-sectional thickness. Mineralization is hosted in unit three of the Silurian-Ordovician aged Hanson Creek Formation (SOhc) and is localized in a structural wedge between intersecting east-west and northeast trending faults that down-drop Hanson Creek unit three against unit four. These faults splay off of the nearby major northeast-trending Mill Creek fault. The Mill Creek fault is of high displacement and cuts diagonally across the district, forming the western boundary of three major lower plate carbonate rock windows.

Road Canyon

Potentially economic mineralization at Road Canyon occurs in a thin, near or at surface body 10 to 25 feet thick hosted in colluvial material. This mineralization occurs over several hundred feet in length on a moderately sloped hillside. The modeled mineralization is interpreted as the weathered remains of a bedrock gold zone with some amount of downslope movement.

This mineralization was modeled in Vulcan as four separate 0.01 opt Au grade shells. A much lighter tonnage factor of 17.5 ft3/ton was used for the grade shell closest to the surface instead of the standard 12.6 ft3/ton in order to better represent swelling and pore space in the unconsolidated material. The unconsolidated material in the near surface mineralization could be potentially scraped or bulldozed in mining.

Burns Basin

The Burns Basin area was previously open pit mined from 1988 to 1998. Gold mineralization that comprises the intact open pit and underground resources is mostly hosted at the contact zone between the Roberts Mountain Formation and the Hanson Creek Formation, and locally between the Hanson Creek III and IV units on a gently easterly dipping anticlinal fold limb. The remodelled 0.01 opt gold grade shells that make up the bulk of the Burns Basin resource are continuous to semi-continuous, locally stacked shapes ranging from 125 to 3,400 feet long, 40 to 1,360 feet wide, and 20 to 100 feet thick. A significant amount of fill has been placed in portions of the Burns Basin pits, some of which is classified as municipal solid waste and debris from crates, cartons, and perhaps demolition of equipment.

A total of 61 surface drill holes were completed at Burns Basin in 2011 to help delineate and extend detection of the gold mineralization. The assays of these 2011 drill holes were not received in time to be included in the Year-End 2011 resource but have been included in the current Year-End 2012 Mineral Resource and Reserve.

California Mountain

Mineralization in the California Mountain area is located north and west of the existing California open pit that was mined from 1993 to 1994. Mineralization is hosted both in the Roberts Mountain Formation near the upper contact with the Hanson Creek Formation, and within unit III of the Hanson Creek Formation. Other mineralization lies on a north-eastern mineralized trend. No resources or reserves from California Mountain have been included in the Year-End 2012 tables.

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Exploration

The Jerritt Canyon district was explored by prospectors looking for antimony in the early 1900’s. FMC Corporation, (exploring for antimony in the 1970’s), discovered gold occurring in similar habit to occurrences observed in the nearby Carlin trend. In 1976, FMC, (then Meridian Mining), formed a joint venture with Freeport Minerals to explore and develop the deposits. Mining commenced in 1981 with the North Generator open pit.

Since then, the operators of Jerritt Canyon have conducted exploration programs for the identification and development of new mineralized areas. Several open pit deposits were discovered, developed, and mined during the 1980’s and 1990’s, including North Generator, Alchem, Marlboro Canyon, Burns, Steer, Saval and Dash. The Dash open-pit was the last significant open pit to be mined on the property in 1999.

Underground targets were also identified, and the first to be exploited was the West Generator underground deposit in 1993. Underground mining has dominated at Jerritt Canyon since 1999 and has focused at Murray, Smith, and SSX.

The Murray deposit, originally discovered by condemnation drilling, produced over 1 million ounces. The SSX deposit was discovered in the early 1990’s by geologists following the structural trends between Burns Basin and California Mountain open pits. The SSX mine has also produced over 1 million ounces. The MCE, Smith, and Steer extension of SSX are more recent discoveries.

The Jerritt Canyon operation has had a history of exploration and discovery since the 1970’s. In the last few years VUSA acquisition of the property, most of the exploration efforts have been concentrated at and around the existing underground mines. Exploration efforts in the southern part of the range were directed to areas such as Water Pipe, Pie Creek, and Starvation Canyon. Queenstake and now VUSA have recently increased the exploration effort near the mine areas and also in the south. As a result, the known mineralization at Starvation Canyon has increased in size and quality so that a portion of it was included in the end of 2005 reserves. Additional drilling at Starvation Canyon in 2007, 2008, and 2011 was targeted toward further definition and expansion of the resource.

Surface exploration drilling and underground core drilling, which is also used as an exploration tool, generally decreased from 2000 to 2002, when the former owner, AngloGold, shifted focus from exploration to reserve development. Drilling statistics for these recent years that document this change are presented in Section 10 “Drilling and sampling methodology.” After the acquisition of Jerritt Canyon in mid-2003, VUSA started more aggressive exploration and mine development programs and those programs generally continued after the merger of Queenstake Resources Ltd. and YGC in June 2007 up to the August 2008 mine shut down.

Veris has carried out an aggressive program of exploration since it acquired the property in mid-2003. Since then, a number of different contract drilling companies have completed both underground and surface drilling at the property. The drilling companies for each drill hole are listed on the drill logs kept in the digital drill hole databases (in acQuire software) and/or in the paper drill hole log files stored at the mine. In addition, since mid-2003 Queenstake owned the underground production drills (e.g. Solo, Secoma and Cubex), which also completed part of the underground drilling prior to the August 2008 mine shut down. The total underground and surface drilling completed since 2003 at the property is summarized below (excluding production drilling):

•	2003: 280,151 feet of underground and surface RC and Core Drilling;
•	2004: 710,896 feet of underground and surface RC and Core Drilling;
•	2005: 450,694 feet of underground and surface RC and Core Drilling;
•	2006: 396,063 feet of underground and surface RC and Core Drilling;
•	2007: 467,242 feet of underground and surface RC and Core Drilling;
•	2008: 237,250 feet of underground and surface RC and Core Drilling;
•	2009: no drilling was completed in 2009;
•	2010: 8,756 feet of underground RC and Core Drilling;
•	2011: 157,769 feet of underground and surface RC and Core Drilling; and
•	2012: 43,188 feet of underground and surface RC and Core Drilling

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Authors of the Company’s Technical Report reviewed the drilled data results stored in multiple datasets from August 2008 to December 31, 2011 for the current analysis. Since the last technical report for this property, additional data derived from 2012 drilling was reviewed in detail by author, Michele White. These new datasets included:

1)       the 2012 isis-format dataset used for modeling of the new resource and reserve estimates;

2)       the centralized acQuire database;

3)       Jerritt lab analysis results for underground production drilling;

4)       SMD’s internal dataset used in their daily mine plan; and

5)       outside certified lab results from ALS-Minerals commercial assay lab.

Other data reviewed from 2012 drilling included drill hole collar locations, downhole surveys, and geologic identification of lithology. Data sets derived prior to 2012 were in an excellent state of coherency and standardization as of March 2011, as verified by author Michele White – previous Data Manager for the Jerritt Canyon database. Paper drill hole log files, copies of assay certification, and other integral drill hole data information are also in a state of excellent condition for use in the new resource and reserve estimate. The geology logs for the surface drill holes compare well with one another in the local areas suggesting that the stratigraphy of the rock units was well understood by project geologists working at the property.

Previous review of technical studies evaluating geophysical, airborne magnetic data, ground gravity, and ground I.P.-Resistivity and soil geochem surveys identified specific important dike sets, clay alteration, silicification and main structures that cross the property. These summaries have been previously cited in past technical reports. The most recent geophysical work done in 2011 was completed at Starvation Canyon including the West Starvation target that included a Titan 24 Magnetotellurics (MT) and Induced Polarization/Resistivity (DCIP) ground geophysical survey by Quantec Geoscience.

Exploration expenditures by VUSA in recent years are listed below:

•	2007: $7.23 million;
•	2008: $6.48 million;
•	2009: $0;
•	2010: $1.0 million;
•	2011: $11.4 million, and
•	2012: $7.2 million

Exploration and resource conversion drilling in 2012 focused near the underground mining operations at Smith Mine in Zones 4 and 5 and at SSX-Steer at Zone 1 (West Mahala). Exploration and development surface and underground drilling conducted in 2012 targeted either:

(1)	locating new areas of resources and reserves away from existing underground development; or
(2)	mostly converting existing resources to reserve (near-mine).

The proposed 2013 Jerritt Canyon geological program totals $12.1 million dollars and is separated into four phases:

•	underground resource conversion and exploration drilling at SSX-Steer;
•	surface exploration at Mahala, ND and California Mountain;
•	surface drilling at Burns Basin, Saval, and Pattani;
•	surface drilling at Starvation Canyon, and surface drilling at Pie Creek and Warm Creek in the southern part of the district.

A summary of the recommended drilling program for 2013 is included below.

Some of the future exploration programs at Jerritt Canyon will be devoted to drilling in or around the historic open pits. While the open pit resources at Saval, Burns Basin, and Upper West Generator were drilled in 2011 and remodelled using present day gold prices, some of the larger open pits such as Alchem, Marlboro Canyon, and North Generator Hill have only been partially modelled using historical drilling and require additional work to verify and update. Some of these older pit areas were previously modelled and mined at a much lower price per ounce than is prevalent today.

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Drilling and sampling methodology

Numerous drilling campaigns have been executed at Jerritt Canyon since its discovery in the 1970’s. During the early drilling years in the 1970’s and 1980’s when shallow open-pit targets were being pursued, most of the surface drill holes were drilled to a maximum depth of 600 feet below the surface. As a result, the district-wide surface drilling is extensive but only for shallow examination. The potential for deeper targets is yet to be investigated.

In the underground mines from 2011 up to December 31, 2012, definition drilling included core drilling on 50-foot centers from underground stations, using HQ-sized (2.5 inches in diameter) and NQ-sized (1.875 inches in diameter) core. In 2010, underground diamond drilling was used for exploration and resource conversion.

Underground RC drilling (Cubex) is used for resource confirmation and is generally drilled on 20 to 40 foot centers. Underground RC drill holes are generally less than 150 feet in length, but can be as long as 300 feet. Up to August 2008, underground production sample drilling consisted of Cubex and rotary percussion drilling (Solo and Secoma). In 2010 to 2012, a 5,200 DRC Cubex (RC) drill, owned and operated by SMD, was used primarily for underground production sample drilling at the Smith Mine. These production drill holes were generally short, less than 60 feet, and were drilled on close centers of 10 to 20 feet. The majority of drill holes, other than the production holes, have been measured for downhole deviation. A used Cubex drill rig was purchased in 2011 by VUSA to conduct underground production drilling at SSX-Steer.

Tens of thousands of holes have been drilled on the property over the years. As of January 18, 2012, there are a total of 15,058 surface drill holes totaling 8,591,992 feet and 38,031 underground drill holes totaling 3,292,276 feet in the acQuire digital drill hole databases. The Murray mine has over 22,000 holes with more than 2 million feet drilled; the Smith mine has over 7,500 underground drill holes with more than 1.61 million feet; and the SSX mine has nearly 21,700 underground drill holes with 2.75 million feet of drilling.

Drilling in 2000 through 2002 for AngloGold and Meridian was conducted either by contract drilling companies or with underground drill rigs owned by AngloGold and Meridian Gold. Since Queenstake purchased the project in 2003 drilling continued to be performed using underground drill rigs owned by the Company or contract drilling companies. The name of the drilling company is listed on each drill hole log stored either in the acQuire digital drill hole database or listed on the paper drill hole log files stored at the mine.

In 2012, VUSA completed 2,577 feet (2 drill holes) of surface reverse circulation (2 RC drill holes totalling 1,600 ft. and 2 diamond drill holes totalling 977 ft.) from several projects throughout the property; 23,942 feet (7,299.3m) of underground diamond drilling (30 drill holes at the Smith Mine totalling 29,333 ft. and 3 drill holes totalling 2,473 ft from SSX/Steer); 90,115 feet (27,474m) of Cubex production drilling (826 drill holes) and 8,805 feet (2,684m) from the Smith and SSX-Steer underground mines. Drilling in 2012 focused on those areas proximal to existing underground developments above the groundwater table (in Zones 4 and 5 at Smith Mine and Zone 1 at SSX/Steer Mine) to convert inferred resources to measured and indicated resources, better define existing reserves, and expand reserves.

Drilling in 2008 was conducted both underground at the SSX and Smith Mines and throughout the property on the surface. No underground drilling was conducted in 2009. No surface drilling was conducted on the surface in 2009 or 2010; however underground drilling was conducted at the Smith Mine in 2010. All of the recent surface and underground drilling methodologies used in 2010-2012 are similar and are described in previous technical reports and summarized below.

Jerritt Canyon drilling (2000 through year end 2012)

Year	Surface RC		Surface Core		UG Core		UG RC		Production
	No.	Footage	No.	Footage	No.	Footage	No.	Footage	No.	Footage
2000	378	444,795	2	*	292	75,799	**	**	4,982	204,182
2001	59	65,450	0	0	268	86,134	914	112,129	5,086	349,157
2002	27	18,905	0	0	186	53,940	2,939	245,536	3,593	135,824
2003	108	47,277	0	0	119	41,458	2,057	191,416	3,643	141,218
2004	377	300,226	34	21,212	297	126,091	2,643	263,367	2,739	108,780
2005	126	101,413	4	1,403	179	80,251	2,618	267,627	2,414	94,793
2006	155	135,940	0	0	125	53,985	2,160	206,138	724	28,251
2007	220	216,592	15	12,495	44	20,580	1,808	178,625	1,035	38,950
2008	100	103,300	8	9,830	94	41,521	230	371,169	595	45,430
2009	-	-	-	-	-	-	-	-	-	-
2010	0	0	0	0	8	8,126	3	630	1,140	70,935
2011	208	120,130	12	14,147	37	23,492	-	-	809	93,753
2012	2	1,600	2	977	33	31,806	59	8,805	826	90,115

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•	*2000 surface core footage is included with surface RC;
•	**2000 and underground RC drilling is included with production drilling;
•	No drilling was conducted in 2009;
•	VUSA and its predecessor company (Queenstake) has owned the Jerritt Canyon property since mid-2003;
•	Contract drilling companies have completed almost all of the surface drill holes in Table 10.1;
•	Both Contract drill companies and company-owned drill rigs have completed the underground drilling from 2000 to 2008, and in 2011 and 2012; a single contract drilling company conducted the underground drilling in 2010, 2011, and 2012.

Surface drilling

Reverse circulation (RC) drilling:

The 2011 reverse circulation (RC) drilling was conducted by three separate contract companies (Rimrock, National EWP, and WDC). Down-hole surveys were taken by a contractor (IDS) using a gyroscopic instrument. Drill hole collar locations were surveyed by in-house surveyors. The vast majority of the 2011 drilling targeted conversion of both underground (ug) and open-pit (op) resources in the following areas: Mahala (ug), East Mahala/East Dash (ug), West Mahala (ug), Starvation Canyon (ug), Burns Basin (op), Saval (op), West Generator (op), and Pie Creek (op).

The 2011 surface RC holes ranged from 4 5/8 inches to 5 ½ inches in diameter (dependent upon bit type – hammer vs. tri-cone). Sample collection was conducted on 5 foot intervals, according to the following protocol established by VUSA.

•	RC drilling operations collected samples in 10 x 17 inch polypropylene bags throughout the entire length of each drill hole.
•	The wet splitter was thoroughly cleaned prior to drilling at the start of the drill shift. The rotation speed of the splitter was set to collect a continuous split from the bulk sample that is dropped out of the cyclone. The recommended rotation speed was 60 rpm but may have varied due to drilling conditions. The splitter was sprayed clean after each rod change or 5-foot sample interval depending on drilling conditions and thoroughly cleaned and checked during the rod change. The number of “pie covers” used for the upper part of the hole varied significantly due to drilling conditions and was usually determined by the driller and on-site geologist. If more than one pie was open for sample collection, all openings must be symmetrical. Two symmetrical pie division openings are usually sufficient to collect an appropriate volume of material (10 pounds to 15 pounds). Exceptions are: 1) zones of poor return, 2) extreme groundwater production that requires the use of a tri-cone bit, and 3) unique conditions agreed to by the driller and geologist. In these cases a variable number of openings was needed to obtain a continuous split.
•	Samples were collected in a labeled bag that was placed inside the bucket. Diluted liquid flocculent was added prior to placing the bucket under the splitter. After the interval was drilled the sample was stirred and allowed to set for a brief period to allow clearing of the water, usually 15 seconds to 30 seconds. Excessive clear water was then decanted off.
•	RC drill chips were collected in a hand sieve from the waste port of the splitter and then put into the sample tray to represent each five-foot interval and sent to the logging facility for the geologist to log formation, alteration, and other minerals. Intervals of no sample return were marked on the tray with “No Sample” or “Void”.

•	A drill interval that does not return any sample is marked on the sample bag as “No Sample” and placed in the appropriate shipping bag along with the other samples.

VUSA representatives transported the RC samples, on a nearly daily basis, from the drill site to the lay-down area immediately adjacent to the surface core logging facility. Approximately 150-200 samples per day (on average) were handled at the lay-down area and prepared for shipment to the commercial lab. Sample shipments occurred twice a week. American Laboratory Services (ALS) provided transport of samples (RC & Core) to their Elko, NV sample preparation facility. During non-operational business hours the security of samples at the lay-down area was maintained by Jerritt Canyon Mine Security Department.

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Diamond drilling:

2011 surface diamond drilling and geotechnical drilling was conducted by American Drilling, Inc. at the Starvation Canyon deposit using HQ diameter (2.5 inches) core. Two contract companies (IDS & COLOG) were utilized to conduct down-hole gyroscopic and tele-viewer surveys, respectively, to enable 3 dimensional orientation of the core. Representatives of Golder & Associates engineering firm conducted core orientation, collection of geotechnical data and photographing the drill core as specified by VUSA. VUSA representatives conducted geologic logging and subsequent sampling of the core. Sampling was conducted by halving the core using a diamond bladed masonry saw. Surface diamond drilling, for resource conversion, was conducted at West Mahala, Mahala, and East Mahala/East Dash. Pre-collared holes were drilled by reverse circulation to a depth of 800 feet and casing was installed. HQ core was drilled from the bottoms of the RC pre-collars to pre-planned total depths. VUSA representatives collected the core from the respective drill sites and delivered it to the Jerritt Canyon core shed. The core was photographed then logged for lithological information and for geotechnical data according to the Jerritt Canyon logging manual at the logging facility. Surface core was cut or split with a diamond saw or hydraulic splitter and half of the core was sent to the lab for analysis while the remaining half core was re-boxed and secured in containers under lock and key.

Underground drilling

In 2011 and 2012, underground drilling consisted of Cubex RC drilling for the purpose of ore definition / delineation. Diamond drilling was conducted for the primary purpose of resource conversion with a limited amount of exploration drilling.

Cubex RC drilling:

One Cubex RC drill was used underground in 2011 and 2012 at the Smith Mine and was owned and operated by Small Mine Development LLC (SMD). The Cubex drill performed almost all definition drilling and only 630 feet of resource conversion drilling by utilizing a conventional crossover tube above the down-hole hammer with a 3.94-inch (100 mm) bit. The air cuttings were run through a cyclone but no splitter was used. Drill hole spacing was targeted at 30 to 50 foot centers throughout the deposit and typically drilled in a ring pattern. The attitude of the drill hole can be at any inclination to the mineralized unit although it was preferred to be as close to normal to the ore-controlling structure as possible.

Drill hole length was generally less than 100 feet but occasionally ranged up to 235 feet. The sample interval was 5 feet. Tyvek 11 x 17 inch sample bags were used for the 2010 Cubex drilling. The sample bag was placed in an open-ended sample bag holding apparatus (not a bucket). Drill station ring locations begin at least 5 feet back from the face and were evenly spaced generally every 15 to 30 feet down the heading, and were surveyed and marked in the drift prior to drilling. A Leica Total Robotic Station, owned and operated by SMD, was used as the main underground survey tool.

The driller measured and recorded the location of the drill hole collar after drilling of the drill hole. Collars were not resurveyed after the drill hole is completed. No down-hole survey was performed on the 2011 Cubex drill holes. The azimuth for each underground Cubex drill hole comes from the original drill station ring survey. The inclination was measured by the driller during setup using a magnetic angle finder that he attached to the drill rods.

A limited amount of Cubex drilling was conducted at the VUSA operated SSX-Steer mine in 2011. Drilling, sampling, and survey operations were coincident with that described above for the Smith mine.

Diamond drilling:

Diamond drilling in 2011 and 2012 was conducted by American Drilling Corp. utilizing a Diamec U8 hydraulic-electric drill and drilled HQ diameter core. The underground core rig was used to drill exploration and resource conversion drill holes. All of the drill holes were surveyed at the collar by SMD after the completion of the drill hole. Magnetic declination used at Smith mine in 2011 was 13° 45’E. Downhole surveys were conducted using a downhole survey instrument (Flexit) either owned by Queenstake or rented by American Drilling Corp.

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The diamond drill core was placed in labeled cardboard boxes and transported by the drill contractor to the Jerritt Canyon surface core logging facility. Once the diamond drill core arrived at the core logging facility, the core was stored in this locked facility or supervised by a geotechnician or a geologist during normal operating business hours during the core logging and sampling process. The core was placed on tables in the core logging facility and sample intervals were selected by the geologist at 5 foot intervals or as determined by the geologist based on lithology, mineralogy, or alteration. Photographs were taken of the core for archive purposes. The geologist then logged the geology of the drill hole on paper using a predefined logging scheme specific to the project that includes geology, alteration, mineralization, and geotechnical data if core is being examined.

Once geologically logged, the drill core was sawed into two equal pieces where the rock was competent or equally split where the rock was strongly fractured or broken. One half of the core was typically sent out for analysis at ALS Laboratory and the other half was returned to the core box and stored at the mine typically in a locked truck container for archival purposes. In general, sample lengths were set at a minimum of 6 inches to a maximum of 5 feet. An experienced Jerritt Canyon geologist monitored the progress of the diamond drill by occasionally visiting the underground work site. The 2011 and 2012 sampling procedures, collection, and security for the underground diamond drilling at the Smith mine have been completed under the direction of the Jerritt Canyon Chief Geologist.

The company’s protocols and procedures for surface and underground drilling, geological drill hole logging, sampling, assaying by the Jerritt Canyon assay lab and other commercial labs, quality assurance and quality control, and digital drill hole data have been reviewed by the primary author of the Company’s most recent technical report, and have been determined to meet industry standards. All of the aforementioned protocols and procedures are deemed adequate for use to support the resource and reserve estimates presented.

Sample preparation, analyses, security, and QAQC

Drill hole samples in 2008, and from 2010 to 2012 were analyzed at both the Jerritt Canyon assay lab and two commercial laboratories: ALS and American Assay Laboratory (AAL). The discussion below details the procedures and protocols used to collect and store the data for the Jerritt Canyon property. The Quality Assurance and Quality Control (QAQC) programs are also detailed below.

Jerritt Canyon laboratory sampling procedures

All of the underground samples received at the JC lab in 2008-2012 arrived with bar-coded labels and were transported to the front laydown area in front of the garage door by the drillers, Queenstake staff geologists, drilling support staff, or mine staff working with the contract miner SMD. The labels on the bags correlate to sample logs maintained by samplers and drillers in the Jerritt Canyon Underground Department. Sample bar-codes in 2008 were scanned into the LIMS (an automated sample tracking system that utilizes bar-code scanning devices). As a result of this event, assay lots were auto-created in a database. During the process of bar-code acquisition, in 2009 and the first half of 2010, some labels were manually entered into the database by hand because the LIMS system software was not fully operational. The surface drill hole sample numbers arrived at the lab with labels on the sample bags and then those sample numbers were hand-logged into the LIMS system by the lab technicians. All logged samples in 2008 and 2009 dried for four to six hours at 325°F prior to further preparation for sampling procedures. All logged samples in 2010-2012 were dried for four to eighteen hours at 205°F in ovens at the lab prior to any further sample preparation described below.

From 2008 - 2012, a rotary (automatic) 1:4 split (50 rotary cuts minimum) followed the first stage of crushing. Core samples were first-stage crushed 99% to1-inch prior to the split; all other types are typically crushed to 1/2 inch prior to the first-stage split. Second stage crushing (99% to 3/8 inch) automatically passes through a rotary splitter (50 cut minimum). The assay split from 2008 – 2011 was pulverized in a plate mill to 95%-150 mesh (Tyler) and blended for five minutes on a rotary blending wheel. In 2012 the pulverizing was completed using ring & puck mills to 95% passing -150 mesh. The processed samples are placed in bar-coded sample cups and transferred to fire assay.

Sampling analysis protocol

The current Jerritt laboratory prepares their samples according to this protocol:

1.	Contracted drillers from Small Mine Development (SMD), puts Cubex-drilled samples into pre-labeled, bar-coded bags, which are ordered ahead of time for specific numeric values.
2.	SMD drillers write the sample numbers on a cut-sheet to correspond to 5 foot intervals per each drill hole.

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3.	SMD delivers the samples and cut sheet to the Jerritt lab.
4.	The Jerritt lab has sample numbers previously entered into LIMS by a staff Production Clerk.
5.	Lab technicians use a bar-code scanner to begin tracking the samples as they enter the laboratory system.
6.	The samples go through a circuit of different evaluations, such as drying, crushing, splitting, pulverizing, blending, and weighing leading up to Fire Assay methodology of testing for gold.
7.	A tray of 24 thirty-gram charge crucibles is prepared with a standard litharge flux. Each sample is weighed at one assay ton. The samples in 2008-2012 were fired by the method of fusion/cupellation with a gravimetric finish. The balance used for the final weighing from 2008-2012 is a Cahn C-30 microbalance that was serviced and calibrated on a semi-annual basis by Microlab Services. During 2012 the JC lab introduced the multi-pour system and the instrument finish for gold determination to increase accuracy and production rate.
8.	QAQC samples, such as duplicates, blanks, and 4 types of standards (JCQ06, JCQ07, Si52, and SK54) are inserted into the sampling sequence utilizing unique sample numbers based on the previous sample. For example, sample number SC 0022767 might be followed by a blank labeled SC 022767B, and sample SC 0022775 might be followed by a duplicate SC 00775D, and sample SC 0022787 might be followed by the JCQ06 standard labeled SC 022787A and so on.
9.	The detection values of the samples by the atomic absorption spectrophotometer are automatically uploaded into the LIMS system.
10.	Au values derived from Fire Assay gravimetric finish are also uploaded into the LIMS system.
11.	A Production Clerk verifies all the data uploaded into LIMS for consistency and errors, such as sample number verification. The same clerk also supervises data being exported from LIMS for upload to acQuire and to SMD.
12.	The lab manager regularly checks the results of assaying standards for consistency and isolates samples that are outside the acceptable limit. The lab manager will re-submit control samples to test the validity of the quality assurance system in place.
13.	LIMS exports Au-fire assay values as opt in CSV format files. One set of these files is made available to SMD for their daily mine plan. The other set is copied to the main server for the Veris staff Data Manager to upload into acQuire.

The authors of the Technical Report accept this protocol as acceptable methodology demonstrating VUSA’s staff’s knowledgeable handling of sampling and quality assurance checks.

Core is sent to an outside commercial certified assay lab for analysis which is discussed further below.

Sample security measures

The pulps processed through the Jerritt lab are stored on skids at the lab within the secure compound of the mine. Processed pulps are then stored in locked cargo sea cans on the property within the compound.

Commercial laboratory sample preparation, analysis protocol, and security

Samples derived from diamond drilling of core are sent to the primary lab ALS Minerals Laboratory Group (also referred to as ALS Chemex or ALS in this document) and the secondary lab American Assay Laboratories (AAL) in Reno and Sparks, respectively, Nevada. Detailed description of those labs’ sampling preparation, sampling analysis protocol, and security are summarized below.

RC and diamond drilling completed in 2008 were sent to the primary lab ALS Minerals Laboratory Group (also referred to as ALS Chemex or ALS in this document) and the secondary lab American Assay Laboratories (AAL) in Reno and Sparks, respectively, Nevada. For 2008 and 2009, samples above 0.100 opt gold were routinely fire assayed with a gravimetric finish. For 2010, the ALS Chemex lab in Reno, Nevada was used for all of the underground diamond drill hole analyses. Samples above 0.070 opt Au were routinely fire assayed with a gravimetric finish. For all years 2008-2012, blanks, standards, and pulps were routinely inserted into the sample stream for QA/QC, and check assay.

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ALS Chemex typically picked up the cut samples (bagged and labeled with bar codes) at the Jerritt Canyon core logging facility and brought them to their lab in Elko for sample preparation. The 2010-2012 sample preparation procedures for ALS Chemex include:

•	the PREP-31 ALS method code that consists of cataloging the sample number, weighing the sample, fine crushing the sample to better than 70 percent passing a 2 mm (Tyler 9 mesh, US Std. No 10) screen, splitting off up to 250 g and pulverizing the split to better than 85% passing a 75 micron (Tyler 200 mesh, US std. No. 200) screen;
•	Dry-21 ALS method code; and
•	CRU-21 ALS method code that consists of a primary crush to approximately -6mm.

Once the samples were prepared by Jerritt Canyon geologists (geologically logged and sample intervals defined) and geotechnical staff (split or sawed core into two equal pieces and placing one half of the core into a labeled and sealed sample bags for assay analysis), they were picked up at the Jerritt Canyon mine site by ALS representatives who transported the samples to their sample preparation lab in Elko, Nevada and eventually to their assay lab in Reno, Nevada for analysis. The 2010-2012 assay procedures for ALS Chemex included:

•	The Au-AA23 ALS method code that consists of a 30 g fire assay for gold that uses an aqua regia digest and analysis by atomic absorption spectroscopy (AAS) finish. A prepared sample is fused with a mixture of lead oxide, sodium carbonate, borax, silica, and other reagents as required, with 6 mg of gold-free silver and cupelled to yield a precious metal bead. The bead is digested in 0.5 mL dilute nitric acid in the microwave oven; 0.5 mL concentrated hydrochloric acid is then added and the bead is further digested in the microwave at a lower power setting. The digested solution is cooled, diluted to a total volume of 4 mL with de-mineralized water, and analyzed by atomic absorption spectroscopy against matrix-matched standards. The assay range for this analysis is from 0.005 to 10 ppm; all results >1 ppm were automatically re-analyzed by method Au-GRA21;
•	The Au-GRA21 ALS method code that consists of a 30 g Au fire assay with a gravimetric finish. The sample is fused with a mixture of lead oxide, sodium carbonate, borax, silica, and other reagents in order to produce a lead button; the lead button containing the precious metals is cupelled to remove the lead; the remaining gold (and silver) bead is parted in dilute nitric acid, annealed and weighed as gold. The assay range for this analysis is from 0.05 to 1,000 ppm Au. This assay method is used automatically for over-limit results from the Au-AA23 assay method.

American Assay Lab (AAL) uses similar sample preparation and assay analysis procedures as ALS Chemex. American Assay Laboratory is an ISO noncertified lab and has a sample preparation facility in Elko, Nevada and an assay laboratory in Sparks, Nevada.

Diamond-drilled core was transported from the underground drill stations to the Jerritt Canyon core logging facility by the contract drillers and/or Queenstake geological staff and the diamond-drilled core was stored and logged in a secure (lockable) facility until it was processed for shipment to an assay lab.

Quality control measures

Current Jerritt Canyon and commercial laboratory QAQC procedures

Sample quality control measures prior to 2011 were discussed in previous technical reports. 2012 and current laboratory QAQC procedures are as follows:

Jerritt Canyon Laboratory:

•	One standard sample per 24 samples;
•	One blank sample, consisting of silica sand, per 24 samples;
•	One triplicate sample per 24 samples;
•	Check assays of approximately 1% of the total sample population.

Commercial Laboratory:

A 2-tiered QAQC protocol for samples sent to commercial labs is summarized below:

Tier 1: initial submittal

•	A blank sample consisting of silica sand inserted as the second sample for each drill hole; and
•	One standard is inserted into the assay sample stream every 20th sample.

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Tier 2: quarterly checks

•	On a quarterly basis, part of an original sample (pulp reject, or standard) is re-submitted to the same lab (i.e., if it was assayed at ALS Chemex lab, then it is re-submitted to ALS Chemex) - re-labeled with new sample identification numbers.
•	Cross-checks of the same sample are submitted to different labs (i.e., if assayed at ALS lab, then part of the original pulp reject is also submitted to AAL lab.)

All samples submitted to be initially analyzed via Fire Assay with an AA finish. Samples with initial assay result > 0.070 opt Au are re-analyzed via Fire Assay with a Gravimetric Finish. In this instance the database recognizes the result attained from Fire Assay with a Gravimetric Finish as the “best assay.” For the underground drill core, approximately 15% of the original samples assaying > 0.070 opt and 5% of original samples assaying 0.010-0.069 opt are randomly selected from the total sample population. For the surface drilling (RC & Core) the same percentiles of original samples are randomly selected but from 30% of the total sample population. Blanks and standards (as per Tier 1) are submitted with the pulp rejects.

Standards submitted with each dispatch in 2011 and 2012 to both the Jerritt lab and to the commercial labs are listed below with their sources.

•	JCQ06 – 0.159 opt (Jerritt Canyon Mineralized rock source);
•	JCQ07 – 0.241 opt (Jerritt Canyon Mineralized rock source);
•	Si54 – 0.0519 opt (Rocklabs certified standard); and
•	SK52 – 0.1198 opt (Rocklabs certified standard).

The Jerritt Canyon sourced standards JCQ06 and JCQ07 consist of low-sulfide bearing carbonaceous limestone materials that were collected from the Jerritt Canyon ore-dryer baghouse in early spring 2010 and approximate the size fraction of a pulp generated from a certified commercial lab. A large amount of each sample was submitted to American Assay Laboratory (AAL) Lab in Sparks, Nevada where they used a large blending machine to help homogenize the standards. After homogenization was attained, the standards were submitted to 3 different assay laboratories as random “blind” pulp samples with labeled identification numbers. The assay results of the standards from all of the labs were reviewed together. The recommended ideal Au values were calculated and based on the mean value. The upper and lower acceptable limits for each standard were calculated based on adding and subtracting two standard deviations to the mean value from all three labs.

The RockLab standards were analyzed by over 40 different assay labs around the world, have a 95% confidence level, and lower standard deviations and therefore lower acceptable limits for passing the Jerritt Canyon QA/QC protocol.

In order for an assay batch to pass the QA/QC review, > 90% of the standard assay results must be within two standard deviations (accuracy) of the recommended standard value listed above. Various graphs and a discussion of the results for the 2012 QA/QC program are below.

Results from the standards or duplicates are reviewed by geologists upon receipt from the laboratory. If there is significant deviation from the expected value then the batch of samples is re-fired. If the lab is unable to match the original results within reasonable limits then the sample is re-fired until assay values match or a valid reason for the standard assay discrepancy is determined (e.g. a mislabeled standard or a standard that was inserted out of sequence).

Unfortunately, VUSA was unable to conduct a quarterly reassay of randomly selected pulp samples for QAQC for Quarter 4 of 2012 due to staffing shortfalls. However, analysis of the performance of the blanks, re-assays, and the four standards, combined with past positive quarterly re-assay results, provided examples of acceptable QAQC protocols to the applicable technical report author.

In January, 2013, the Technical Report author conducted an audit of randomly selected surface QAQC sample results from ALS lab covering a period from July 2011 to August 2012. The protocol for surface and underground core sampling QAQC is to submit blanks and 4 standards into the sample dispatch as ordinary samples.

Randomly selected underground QAQC sample results from the Jerritt lab were provided for the audit covering a period from June 2011 to December 2012. The protocol for underground production Cubex-drilled sampling QAQC is to submit blanks and 4 standards into the sample dispatch every 24th sample and to duplicate every 20th sample in a dispatch.

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Re-assays and duplicates performance

Veris’ assay protocol for QAQC at Jerritt Canyon does not include submitting duplicates as part of the regular sampling of exploration core (surface or underground) sent to outside laboratories. However, the in-house Jerritt laboratory does include internal duplication of Cubex-drilled samples per sample submittal.

Core samples from underground drilling are initially submitted to ALS for fire assay with AA finish methodology. Re-assay requests are generated in the sample submittal (dispatch) to the outside lab (ALS or AAL) for samples with an assay value > / = 0.07 Au opt to automatically be re-analyzed using fire assay with gravimetric finish methodology. If a drill hole produces no regular samples with values > / = 0.07 Au opt, then no re-assays are generated. Standards submitted in the original submittal, which generate values over 0.07 Au opt, are re-assayed as duplicates. The Jerritt lab will also re-assay samples with a gravimetric finish for samples with >0.07 Au opt.

Additionally, Jerritt Canyon’s regular QAQC protocol requires randomly re-submitting 15% of the total sample population (by calendar quarter) of > / = 0.070 Au opt for duplicate assaying (fire assay with gravimetric finish) and + / - 5% of the total sample population (by calendar quarter) for all other samples <0.070 opt (fire assay with AA finish).

To meet proprietary QAQC protocol standards, Jerritt usually re-submits bulk and pulp rejects to their primary lab (ALS) as well as to an additional independent lab (AAL) on a quarterly basis. By this means, the lab is unaware of the original assay result. However, Veris was unable to submit quarterly bulk rejects for 2011 surface and 2012 underground core drilling due to staffing shortfalls. This is a temporary situation. As Veris has other QAQC protocols in place which have performed well, such as blanks and standard, this lull in re-assay checking is not considered to impact the integrity of sampling results during this period of time. Jerritt Canyon’s sampling methodology continues to be considered acceptable as a documented protocol for QAQC standards.

There were no duplicates or re-assays of bulk or pulp samples performed on the 2011 surface core drilling program, due to temporary constraints on this phase of quarterly testing.

There were 79 randomly selected duplicated samples with corresponding original samples submitted for review from the Jerritt laboratory population of underground Cubex samples from a population dated between June 18, 2011 and December 31, 2012. The results demonstrated excellent correlation with only 2 samples being within 0.02 and 0.04 Au opt difference.

Opinion on the adequacy of the sampling methodolgy

VUSA’s sampling protocol at Jerritt Canyon for both exploration drilling and production Cubex drilling are ensuring accurate results that demonstrate reliable gold values derived from the underground drilling program.

Further actions to insure the integrity of sampling drilled material and subsequent certified assay results at Jerritt Canyon could include improvements in the area of QAQC. For example, the performance of the standard Si54 is not as consistent with the commercial labs as it is with the Jerritt lab. Also, Jerritt Canyon staff has skipped quarterly check assays for the last quarter of 2012. The QAQC protocol currently in place could be improved by replacing the Si54 material with another more reliable standard that performs well with these ores. Also, it is important that Jerritt resume quarterly check assay samples and not let this gap in testing comprise the otherwise excellent data integrity in their Master database.

The author of the Company’s most recent technical report expressed confidence in the accuracy of the assayed sampling results compared between certified assays and the master acQuire database for contributing new 2011 to 2012 assay values to future estimates of resource and reserve.

Current data vetting June 18, 2011 to December 31, 2012

On January 23, 2013 an author of the Company’s most recent technical report commenced an audit of assay data derived from sampling newly drilled material for the Jerritt Canyon property. This audit was performed for verification purposes to contribute this dataset to future evaluations of the December 31, 2012 Jerritt Canyon mineral resource and reserve estimates. This audit addresses assay results from drilled material sampled between June 18, 2011 and December 31, 2012 for underground drilling, and between July 18, 2011 and December 21, 2011 for surface drilling.There was only minor surface drilling in 2012 (2,577 ft); however, numerous assays from surface drill holes completed in 2011 were received after January 2012 and/or after the December 31, 2011 Vulcan models had been updated which were partially included for this current drill hole audit.

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Datasets submitted for evaluation

Jerritt Canyon Data Manager, Ling Domenici, provided specific datasets for the audit based on requests by the auditor to analyze a random population representing no less than 5% and optionally up to 25% of the total samples produced from drilled material for these 3 programs:

•	Underground Cubex production drilling, which is sampled on-site through the Jerritt production laboratory for minimizing turn-around time, as this data is utilized for daily mine planning and ore control. This material is not logged for lithology and the collar locations are estimated based on surveys provided to assist in setting the drill up on location at the correct orientation. Other surveys contributing to some of the underground collar locations are the mine asbuilt surveys. There are no downhole surveys performed. Drill traces for the production holes are generated from engineering designs for projecting the results in models. This method of locating the collars and traces is considered acceptable due to the short length of the holes and the high density of drilling. Sample results from the underground Cubex drilling are used in the resource estimate.

The audit reviewed the Jerritt lab assay results from daily production samples for consistency and analyzed the Jerritt lab results based on comparison to detection of known values for standards submitted within the sample dispatches. The chain of custody for assay results derived in the Jerritt lab was also examined for consistency in data management procedures.

•	Underground core drilling for exploration purposes. Core from underground drilling is sent to an outside laboratory to ensure the results are derived from an accredited laboratory for use in the resource estimates. This drilled material is logged for lithology to contribute to a detailed geological model. The collar locations are surveyed for northing, easting, elevation, azimuth, and dip, and the drill trace is surveyed downhole.

This audit compared the original raw data derived from surveying, logging, and sampling underground-drilled core to electronic data as exists in the 2013 acQuire database and then to data utilized for modeling geology and resource / reserve in the 2013 ISIS database. The data was examined for consistency and accuracy. Assay values in acQuire and ISIS were correlated directly to the original assay certificates derived from accredited laboratories.

•	Surface core drilling for exploration purposes. This drilled core material follows the same criteria listed above for underground core drilling.

In addition, specific technical datasets related to evaluating the integrity of the assay checks were also audited for purposes of correlation between original source data and the 2013 acQuire database, then cross-checked against the 2013 ISIS database. The number of drill holes reviewed for technical data is lowest in comparing downhole survey and lithology because none of the underground production holes are surveyed downhole or logged for geology due to density of drilling within known geological units. Assay certificates, sample intervals, and collar coordinates reviewed cover between 20% to 85% of all the drill hole data for the entire period under audit.

In addition to verifying gold values for sampled material derived from drilling at Jerritt Canyon from June 18, 2011 to December 31, 2012, this audit also reviewed general technical data related to sampling, such as the location of the collars and downhole surveys per sampled interval. Geologic data was also reviewed for the purpose of validating data that would be used in geologic modeling as a premise for shaping and projecting trends of the ore bodies for resource and reserve estimates.

Specific technical datasets audited were compared for direct correlation record-by-record between the original source data and the 2013 acQuire database, then to the 2013 ISIS database for validation purposes. The record-by-record validation produced a detailed examination of between 8% and 37% of the datasets that uphold the integrity of the assay values in Jerritt Canyon’s master acQuire database.

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acQuire to ISIS comparison of assay data

All assay values for both surface and underground samples in the January 2013 ISIS database utilized by Practical Mining for updating the resource and reserve estimates at Jerritt Canyon were directly correlated to assay values in Jerritt Canyon’s acQuire database in this audit.

Surface Assays

A total of 26,405 assay records occur in both the 2013 acQuire database and the 2013 ISIS database for the 2011 surface-drilled core samples. With the exception of differences due to rounding from 4 to 3 decimal places, the direct correlation between ISIS and acQuire for the 2011 surface core drilling program exactly match for the entire population of assay records.

Results Surface Assay datasets check: Excellent matches between acQuire and ISIS.

There were 3 non-matches in the surface core assays between acQuire and ISIS, none of which contained significant gold grades. (Resource estimates by Practical Mining will use 0.03 opt Au for bulk mineable cut off grades for the open pits.)

Underground Assays

A total of 36,971 individual assay records for all of the 2011 and 2012 underground samples (inclusive of Cubex and core material from SSX and Smith) exist in the January 2013 ISIS database. However, 511 of these assay records in ISIS are empty place holders with a -99 value pending finalization of certified assays imported into acQuire. The 2013 acQuire database reviewed in this audit has 60 assay records for Cubex underground production drill hole SSX-C70057 that were not exported to the January 2013 ISIS database and will not be included in the resource / reserve estimate.

As a result of these differences, the number of assay records in the 2013 ISIS database differs from the number of assay records in the 2013 acQuire database. The acQuire database contains 36,520 assay records for the same period of time as the ISIS database. However, the ISIS database contains 36,970 assay records – of which 783 are empty place holders. The total number of assay results examined between ISIS and acQuire is 37,031 – of which only 36,460 assay records are mutual to both acQuire and ISIS for the period of time covered.

Results Underground Assay datasets Check: Excellent matches between acQuire and ISIS

Of the 36,460 assay records checked in the 2013 acQuire underground assay database against the 2013 ISIS underground assay database, 36 of the records (or 0.01%) did not match. Of these non-matches, 10 of the errors are in values of significance, that is >0.1 opt. In 8 of the 10 samples with significant Au values (>0.1 opt) that did not match between acQuire and ISIS, the error appears to be switches in intervals within a single sequence in the same hole, which would not impact modeling of the resource.

Comparison of intervals versus sample numbers

To compare the accuracy of locations for assayed sample intercepts in 3-D models for resource / reserve estimates, the sample intervals and corresponding sample numbers from the original cut-sheets of 20 randomly selected surface-drilled core holes and 10 randomly selected underground-drilled core holes were checked against their digital values in acQuire and then again in ISIS. The sample intervals for Cubex-drilled production holes are spaced in regular 5-foot intervals and sample numbers corresponding to these intervals were reviewed from original cut-sheets for 71 randomly selected underground production holes drilled in both the SSX mine and the Smith mine, which included 3,502 interval records in cut-sheets compared to 29,189 total intervals of sample records in the acQuire underground database (about 12% of the underground data population).

All the examined sample intervals and subsequent sample numbers lined up exactly between the source data and acQuire and ISIS for both the surface and underground drilling programs.

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Checks of format conversions: Au opt-Au ppb-Au ppm-Au best selection

The gold values in the January 2013 ISIS database are in units of opt. These values are derived from exported gold values of “best selection” in acQuire. The acQuire database includes gold values reported in ppb, ppm, and opt from the Jerritt and the ALS laboratories using fire assay reported in ppm as the primary testing method. Some samples are automatically submitted for re-assay using fire assay with gravimetric finish reported in ppb if the original value is [> / =] to 0.07 opt Au. AcQuire will convert Au values from a variety of formats into opt values for uniformity. As a result, the “best selected” Au value exported to Vulcan is based on criteria of preferred sampling methodology and sequence of re-assays that may have been converted to opt from original ppm or ppb formats.

All assay values (100%) for both surface and underground samples in the January 2013 acQuire database were tested for conversions reported in ppb, ppm, and opt from the original formats. With the exception of minor discrepancies due to rounding from 4 to 3 decimal places, all (100%) of the converted values in the entire population for surface and underground assay results examined were correct.

Assay certificates compared to acQuire and ISIS Au values

Certified assays of surface-drilled core material sampled at the ALS laboratory between July 2011 and December 2011 were compared to assay values in the January 2013 acQuire database and the January 2013 ISIS database. A random selection of 10% of the total surface-drilled core holes resulted in a review of 1,317 individual assay certificate records which corresponds to 5% of the total population of 26,405 individual assay records in the 2013 acQuire surface drilling database. The assay records in acQuire were directly matched to their corresponding certified assay results from the ALS lab.

There were minor issues in comparing the original assay certificates to the 2013 acQuire database for the surface drilled core assays related to rounding from 4 decimals to 3 decimals – none of which impacted Au values of >0.1 opt. Otherwise, the assay certificates for 5% of the population under audit exactly matched the acQuire database.

Certified assay results for underground-drilled core material sampled at the ALS lab between October 2011 and September 2012 were compared to assay values in the January 2013 acQuire database and the January 2013 ISIS database. A random selection of 10 out of 40 drill holes (25% of the underground core drill holes in this audit) isolated 1,784 assay records out of 7,331 total assay records (about 24%) for direct certificate to assay record verification.

There were no discrepancies between the assay certificates and the acQuire or ISIS databases for the underground core drilling.

Samples from underground production Cubex-drilled holes were sent to the Jerritt laboratory and were not verified by an accredited outside laboratory except for samples re-assayed for QAQC at ALS. The original CSV formatted files of Au values derived by the Jerritt lab’s LIM system were compared to both the January 2013 acQuire database and the January 2013 ISIS database for consistency.

There were minor discrepancies between the Jerritt lab CSV format LIMS reports and the acQuire / ISIS database related to decimal places and rounding. None of the issues were for assays > 0.1 opt Au.

Note: Certified assay values from ALS lab for Au opt GRAV under detection limit are entered as <0.0001 in the certificate. Assay values under detection limit in LIMS reports from the Jerritt lab are entered as either <0.001or as -0.001 in the CSV format exports from LIMS. acQuire does not accept non-numeric characters for assay values. To compensate for this, samples below detection limit from ALS were flagged with the value of 0.0001 in acQuire. Samples under the detection limit from the Jerritt lab were flagged with the value of either 0.0005 or 0. These values of 0.0001 and 0.0005 and 0 were exported to Vulcan. These flagged values could infer Au detected at those levels. The users have to recognize the flagged conventions to model the data correctly.

Lithology checks: formation, rock type, and intervals

Of the 221 surface core holes drilled in 2011, 23 (or about 10%) of the geological logs were reviewed. There was no surface drilling in 2012.

The only errors between original geologic logs reviewed and the January 2013 acQuire / ISIS database, were for drill hole BB-1449. The entire length of that hole mismatched lithological units and intervals.

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For the 40 underground core holes drilled between October 2011 and December 2012, 10 (25%) of the geological logs were reviewed in this audit. Lithological codes from three of the randomly selected drill hole logs were in the January 2013 ISIS database but were not in the January 2013 acQuire database. However, the lithological codes and intervals in ISIS directly matched the geological logs without error and can be utilized in future modeling of geology.

There were no geological logs recorded for the underground Cubex drilled holes.

Summary of database verification

The results of the 2011 - 2012 data vetting analysis support the opinion that the ISIS database is based on correct values to within acceptable industry standards. This dataset in conjunction with the previously accepted datasets of drilling results, such as collar location, down-hole survey, lithology, and assay results, form a cohesive, validated database for use by engineers in evaluating and reporting on resources and reserves at Jerritt Canyon for the current Technical Report.

The Qualified Person for data vetting has independently verified the quality of the drill hole data (both collar information and gold assays) used for the current resource and reserve work and finds it adequate for use in the current study. Based on this assessment, the primary author of the Technical Report’s opinion is confident that Jerritt Canyon is conducting exploration and development sampling and analysis programs using standard practices and that the data can be effectively used in the estimation of the December 31, 2012 resources and reserves. It is recommended that the logging of geological drill hole data that is currently being done on paper using pencils be done on the computer or hand-held digital device in order to standardize the pick lists and more efficiently process the data in the future.

Mineral processing and metallurgical testing

The mineral processing operation at Jerritt Canyon is very complex and is one of only three processing plants in Nevada that uses roasting in its treatment of refractory ores. Initially, Jerritt Canyon was designed to process oxide and mildly refractory gold ores by conventional cyanidation using chlorine gas for pre-oxidation of the refractory ores. The use of the wet mill to help treat the mildly refractory ores, which used chlorine for ore oxidation pre-treatment, was stopped in February of 1987.In 1989, the roasting circuit (a dry milling process) was added to the process flow sheet for the treatment of highly refractory ores which continues to be used at Jerritt Canyon today for processing of the Jerritt Canyon and other second party (purchased or toll mill) ores.

Numerous metallurgical studies have been conducted on the ores by the various mine owners at the property including cyanidation and roasting test work since the late 1970’s. In addition, early metallurgical test work on ores from resource areas, including bottle roll tests for WaterPipe II, have also been conducted. These reports are in the files stored at the mine site. The actual Au recoveries for the various deposits that have been previously mined and processed are also noted in historic documents stored at the mine site.

The Jerritt Canyon ores are double refractory in nature because the gold mineralization is both included in solid solution within sulfide minerals (arsenic-rich pyrite), and is also locally associated with organic carbon in the host rock. Some limited amount of gold mineralization has also been noted in previous mineralogical studies to be within quartz (silicification). The Jerritt Canyon roaster helps oxidize the majority of the refractory ores for subsequent cyanidation.

A significant portion of the Jerritt Canyon ore contains high amounts of clays. During the winter months, the clay-bearing ores can contain elevated moisture contents from snow and ice that can cause serious handling problems in the plugging of chutes in the crushing circuits. As a result of these conditions, the processing plant capacity during the summer and fall is typically 20% to 40% higher than winter, largely because the dry mill capacity is adversely affected by high moisture in the feed.

Since mining development of a new underground mine at Starvation Canyon started in November 2012, and since the mine officially opened in April 8, 2013, a summary of the existing Starvation Canyon metallurgy results is described below. Two samples of Starvation Canyon ore were collected from diamond drill core from drill hole TJ-216C and TJ-232C and separately tested in the Jerritt Canyon lab in February 2006. The samples were dried and pulverized to 95% passing 150 mesh. The samples were tested before and after roasting (at 1030˚F) according to the standard procedure.

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Mineral resource estimates

Introduction

In 2012, Veris updated the Jerritt Canyon resource estimate incorporating additional drilling from the 2011 and 2012 drill campaigns. An additional 163 surface drill holes and 1,257 underground drill holes were added since the last NI 43-101 report (Odell et al., April 2012). The 2012 year-end resource estimates were calculated by Mark Odell, Owner, Practical Mining, LLC, P.E. and Karl Swanson, Independent Consultant, SME, MAusIMM using the Vulcan Software versions 8.1.3 and 8.2.

The deposits at Jerritt Canyon which were re-estimated and new resources and/or reserves calculated since the last NI 43-101 report (Odell et al., April 2012) are: Burns Basin, Saval, Smith, Starvation, Steer-SSX-Saval and West Mahala.

Open pit and underground block models were built for the respective deposits. The open pit models were based on both 0.01 opt and 0.1 opt gold grade shells whereas the underground models were based on 0.1 opt gold grade shells. All block models include the geologic models of the stratigraphic units within the deposit.

The deposits with updated open pit block models are: Burns Basin and Saval.

The deposits with updated underground block models are: Smith, Starvation, Steer-SSX-Saval and West Mahala.

Note that only the Saval deposit has both an open pit and underground block model.

Due to their close proximity to each other, the Saval, Steer-SSX, and West Mahala deposits are included as a single underground block model called SSX.

The stockpiles reposing at the mine portals or remaining from earlier open pit extraction are included in the resource and reserve tables.

Drill hole database and compositing

The drill hole database is stored in acQuire at Jerritt Canyon in two parts; one for surface drilling and the other for underground or production drilling. The data cutoff date for this NI 43-101 report is December 31, 2012. The surface database contains 15,058 drill holes of which 14,132 have assay data with 500,812 gold assay entries greater than a value of zero and 13,947 drill holes that have geology data with 223,680 geology entries. The underground database contains 38,030 drill holes of which 37,500 have gold assay data with 436,915 gold assay entries greater than zero.

The acQuire data is extracted to .csv tables which are then loaded into Vulcan. There are four tables extracted for each database; surface and underground. The tables are: collar, survey, assay, and geology. The tables contain the following variables:

•	Collar - HoleID, Easting, Northing, Elevation and Total Depth;
•	Survey - Downhole Depth, Azimuth, and Dip;
•	Assay - From, To, Sample ID, gold assay (AuFA), Flag, Zone, and Domain;
•	Geology – From, To, Formation Code, Lithology Code, Alteration Code, and Alteration Intensity Code.

All of the surface and underground holes extracted from acQuire and imported into the Vulcan databases were used for modeling. Any holes that were deemed invalid or incomplete were not extracted and therefore, there was no reason to reject any holes which were in the Vulcan databases.

There are 61 new surface holes at Burns Basin, BB-1442 to BB-1502. Saval has 23 new surface holes, SC-1372 to SC-1394. Starvation has 25 new surface holes, TJ-352 to TJ-373 and STV-U and STV-D. Mahala has 33 new surface holes, MAH-443 to MAH-475. Smith has 21 new surface holes, EM-121 to EM-130, and SH-1203 to SH-1213.

There are 1,048 new underground holes at Smith:

SMI-C20443 to SMI-C20555

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SMI-C30410 to SMI-C30448

SMI-C40838 to SMI-C40969

SMI-C50367 to SMI-C50717

SMI-C70766 to SMI-C70890

SMI-C80001 to SMI-C80302

SMI-LX-783 to SMI-LX-825

The SSX model has 209 new underground holes:

SSX-C10046 to SSX-C10117

SSX-C50001 to SSX-C50035

SSX-C70001 to SSX-C70102

Therefore, there are a total of 163 new surface holes and 1,257 new underground holes at Jerritt. Some of these new drill holes were used in the previous 43-101 report as they were drilled then but not all of the logging or assaying was complete.

Sampled intervals are intervals with gold grade values greater than zero. The underground model SSX includes Saval, Steer, and West Mahala.

The raw assay data in the drill holes was used to digitize the grade shell polygons on cross section. Once finished the assays were flagged by the grade shell polygons and the flag name stored in the FLAG field in the assay database. This allowed the high-grade assays to be discerned from the low-grade assays outside of the grade shells. Each deposit has its own naming convention.

Composites were calculated down hole on 5 foot intervals with the composite starting and stopping at each change in the FLAG name. Therefore there is no mixing of composite grades between the high-grade and low-grade assays.

Geology and grade shell modeling

At Jerritt Canyon, most gold mineralization occurs as lenticular bodies with relatively sharp hanging wall and footwall boundaries. These bodies generally follow the Roberts Mountain (DSrm) to Hanson Creek (Ohc) Formation contact as well as the Hanson Creek 3 (Ohc3) to Hanson Creek 4 (Ohc4) contact. The Hanson Creek Formation (Ohc) is the primary host for gold at Jerritt Canyon.

The gold mineralization is controlled by structures crossing these stratigraphic contacts and the favorable bedded geology at the contacts. In addition, shallow anticline structures allow the mineralization to be trapped and “pond” at the change in bedded geology. These important formation contacts were modeled on 100 foot east-west cross sections prior to modeling the mineralized bodies (grade shells).

The grade shells were modeled on 50 foot and locally 25 foot north-south and east-west cross sections based on the geologic contacts and grade continuity. These grade shells were modeled at a 0.10 opt Au cut off for the underground models and 0.01 opt Au cut off for the surface models using Vulcan software. Where necessary, the 0.10 opt Au grade shells were also used in the surface models. From the cross section polygons, 3-D grade shell solids were built. The grade shell polygons are used to flag the drill hole assays and the grade shell solids are used to build the blocks in the block model.

The Burns Basin model consists of 18 major 0.01 opt Au grade shells and a few small shells, which generally trend north-south following the SDrm to Ohc contact and the Ohc3 to Ohc4 contact.

The Saval open pit model consists of 23 main 0.01 opt Au grade shells, which generally trend north-northwest. Internal to the 0.01 opt grade shells are the 0.1 opt grade shells used in the SSX underground model. The grade shells generally follow the DSrm (Roberts Mountain) to Ohc (Hanson Creek) contact and migrate through Ohc to the Ohc3-Ohc4 contact.

The Smith model consists of 123 0.1 opt Au grade shells, which generally trend northwest along three main zones and a fourth smaller zone. An anticline ridge intersects the three zones along a northeast strike. The northern-most zone plunges shallowly away from the anticline ridge intersection and dips gently to the north. The center and southern zones only plunge southeast from the anticline ridge and dip shallowly in all directions. The fourth zone is northwest of the anticline ridge line and between the central and south zones. The fourth zone dips to the north-northwest. Therefore the grade shells all together define an anticline which trends northeast-southwest which intersects three main northwest trending mineralized zones which plunge gently away from the anticline ridge.

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The Starvation model consists of 13 main 0.01 opt Au grade shells and 10 main 0.1 opt Au grade shells, which generally trend east-west with a northwest trending structure which contorts and steepens the grade shells on the northern edge and steepens the dip to near vertical in the east. The grade shells generally follow the DSrm (Roberts Mountain) to Ohc (Hanson Creek) contact and exist within Ohc to the Ohc3-Ohc4 contact. The grade shells range in depth from 6,800 to 7,200 feet in elevation.

The SSX model consists of 204 main 0.1 opt Au grade shells, which generally trend east-west with a northwest trending anticline in the SSX deposit. The grade shells generally follow the DSrm (Roberts Mountain) to Ohc (Hanson Creek) contact and migrate through Ohc to the Ohc3-Ohc4 contact

The West Mahala model, which is the SE corner of the SSX mode, l consists of 9 main 0.1 opt Au grade shells, which generally trend east-west following the SDrm to Ohc contact.

All grade shell solids are modeled using all data and are not altered for depletion due to mining. Depletion is accounted for during the block model process.

Specific gravity and density

The tonnage factor used for all Jerritt Canyon intact rock is 12.6 cubic feet per ton which is a density of 0.0794 tons per cubic foot. No distinction is currently made for variations in lithology, while it is recognized that significant differences may occur within various units at each mine.

The factor is based on testing done in 2000 at the University of Nevada, Reno and Chemex lab on a total of 67 samples. The weighted tonnage factor returned on the samples was 12.616. Since then 50 samples from Smith Zone 4 (Mahala) and 5 samples from Steer were analyzed by Zonge Engineering and Research of Tucson, Arizona. The average for Smith Zone 4 was 12.45 cubic feet per ton, which is slightly heavier than the average used for all the mines and the average for Steer was 13.0 cubic feet per ton, which is slightly lighter.

Additional tests were conducted in 2005 on 22 ore grade samples and 24 waste samples from Starvation Canyon. The results were 11.8 cubic feet per ton for the ore grade samples and 12.2 for the waste samples, both of which are heavier than the 12.6 cubic feet per ton average used at the other mines. However, for the December 31, 2012 resource and reserve calculation, Starvation Canyon intact rock was assigned a conservative density of 0.0794 which is similar to all of the other Jerritt Canyon deposits.

The tonnage factor for dump and stockpile material on the surface is 17.6 cubic feet per ton or a density of 0.0568 tons per cubic foot.

The tonnage factor for cemented rock fill used underground is 15.4 cubic feet per ton or a density of 0.0649 tons per cubic foot.

Resources at Road Canyon hosted in near-surface colluvial material used a tonnage factor of 17.5 ft3/ton to better represent swelling and pore space in the unconsolidated material.

Statistics and variography

Univariate and basic statistics were calculated for gold for each deposit using the 5-foot composite samples within the grade shells. The Saval, Steer-SSX, and West Mahala statistics were calculated together as they are combined in the same block model named collectively SSX. The composites consist of both surface and underground drilling.

Grade capping

A cap grade was determined from the grade shell composites for each deposit. The composites are plotted in Excel in descending order of grade and the cap grade picked from the graph. As discussed previously, underground models Saval, Steer-SSX, and West Mahala are all in one SSX block model.

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Variography

Variograms were generated in the SAGE2001 software from the 5 foot composites within the grade shells for two open pit models, Burns Basin and Saval, and three underground models, Smith, SSX (Saval, Steer-SSX, West Mahala), and Starvation. These models have production data or otherwise closely spaced data, which warrants variogram calculation and ordinary kriging estimation.

The variograms were modeled in SAGE using the exponential model option with a practical range. The variogram model is output from SAGE using the custom LLL-ZYX option. The model data for the two structures is entered into the Vulcan estimation parameters as the kriging weights for the ordinary kriging estimation of gold.

Block modeling

New block models were created for each of the two open pit deposits. Three block models were also created for the underground deposits with the SSX block model encompassing the Saval, Steer-SSX, and West Mahala underground deposits. All of the block models were created in Vulcan Software for the Company’s most recent NI 43-101 technical report.

The Burns Basin estimated block model was constructed using a 10x10x10 foot block size (XYZ) with no sub-blocking. The block model origin (lower left corner) is 382700E, 398700N, 6700EL and the upper right hand corner is 389200E, 402400N, 8200EL. The X length is 6500 feet, Y length is 3700 feet and the Z length is 1500 feet. The final model used by engineering was regularized to 20x20x20 foot blocks.

The Saval block model is a subset of the SSX model that is regularized to a 20x20x20 foot block size (XYZ). The Saval block model origin (lower left corner) is 384300E, 405700N, 6200EL and the upper right hand corner is 392100E, 411400N, 8400EL. The X length is 7800 feet, Y length is 5700 feet and the Z length is 2200 feet.

After grade estimation, the open pit block models are re-blocked (or regularized) so that all of the blocks are the same size, 20x20x20 feet. The re-blocking allows a Lerchs-Grossman to run and calculate optimized pit shells given certain constraints.

The Smith block model was constructed using a 100x100x100 foot parent block size (XYZ), and sub-blocking down to 5x5x5 feet at the edges and all blocks within the 0.10 opt grade shells. The as-built underground solids and pit surfaces were also defined at a 5x5x5 foot resolution. The low grade blocks also have a maximum size of 5x5x5 feet. The block model origin (lower left corner) is 397100E, 404000N, 6100EL and the upper right hand corner is 408200E, 409800N, 8000EL. The X length is 11100 feet, Y length is 5800 feet and the Z length is 1900 feet.

The SSX block model is constructed using a 100x100x100 foot parent block size (XYZ), and sub-blocking down to 5x5x5 feet at the edges and all blocks within the 0.10 opt grade shells. The as-built underground solids and pit surfaces were also defined at a 5x5x5 foot resolution. The low grade blocks also have a maximum size of 5x5x5 feet. The block model origin (lower left corner) is 384300E, 404000N, 6200EL and the upper right hand corner is 397100E, 411400N, 8400EL. The X length is 12800 feet, Y length is 7400 feet and the Z length is 2200 feet.

The Starvation block model was constructed using a 20x20x20 foot parent block size (XYZ), and sub-blocking down to 5x5x5 feet at the edges of the triangulations. All blocks within the 0.10 and 0.01 opt grade shells are 5x5x5 feet. The topographical surface was also defined at a 5x5x5 foot resolution. The block model origin (lower left corner) is 368000E, 378000N, 6600EL and the upper right hand corner is 370600E, 379400N, 7500EL. The X length is 2600 feet, Y length is 1400 feet and the Z length is 900 feet.

Triangulations are used to create the block models. The modeled geologic formation surfaces were used and the names stored in the FM field. The names in the FM field are sdrm, ohc3, ohc4, osc, oe, air, and dump. Grade shell solid names were stored in the SHELL field as well as “low” for the low-grade blocks outside of the grade shells. At Smith and SSX, the asbuilt underground solids were used to name blocks “asb” in the ZONE and MINED fields. The ZONE field is the same as SHELL except that the individual grade shell names for the blocks within the grade shells are replaced by a single name, “au01” or “au1”.

At Jerritt Canyon, the current topography surface (July 2004 aerial survey) was used to define air blocks. In areas where surface mining has occurred, two topographical surfaces were used to define air and dump blocks. The dump blocks are any blocks between the deepest pit topography and the current topography, which would define backfill in the pit or between original topography and current topography where a current dump exists.

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Gold grade estimation and block calculations

Three estimation methods were run on the gold grade on all of the block models at Jerritt Canyon. These estimation methods are ordinary kriging (au_ok), inverse distance cubed (au_id3), and nearest neighbor (au_nn). The ordinary kriging estimation was used to report resources and reserves.

For the Jerritt Canyon block model estimations, each of the grade shell solids had individual estimation orientations and the blocks within the grade shells were estimated using these individual search orientations with multiple passes. Due to the large number of grade shells used in all of the block models, it is deemed unnecessary to show them all.

Three estimation passes were performed for each of the models. The first pass has conservative parameters that classify the estimated blocks as measured with a search distance of 40x40x20 feet. The second pass uses a larger search, 100x100x50 feet, and requires less samples, which classifies the estimated blocks as indicated. The third and last pass uses either 300x300x150 or 500x500x250 feet and is the least restrictive and classifies the blocks as inferred. The extent of the last pass ensures that all of the blocks within the grade shells are estimated.

During the estimations, only the composites flagged as inside the grade shells (0.1 opt or 0.01 opt Au) were used to estimate the blocks inside the grade shells.

A parent block size of 10x10x10 feet was used for estimation. This means that the estimation is done at the center of a 10x10x10 foot block grid and the result assigned to all blocks within the parent block. If the sub-block size is 5x5x5 feet, then 8 blocks would be assigned the same estimated grade.

The cap grade determined for each deposit is used in the estimations by restricting the range that the composites with values greater than the cap can influence. The range used for all of the block models is 10 feet in the major orientation, 10 feet in the semi-major orientation, and 10 feet in the minor orientation for gold composites higher than the cap grade. This means that a block centroid must be within 10 feet of the high-grade composite in order for it to be used as one of the composites used in that estimate.

A different number of composites (samples) were used for each estimation pass for each block model. The minimum number of samples for the measured pass is 8, for the indicated pass is 5, and for the inferred pass is 2. The maximum number of samples is 12 for all three passes.

In addition, a maximum number of composites per drill hole are used during the estimations. All models use a maximum of 3 samples per drill hole.

After the estimations are run, block calculations are run with scripts to assign or calculate values to additional fields in the block models. Text names are assigned to the ZONE, CLASSNAME, and MINED variables in the block models. A density of 0.0794 tons per cubic foot is applied to all intact rock blocks for all models. The density for dumps is 0.0568 tons per cubic foot and 0.0649 tons per cubic foot for all rock within the underground workings.

Mined depletion and sterilization

The block models which have underground workings within their limits are Smith, SSX, and Saval open pit. These mined out areas have been depleted by renaming the blocks “asb”, which is short for asbuilt. During the block model construction, the underground drift and stope triangulations are defined by 5x5x5 foot block resolution and flagged “asb” in the SHELL, ZONE, and MINED variables. These blocks are not estimated and therefore have no grade. The “asb” blocks are assumed to be backfilled and therefore have a density of 0.0649 tons per cubic foot.

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In addition to underground workings, some models have open pit mines within their boundaries. Open pits exist at Burns Basin, Saval, and Smith. Most of these pits are backfilled to some degree and ensuring that an accurate deepest mined pit bottom is used in the block model is important. In areas where the ground surface has been disturbed, three topography surfaces are created. These are:

1. Original Topography

2. Current Topography

3. Deepest Topography

If these three topographical surfaces are accurate, then the air, dump, and intact rock can be confidently modeled. In some areas, new drilling is necessary to accurately model the contact between dump and intact rock as survey maps of the disturbed surface do not exist.

In the block models the topographic surfaces are defined by a 5x5x5 foot block resolution. The blocks are named “air”, “dump”, or the correct formation name in the FM variable. No blocks named “air” or “dump” are estimated and therefore are not included in either the resource or reserve report. The density for the dump blocks is 0.0568 tons per cubic foot.

The grade shells shown in the section above colored red are in air, dump, and intact rock. Only the portion of the grade shells that are in intact rock have grade estimated. All air and dump blocks have a zero grade. The blocks above the original and current topographical surfaces are air. The blocks between current and deepest and between current and original surfaces are dump.

In addition to depletion by the underground asbuilt workings and the open pits, some blocks within the grade shells, especially around the underground workings, shouldn’t always be included in the resource. These blocks have been flagged with the name “steril” in the MINED variable in the Smith and SSX block models. This means that the blocks are “sterilized” and are not used for reporting even though they exist and have estimated grades. Blocks are sterilized if they are next to or between underground workings and therefore considered un-mineable by current methods.

Only the Smith and SSX model require sterilization as the grade shells are in and around current underground workings, which leaves isolated blocks after depletion that can’t be accessed and mined by underground methods.

The method used to flag the sterilized blocks was to view the estimated blocks within the grade shells on 10 foot bench (plan) sections and draw polygons around the blocks that would not be included in the resource or reserve. The blocks inside the polygons were then flagged as “steril”.

Sterilization of mineralization around the underground workings is an ongoing process. Many areas look mineable when viewed on the screen in the computer but need verification of actual extraction from direct inspection in the mine. Once a decision is made underground in the mine, then the model can be accurately updated.

Mineral resource classification

All blocks that have an estimated gold grade are subsequently classified based on the confidence in the estimation. The confidence is based on the number of composites used in the estimation, the distance to these composites, and the number of drill holes for the selected composites. The Jerritt Canyon mineral resource was classified into Measured, Indicated and Inferred categories using logic consistent with the CIM (2005) definitions referred to in Canadian National Instrument 43-101 and described in the glossary. The highest confidence is called Measured (CLASSNAME = “meas” or CLASS = 1), the next is Indicated (CLASSNAME = “ind” or CLASS = 2), and the lowest confidence is “Inferred” (CLASSNAME = “inf” or CLASS = 3).

Based on the drill hole spacing distance at each of the deposits, distances were chosen which define the classification of the estimated block. At Smith and SSX, underground production drilling is spaced between 10 and 25 feet apart. The variograms show a sill range just over 50 feet, so a slightly conservative range was chosen. The measured classification for all models are blocks that were estimated with an ellipse range of 40x40x20 feet with a minimum of 8 and a maximum of 12 composites, which requires a minimum of three drill holes using a maximum of three composites per drill hole.

The indicated classification for all models are blocks that were estimated with an ellipse range of 100x100x50 feet with a minimum of 5 and a maximum of 12 composites, which requires a minimum of two drill holes using a maximum of three composites per drill hole.

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The inferred classification for all models are blocks that were estimated with an ellipse range of 300x300x150 feet or 500x500x250 feet with a minimum of 2 and a maximum of 12 composites, which requires a minimum of one drill hole using a maximum of three composites per drill hole. The large increase in range is to ensure that all of the blocks within the grade shells that were not estimated with the measured or indicated estimations get estimated and are called inferred.

Block model validation

The drill hole composites were displayed with cross section views of the block models to visually inspect the local estimations of the gold grade by comparing the composite grades to the block grades. Those areas inspected for each block model, especially where high-grade composites exist, looked appropriate and correlated well given the search distance and number of samples used. The modeling method itself ensured that mineralization and the estimate were constrained within the 0.10 opt and/or 0.01 opt Au grade shells created in Vulcan.

The block models at Jerritt Canyon have been created with standard modeling practices and can be considered reasonable predictors of resources within the modeled areas.

Drill hole composite statistics were compared to the block statistics for each block model. All of the estimated blocks at a zero cut off and all classes, measured, indicated, and inferred were used to calculate the average block grade. All composites flagged as inside the grade shells with a grade greater than zero were used to calculate the average composite grade.

Results from this comparison on this global scale were acceptable. In addition, ongoing reconciliation studies conducted in 2012 that compare actual mined grade and tonnage against the mined grade and tonnage predicted in the block model for the Smith mine compare very well.

Mineral resource statement

The Jerritt Canyon mineral resources, including reserves, as of December 31, 2012 are listed below.

Jerritt Canyon mineral resources including reserves – December 31, 2012

	Measured			Indicated			Measured + Indicated			Inferred
Area	kt	opt	koz	kt	Opt	koz	kt	opt	koz	kt	opt	koz
Open Pit
Burns Basin	46	0.106	4.9	430	0.096	41.4	476	0.097	46.3	5	0.061	0.3
Mill Creek	3	0.089	0.3	299	0.094	28.0	302	0.094	28.3	4	0.153	0.6
Saval	51	0.148	7.6	315	0.085	26.7	367	0.093	34.3	10	0.083	0.8
Wright Window	5	0.174	0.9	115	0.090	10.3	120	0.094	11.2	5	0.088	0.4
Pie Creek	-	-	-	225	0.086	19.2	225	0.086	19.2	5	0.089	0.5
Road Canyon	-	-	-	17	0.070	1.2	17	0.070	1.2	187	0.081	15.2
Stockpiles	37	0.124	4.6	254	0.049	12.4	291	0.059	17.1	-	-	-
Open Pit Resource	144	0.128	18.3	1,654	0.084	139.3	1,798	0.088	157.6	216	0.082	17.8

Underground
Smith	2,980	0.200	597.3	2,214	0.204	452.1	5,193	0.202	1,049.4	977	0.179	174.6
SSX Including West Mahala	1,205	0.201	242.6	2,438	0.198	481.7	3,643	0.199	724.3	2,508	0.173	433.6
Saval	17	0.276	4.6	160	0.247	39.6	177	0.250	44.2	51	0.238	12.2
Murray	142	0.163	23.1	404	0.165	66.8	545	0.165	89.9	61	0.162	10.0
Starvation	24	0.238	5.8	946	0.176	166.8	970	0.178	172.6	21	0.170	3.6
Winters Creek	-	-	-	117	0.112	13.1	117	0.112	13.1	10	0.145	1.5
Underground Resource	4,367	0.200	873.4	6,278	0.194	1,220.1	10,645	0.197	2,093.5	3,629	0.175	635.4
Resource Total	4,511	0.198	891.7	7,932	0.171	1,359.4	12,443	0.181	2,251.1	3,845	0.170	653.2
(1)	Mineral resources that are not mineral reserves do not have demonstrated economic viability;
(2)	Open pit mineral resources are contained within Lerch Grossman pit shells constructed at $1,620/oz. gold price and meet the minimum cutoff grade;
(3)	Open pit mineral resources include 5% mining losses and 5% dilution;
(4)	Underground mineral resources constrained to 0.10 opt grade shells and occur outside existing asbuilt workings and sterilized areas, and are deemed by the Qualified Person to be potentially economic; and

(5)	Underground mineral resources include 5% mining losses and 5-10% dilution.

Underground mineral resources

The Jerritt underground mineral resources where tabulated using two methodologies.

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SSX-Steer and Smith

Underground resources at SSX-Steer and Smith were calculated by determining which blocks within the 0.10 opt gold grade shells are potentially economic by Karl Swanson, SME; Consulting Mining Engineer.

Blocks within the current asbuilt underground workings are named “asb” in the variable named MINED in the block model and blocks within the sterilization solids are named “steril”. These blocks were assigned a 0.001 opt gold grade. All other blocks have the name “intact” in the MINED variable.

The resource is determined from the “intact” blocks. Blocks within the design solids and within the 0.10 opt gold grade shells and which are named “intact” are renamed “des” in the MINED variable in the block model. Blocks within grade shells that are large enough to pay for their mining and milling and that are named “intact” are renamed “reso” in MINED variable. In addition, any groups of blocks around the current underground workings that are within the grade shells, are named “intact” and that are determined to be potentially economic are renamed “reso” in the MINED variable.

Only blocks with a gold grade greater than 0.10 opt and named “des” or “reso” in the MINED variable are included in the Smith and SSX resource. A mining recovery factor of 5% and dilution factor of 5% was applied to these two underground resources.

Starvation, Murray, Saval, and Winters Creek

Underground mineral resources at Saval, Murray, Starvation, and Winters Creek were calculated by Mark Odell, Practical Mining LLC. Resources at these mines are contained within designed mine excavations that meet the respective cut off grades calculated at $1,620 per ounce. All of the resource designs can be developed from nearby existing or planned excavations. A mining loss factor of 5% and a dilution factor of 10% have been applied to the resource. These factors are reasonable for the type and scale of underground mining practiced at the Jerritt Canyon Mines.

Open pit mineral resources

Open pit resources were estimated by creating a Lerch Grossman optimized $1,620/ ounce pit shell using measured, indicated and inferred blocks, all other blocks are considered waste. The resultant pit only mines those ore blocks which will provide a positive value when including the cost of mining all the overlying waste blocks. The resource only includes the measured, indicated and inferred blocks that are inside the $1,620 pit shell and exceed the minimum cutoff grades. The reported open pit resources also include 5% mining dilution and 5% mining losses. These factors are reasonable for the scale and scope of the resource pits.

Other resource constraints

Dewatering will be required to recover portions of the Murray, Smith Mine, SSX and West Mahala resources. Veris plans to construct dewatering wells, treatment and disposal facilities to handle all dewatering water that cannot be consumed in the process plant.

We are not aware of any possible adverse or unusual restrictions on mining resulting from legal or title issues, taxation, socio-economic, environmental, political, or others that would affect the Jerritt Canyon operation. The mine has or expects to receive the permits necessary for operation.

Mineral Reserve estimate

Mineral reserves were estimated by Practical Mining LLC under the direction of Mark Odell (P.E.), Consulting Mine Engineer.

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Jerritt Canyon Mineral Reserves – December 31, 2012

	Proven			Probable			Proven + Probable
Area	kt	opt	koz	kt	opt	koz	kt	opt	koz
Open Pit
Burns Basin	32	0.100	3.2	391	0.101	39.6	423	0.101	42.8
Mill Creek	3	0.089	0.3	194	0.090	17.4	197	0.090	17.7
Saval	51	0.155	7.9	32	0.089	2.9	83	0.129	10.8
Wright Window	5	0.174	0.9	109	0.093	10.1	114	0.096	11.0
Stockpiles	37	0.124	4.6	167	0.053	8.9	204	0.066	13.5
Open Pit Reserve	128	0.131	17.0	892	0.088	78.9	1,021	0.094	95.7

Underground
Smith	1,750	0.162	283.5	1,262	0.168	211.8	3,012	0.164	495.3
SSX Including West Mahala	566	0.172	97.5	1,056	0.159	167.4	1,621	0.163	272.0
Saval	18	0.239	4.3	150	0.203	30.4	168	0.207	34.8
Murray	142	0.163	23.1	354	0.166	58.6	495	0.165	81.7
Starvation	24	0.238	5.8	946	0.176	166.8	970	0.178	172.6
Underground Reserve	2,499	0.166	414.3	3,766	0.169	635.0	6,266	0.167	1,049.3
Reserve Total	2,628	0.164	431.1	4,659	0.153	713.9	7,287	0.157	1,145.0

Underground mine reserves

Underground mining accounts for over 90% of the Jerritt Canyon Reserves at year end 2012. The reserves are distributed among 5 underground mines located throughout the district. These are, listed in decreasing order of reserves, the Smith Mine, SSX complex which includes the SSX, Steer and West Mahala reserves, Murray, Starvation and Saval. The Smith and SSX mines are currently operating. Starvation was under development in late 2012 with mine production that started in early April 2013. The Murray Mine operated from 1994 to 2006 while Saval is a planned new mine.

Mine designs for each mine have been created using Vulcan software. Each mine design consists of a collection of individual excavations, each designed in accordance with the parameters outlined in section 16. The excavations are oriented along preferred mining directions in each stoping area and arranged to extract as much of the measured and indicated resource that meets the minimum breakeven cutoff grade requirements discussed in section 21.3 while minimizing the amount of diluting material included.

The stope average grade must exceed the minimum breakeven cutoff grade after the application of 5% mining losses and 10% dilution to be considered for inclusion in mineral reserves. If an excavation is required to access a stope or other development drift and after the application of mining recovery and dilution factors the average grade of the excavation exceeds the incremental cutoff grade, it will be considered for inclusion in mineral reserves. Only the measured and indicated resources within the mine design excavations are used for the calculation of proven and probable reserves.

The cut off grades for underground reserves were determined using a gold price of $1,490 per ounce and the mining, haulage, processing and administrative costs listed in the Technical Report. Process recoveries are grade dependent and vary between 75% and 90%.

Included in the updated reserve are 234 koz located below the local water table. These include: the eastern portion of the SSX Mine including West Mahala; mine below the 6,600 ft. elevation; the reserves at Murray below the 6,100 ft. elevation; Smith Mine Zones 2, 3 and 4 reserves below the 6,600 ft. elevation; and the Smith East Zone 9 reserves below the 6,300 ft. elevation. The company plans to dewater these reserves by drilling wells from the surface into targeted ground water compartments. This water will either be used in the process or treated and discharged to a rapid infiltration basin. Engineering of the dewatering system is ongoing and the permitting process will be initiated in 2013. The Reserves Life of Mine Plan includes capital spending and schedule allowances for the dewatering operations.

Open pit mine reserves

Open pit reserves are contained in four different mining areas. These are, in decreasing order of reserves, Burns Basin, Mill Creek, Saval and Wright Window. Open pit reserves were estimated by creating a Lerch Grossman optimized $1,490 per ounce pit shell using only measured and indicated blocks. The resultant pit only mines those measured and indicated blocks which will provide a positive value when including the cost of mining all the overlying waste blocks.

Using the optimized pit shell as a guide, a final engineered pit was designed with haulage ramps and catch berms. If, after the application of mining recovery and dilution factors, the final pit has positive economic value, then the measured and indicated blocks contained inside the pit design that are greater than the cut offs grades can be considered proven and probable reserves.

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The open pits included in the reserve estimation are of limited size and scope. Three of the four are also located in areas previously mined by open pits and none of them will require dewatering. The combination of these factors should allow timely receipt regulatory approvals.

Mining methods

Recent operating results, including production costs, of the Jerritt Canyon Mines are presented in this section. In addition, geotechnical parameters, mining methods, ore control, stockpile resources and reserve reconciliation are presented in this section.

Mining operations

Access to the Smith and SSX-Steer underground mines is through portals, with internal ramps maintained at grades of 12% to 15%. The mines generally follow a drift-and-fill method, operated by trackless equipment. Electric drill jumbos are used in preparation for blasting, and front loaders excavate the broken material into diesel-driven underground mine trucks for hauling to a pad area outside the portals. Mined material is segregated near the portals by placing the rock into several windrows; these are sampled and assays from the laboratory then dictate whether that material is high-grade, low-grade, or waste. The waste is excavated and placed in a waste dump, whereas the high-grade and low-grade ore types may or may not be blended depending on analytical results, and taken either to the process facility or stockpiled in a nearby location for possible future processing, respectively. Because of the distances from the mine portals to the processing plant, 50 - 150-ton off-road haulers are used for surface ore transport.

Typical mine openings measure 15 x 15 to 20 x 25 feet in cross section. All mine openings are primarily supported with bolts and mesh. Shotcrete may also be applied to supplement the bolts and mesh in heavily jointed rock masses or in those areas where raveling has occurred. Ore is generally developed by drifting adjacent to the zone and then cross-cutting through the deposit at specified intervals. Secondary openings are developed either alongside a backfilled stope or underneath a previously-filled excavation. In the latter situation, cost savings are accomplished since the cemented fill does not require artificial support. Extraction of ore-grade material is near 100%, and mining dilution for the most part is confined to the end stopes.

Each mine has its own operational batch plant located outside the mine portal. The backfill is a mixture of screened mine waste rock and cement. These products are blended according to the backfill mix design, water is added, and the mixture placed into the underground haulage trucks for transport back into the mine.

Mining production

Jerritt Canyon is an operating property with over 20 years of production experience, during which approximately 7.97 million ounces of gold have been produced up to year-end 2012. The Jerritt Canyon Mine complex currently consists of two operating underground mines (Smith and SSX) located several miles southwest of the processing plant and administration facilities which are 50 miles north of Elko, Nevada. Mining operations resumed at the SSX-Steer complex during the third quarter of 2011. The Murray underground mine was closed in 2006 and the MCE underground mine was closed in 2004.

Recent operating results, including production costs, of the Jerritt Canyon Mines, are presented in this section. In addition, geotechnical parameters, mining fleets and ore control are presented in this section. Stockpile resources and reserves and reconciliation are also presented in this section.

All mines feed the same processing plant, with output from the underground operations and other sources (e.g. remote and mill Jerritt stockpiles) totaling 0.98 million tons in 2012, 0.37 million tons during 2011, and 0.41 million tons in 2010. The producing properties at Jerritt Canyon excluding third party purchased ores (e.g. Newmont), and their annual production rates for years 2010 and 2012, are given in the table below and represent ore materials processed through the mill on a dry ton basis.

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Jerritt Canyon 2010-2012 production

Property	Annual Production (dry tons)
Year	2010	2011	2012
SSX Complex	0	9,051	281,124
Smith	176,409(2)	269,795	405,904
Stockpiles(4)	233,731(3)	95,351	291,234
Total	410,140	374,197	978,262
(1)	Tonnages based on internal mine records;
(2)	Dry tonnage processed through the mill; based on 5% moisture content of wet ton delivery published by Veris in the March 31, 2011 MD&A (2011);
(3)	Remote stockpile tonnage processed through the mill based on internal mine records;

(4)	Stockpile data only includes those from Jerritt Canyon (mill and remote combined) and excludes Newmont and other third party purchased ores.

As of October 18, 2012, the processing plant re-attained the maximum permitted processing capacity, treating approximately 6,000 tons/day (125 tph for each roaster). The previous historical processing capacity rate of 4,320 tpd (90tph for each roaster) was limited due to permitting constraints by the State of Nevada imposed as part of the Consent Decree and was attainable in the past when the feed was derived mainly from open pit operations, but was a significant surplus when accepting material from only the underground mines simply because the total mine output alone could not attain this daily rate.

In mid-2007 Veris amended an agreement with Newmont USA Limited to purchase material delivered to Jerritt Canyon by Newmont that continued into 2008, 2010, and 2011 which supplemented mined ores feeding the roasters and thereby reduced certain unit operating costs. There was no Newmont-Veris agreement in place in 2012 so no Newmont ores were processed through the mill that year. Discussions are currently in progress with Newmont regarding a possible ore and/or stockpile purchase contract.

2012 underground mine production from Smith Mine and SSX-Steer Complex totaled 687,028 tons (405,904 tons from Smith by contract miner Small Mine Development, LLC (SMD) and 281,124 tons from SSX-Steer by Veris Gold USA, Inc. & SMD). From August 1, 2012 to Year-End 2012, total average underground mine production from Smith Mine was 1,261 tons per day and 1,162 tons per day from SSX. A total of 291,234 tons of remote stockpile ore material was mined in 2012. Also in November 2012, development commenced at the new Starvation Canyon underground mine by SMD. The Starvation Canyon mine was officially opened on April 8, 2013 and is being operated by SMD. Total production from the Jerritt Canyon processing plant was 105,626 oz Au from 978,262 tons of processed ore at an average metallurgical recovery of 82.7%. The plant operated for approximately 247 total days in 2012.

The plant processed a total of 628,418 tons in 2011 and operated for 339 total days to achieve an average processing rate of 1,853 tons/day for the year. Gold produced in 2011 from all sources was 76,585 ounces (recovered) from 628,418 tons of processed ore and purchased material at a metallurgical recovery that averaged 85.8%. The Smith underground mine reported production of 269,795 tons of ore containing 46,971 ounces of Au. The daily average ore production rate from the Smith Mine in the fourth quarter of 2011 was approximately 1,169 tons. Underground mining at the SSX-Steer mine Complex started in early October of 2011 and averaged approximately 150 tons of ore per day in the fourth quarter of 2011. A total of 95,351 tons of Jerritt stockpile material containing 7,182 oz of Au was processed through the mill in 2011.

The plant processed a total of 599,555 dry tons in 2010 and operated for 322 total days to achieve an average processing rate of 1,862 tons/day for the year. Gold produced in 2010 from all sources was 65,104 ounces (recovered) from 599,555 tons of processed ore and purchased material at a metallurgical recovery that averaged 88.2%. For 2010, the Smith underground mine reported production of 176,409 dry tons of ore containing 29,278 ounces of Au (Yukon-Nevada Gold Corp, 2011), along with 186,650 waste tons. The daily ore production rate from the Smith Mine in the third quarter of 2010 reached the target of 1,000 ore tons. A total of 233,731 tons of Jerritt stockpile material containing 14,122 oz of Au was processed through the mill in 2010.

The plant processed a total of 338,350 tons in 2008 and only operated for 159 days that year due to the significant amount of down time. The plant therefore processed an average of 2,128 tons/day in 2008. Plant capacity is limited to some extent by the “fuel content” of the ore (principally contained pyrite) which tends to enhance temperatures in the roaster and so must be regulated carefully when this type of rock serves as feedstock. Blending of various mined products is practiced constantly to reduce deleterious impacts from rock types with high fuel content, high arsenic content, and so forth. Also the capacity was somewhat limited because of air permit requirements at that time. Gold produced in 2008 from all sources was 44,732 ounces from 338,350 tons of processed ore and purchased material at a metallurgical recovery that averaged 87.3%.

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The Smith and SSX-Steer underground mines reported production of 135,909 tons of ore, along with 136,070 waste tons in 2008. This tonnage figure was significantly less than the 2008 budgeted amount of nearly 336,641 ore tons at a projected mined grade of 0.284 ounces/ton which can be mostly attributed to the August 2008 mine shut down and other mill shut downs in early 2008. In 2008 a total of 88,709 tons of Jerritt Canyon stockpile (remote + mill) was processed through the mill. Of this total, 32,793 tons of remote stockpile material containing an average grade of 0.170 opt Au was delivered to the mill and processed. In addition, a total of 55,916 tons of mill stockpile at a grade of 0.141 opt Au was processed in 2008.

Due to poor record keeping in 2009 by the contract mill operator, Golden Eagle, the total amount of ore tons processed in 2009 was not recorded by YNG but they reportedly produced 9,770 ounces of Au for the year. All ore materials processed in 2009 were not separated by source and were a mixture of Newmont, Hollister, and Jerritt stockpile materials located at the mill. It is assumed that no remote Jerritt Canyon stockpile materials were hauled to the mill in 2009. The mill only operated for 130 days in 2009 as a result of several “stop” orders received from the NDEP.

No significant Newmont ores were purchased or processed in 2012. Newmont ores were purchased and processed by Veris in 2011, 2010 and 2008. In 2011, VUSA processed 254,221 dry tons containing 33,968 ounces. A total of 86,257 wet tons of ore containing 16,905 ounces of Au were purchased from Newmont (all in Quarter 4 in 2010) and delivered to the mill in 2010 (Yukon-Nevada Gold Corp, 2011). During 2008 and 2010, VUSA processed 113,732 and 189,415 dry tons, respectively, of Newmont material. The Newmont stockpile ores processed in 2010 included material delivered to the mine prior to 2010. The amount of Newmont ores processed in 2009 is unknown due to poor record keeping by the contract mill operator.

Underground mining methods

Underground Mining at Jerritt Canyon consists of two primary mining methods: long-hole open stoping with delayed backfill and modified drift and fill. The preferred sequence for long-hole stopes is to mine from the bottom up and for drift and fill to mine underhand or from the top down. These methods have been employed successfully at Jerritt Canyon since 1993.

The stope development drifts for long-hole open stoping and for drift and fill are typically from 15 to 20 feet high and 15 to 25 feet in width depending on the ground conditions and geometry of the ore. The excavations are created using conventional drill, blast, muck and support techniques. All aspects of the mining cycle are fully mechanized to provide the highest safety standards and productivity levels.

Split set rock bolts and welded wire mesh provide the primary means of ground support. These can be supplemented with resin anchor rebar bolts, cable bolts and/or shotcrete when conditions require additional support.

The development drifts for long-hole stopes are spaced with a minimum back to sill separation of 25 feet vertically. This vertical separation can be increased to as much as 100 feet if the geometry of the deposit will allow. Once the top and bottom stope development drift is completed the intervening ore will be drilled with a mechanized production drill using 2 ¾ inch to 4 in diameter blast holes. The blast holes will be loaded with either ANFO or emulsion explosives and fired in groups of three or four rows progressing from the hanging wall to footwall of the stope. Following each blast the broken ore is removed from the stope by means of a remotely operated load haul dump unit. Remote operation allows the operator to stay at a safe location under bolted ground at all times.

Once the stope has been extracted it is backfilled to the level of the top access drift sill. The backfill material used is a cemented rock fill which contains from 4% to 8% cement and will have unconfined compression strengths of 400 to 600 pounds per square inch (psi). The backfill will reach its required strength within three to seven days at which time development of the adjacent stope may begin. If there are no further adjacent stopes to be extracted the stope can be backfilled with unconsolidated waste or left open. If there is another stope immediately above the backfilled stope then the top access drift of the prior stope will serve as the bottom access for the next otherwise it will be backfilled in preparation to mine the adjacent stope.

If the vertical thickness of the ore is not great enough to allow long-hole stoping then drift and fill methods are employed. In this method a top access drift will be driven at the upper extent of the ore. Any ore remaining below the access drift is removed by means of breasting up the sill or of the access drift. During breasting the footwall can be ramped at up to a -25% gradient to allow LHD access. The height of the breast can reach up to 40 feet. Upon completion of the stope it will be backfilled similar to a long-hole stope.

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Any underground mining dilution occurs at the fringes of the ore pods or lenses. Within the pods, slices or drifts are extracted and then backfilled with cemented waste material. When the backfill has consolidated, the ore between the primary stopes or drifts is then extracted. In the primary cuts, the interior stope boundaries are surrounded by ore, so little dilution results. Within the secondary cuts, the walls and/or back are cemented backfill, which has less jointing than the ore or enclosing rocks, and thus little dilution takes place. It is primarily on the fringes of the individual ore bodies that dilution occurs, with the amount also being dependent upon the mining method. Historically dilution at Jerritt Canyon has averaged 10% or less for all mines and mining methods. All dilution material is applied at zero ounces per ton. All of the underground reserves have also been adjusted to include a mining recovery factor of 95%.

Mine development

Access drifts to the stoping areas are excavated in a manner similar to stope development drifts. Access drift dimensions are 15 feet wide by 15 feet high to accommodate 30 ton haul trucks and provide a large enough cross sectional area for ventilation. The gradient of access drifts can vary form -15% to +15%. Access drifts are also equipped with compressed air piping, 4160 volt electrical distribution systems, mine water supply piping, water discharge piping and communication systems.

Capital development rates will be as much as 9,800 feet per year at SSX and 8,900 feet per year at Smith in order to achieve the planned ore production levels.

Underground geotechnical considerations

The Hanson Creek host rock at Jerritt Canyon has a fair to poor classification with RMR values typically in the 30 – 40 range. These conditions are managed by limiting the span or hydraulic radius of open excavations through the use of cemented backfill. And by applying the ground support materials mentioned above. On occasion geologic structures are encountered with adverse orientations to the mine workings. These are controlled with the application of the additional ground support materials. Under the most severe conditions the drift will be advanced following the installation of spiling or steel sets.

A geotechnical evaluation program was completed at Starvation Canyon by Golder Associates in 2012 (Golder Associates, 2012). Twelve diamond drill holes were completed using triple tube equipment. The core was logged for geotechnical parameters at the rig and then transported to the core logging facility for additional characterization. At the core shed the core was photographed, reconciled with tele-viewer images to collect structural orientation data, point load tested, and samples were collected for laboratory testing.

The geotechnical program concluded that 75% of the rock mass at Starvation Canyon will have a RMR rating of 61 or higher and 15% has an RMR rating between 41 and 60. The recommended ground support for Starvation Canyon is similar to that used at the other mines in the district and consists of bolts and mesh supplemented by shotcrete when necessary. A kinematic analysis of stope orientations revealed a low potential for wedge failures in the planned excavations.

Ventilation

Underground Mining at Jerritt Canyon relies heavily on diesel equipment to extract the ores. This requires large amounts of fresh ventilation air to remove the diesel exhaust and maintain a healthy environment. A combination of the main access drifts and vertical raises are arranged in a manner to provide a complete ventilation circuit. The mine portals can be either intake or exhaust.

Dewatering

A portion of the reserves and resources located in the Smith and SSX/West Mahala areas are located below the local ground water table and will require dewatering. Dewatering will be accomplished by means of high capacity production wells drilled from the surface and targeted into specific compartmentalized ground water horizons. Each well can have a capacity of up to 500 gallons per minute. Discharge from the wells will be used to provide the 700 gallons per minute of process makeup water required, following the closure of TSF 1, or will be treated and disposed of in a rapid infiltration basin. Water treatment will be required to maintain allowed levels of arsenic, antimony and total dissolved solids.

Dewatering will also be required at the Murray Mine. During its operation the Murray mine was dewatered through a series of small underground wells drilled to target specific water bearing structures. This water did not require treatment and was pumped to 3 injection wells located below the Alchem pit for disposal. The system remains in place and will be rehabilitated with the reopening of the Murray Mine.

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The Life of Mine Reserves Plan contains $36M in capital for the design and construction of the dewatering facilities. Production from the areas requiring dewatering is not scheduled to begin until mid-2015. Engineering of these facilities is underway and permitting will commence in late 2013 and is not expected to delay mining.

Open pit mining methods

Open pit methods will be used to extract some of the reserves at Jerritt Canyon. Three of these areas, Burns Basin, Mill Creek and Saval were mined previously by open pit methods. The fourth area, Wright Window, has not been the site of any previous mining activity. Open pit mining will provide between 100,000 and 350,000 tons of ore per year beginning in 2014. Stripping ratios will vary from a low of 2:1 at Wright Window to a high of 23:1 at Burns.

The open pits will be conventional drill, blast, load and haul operations utilizing 10 to 15 cubic yard loaders and 100 – 150 ton haul trucks. The pits will be worked in 20 foot benches with the ore and waste delineated using blast hole assays. It is anticipated that all open pit mining will be performed by a qualified contractor. Operating and capital costs in the Life of Mine Plan have been adjusted accordingly.

Previous open pit mining allowed for a 55 – 65 degree bench face angle and a 45 degree inter-ramp slope angle. These operations resulted in stable pit slopes that remain intact over 10 years following the cessation of mining activity in these areas. Similar allowances have been made in the planned reserve pits.

Mining recovery and dilution factors of 95% and 5%, respectively, have been applied to all open pit reserves. The diluting material is assumed to be waste with no recoverable gold values. These factors are within acceptable industry limits.

Waste Rock will be disposed of in waste rock storage facilities adjacent to the pits, or will be backfilled into previously mined pits. The limited size and scope of the open pits and proximity to previous mining activity does not present any permitting or environmental issues that could delay or prevent exploitation of open pit reserves and resources.

Ore control and sampling procedures (underground)

Muck from each round is hauled from the portal and piled in discreet windrows at the muck laydown area of each mine. Miners label each pile with a lath including heading, date, and shift. Three samples are collected per round. An ore control technician will walk around the entire pile taking representative scoop samples to fill three 5 pound sample bags. Flagging is tied to the lath to indicate the pile has been sampled. Bags are hand labeled with unique sample identification numbers and transported to the Jerritt Canyon assay lab.

Assay results are issued 24 to 72 hours later. The Geologist or Engineer marks the piles ore or waste by painting the lath orange for ore or blue for waste. Once a pile has been marked ore or waste, it is hauled to its corresponding destination.

Jerritt Canyon Stockpiles

Stockpile materials are mined with 100- or 150-ton haul trucks and a front-end loader. Muck material to be mined has previously been assayed for grade control and is typically flagged in the field as ore or waste. Stockpile ore is delivered to the ROM whereas waste is delivered to a local waste dump.

The various stockpiles at Jerritt Canyon are categorized based on their spatial distance to the mill. The Remote Stockpile consists of numerous individual stockpiles that reside proximal to their original mined source. These stockpiles are located at varied distances distal to the mill. Prior to Year-End 2009 these stockpiles were inventoried by physical survey then subsequently reconciled to the Year-End 2007 (NI 43-101) stockpile resource (discussion of the reconciliation process can be found in the Jerritt Canyon January 6, 2012 Amended NI 43-101 report). This reconciliation formed the basis for the reported Year-End 2010 reserves/resources.

The Mill Stockpile (a.k.a. ROM) consists of numerous individual stockpiles located proximal to the primary crusher facility at the mill. Ores derived from various sources (including the remote stockpiles) are delivered to the ROM prior to processing through the mill. All ROM deliveries are segregated by source.

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ROM stockpiles are inventoried on a monthly basis via physical survey conducted by the mine Engineering Department. This inventory provides the baseline for the monthly mine/mill reconciliation and subsequent reserve/resource depletions.

The table below summarizes the change to inventory for the Jerritt Canyon stockpiles as of the Year-End 2012. A trenching and sampling program undertaken in 2012 resulted in a grade reduction below cutoff grade in three of the remote stockpile areas and their subsequent removal from reserves at the end of 2012.

Jerritt Canyon stockpile reserve summary

	Year-End 2011			Year-End 2012			Net Depletions
Stockpile	ktons	Grade (opt)	koz	ktons	Grade (opt)	koz	ktons	Grade (opt)	koz

Remote	623	0.065	40.7	167	0.053	8.9	-456	0.070	-31.8
Mill	180	0.094	17.0	37	0.124	4.6	-143	0.087	-12.4
TOTAL	803	0.072	57.7	204	0.066	13.5	-598	0.074	-44.2

Jerritt Canyon Ore Stockpile assayed sample results were reviewed and verified by Qualified Person, Michele White, based on review of data for assay checking and chain of custody including:

•	Raw assay reports from Jerritt lab
•	Certified assay results from outside laboratory
•	Compilations of sample assays in spreadsheet format from staff: Paul Noland (Chief Geologist, 2009), William Hofer (Chief Geologist, 2010- current), and John Vipham (Staff Surveyor).

The datasets provided were reviewed for chain of custody from 2009 analysis performed by Paul Noland to current 2012 analysis by William Hofer, including additions and editing by John Vipham. The sample results were reviewed for accuracy by comparing assay reports with subsequent eras of compilation spreadsheets between 2009 and December 2011. Some of the initial stockpile samples from 2009 were sent to ALS Chemex lab. Otherwise, all of the samples were and continue to be assayed on-site at the Jerritt lab.

In 2010, a regular sampling program had been initiated for remote stockpiles from which an estimate of the potential for inclusion in site resources is referenced. Of the total assay population used in the stockpile compilations, 22% were matched to corresponding records in previous compilations and traced to original assay certificates. This is an acceptable representative population of stockpile assay results.

There is excellent correlation between lab results and corresponding compilation spreadsheets (100%). The chain of custody between sequential copies of stockpile assay assessment is also 100% accurate. Based on excellent correlation between subsequent compilations and assay-checks the Jerritt Canyon Ore Stockpile compilations are considered accurate by the primary author of the Company’s most recent technical report.

Recovery methods

Recent operating results, including production costs, of the Jerritt Canyon Mines and processing facilities are presented in this section. In addition, details of the process flow sheet are shown and described.

Processing facilities, operating parameters, and process flow sheet

The unit operations at the Jerritt Canyon processing plant are comprised of the following circuits:

•	Primary crushing;
•	Secondary crushing;
•	Fine ore drying;
•	Tertiary crushing;

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•	Dry grinding;
•	Roasting;
•	Carbon-in-leach (“CIL”) with cyanidation and carbon adsorption;
•	Carbon stripping;
•	Carbon reactivation;
•	Electro-winning,
•	Merrill-Crowe process using zinc cementation of gold and silver;
•	Precipitate refining;
•	Oxygen plant;
•	Water evaporation pond; and

•	Tailing impoundment.

Operating parameters for the Jerritt Canyon processing plant

Operating Parameter	Units	Value
Processing Capacity Rate	tons/Year	1,500,000
Processing Capacity Rate	tons/Day	4,320
Planned Plant Availability		95%
NDEP Permitted Processing Rate	tons/day	6,000
Ore Grade	oz Au/ton	0.175
Gold Recovery	%	89.1
Operating Cost	$/ton Processed	$39.44

As part of the Consent Decree Agreement noted above, stack tests are being conducted on a periodic basis to make sure that VUSA adheres to the emissions thresholds listed in the Consent Decree or agreed to with the NDEP.

The Smith and SSX-Steer underground mines are currently the primary local mine sources feeding the mill with approximately 1,483 (including high grade and low grade ores) and 975 ore tons per day, respectively, in March 2013. Targeted 2013 ore production from Smith and SSX-Steer is 1,250 tons per day from each. An additional 600 ore tons per day will be provided from the new Starvation Canyon Mine by the end of June 2013. The Jerritt Canyon ore stockpiles will continue to be another mill feed source at the site for the first half of 2013. A total of 21,869 tons of remote stockpile material was mined in March 2013.

Development at the Saval 4 mine will commence in Quarter 3 2013 at a targeted rate of 400 ore tons per day. The LoM plan in the Company’s technical report is targeting mill through put of 4,110 tpd. Current production through the mill as of the end of March 2013 is approximately 252,758 tons.

The mill was shut down to complete a winterization and refurbishment program from January 6, 2012 to February 2, 2012. During the shutdown period the following items were addressed:

•	constructing a new drying facility;
•	reconfiguring the conveying system in fine crushing;
•	old dryer was replaced with a new ore dryer closer to the front end of the circuit which includes its own mercury scrubbing system;
•	installation of a new Distributed Control System (“DCS”) for the entire plant;
•	installation of a new quench tank for the East Roaster which is one of the final requirements for compliance with the Consent Decree;
•	realignment of the crushing conveyors;
•	rebuild of the thickener rakes;
•	rebuild of the OSEPA particle-sizing system;
•	replacement of the pinion on the ball mill;

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•	replacement of the feed-end of the ball mill;
•	replacement of portions of the dust-control ventilation system;
•	replacement of air-slides feeding the roasters;
•	clean-out of the roasters and some refractory repair;
•	replacement and repair of the fine ore bin conveyor and belt;
•	rebuild of the CIL carbon screens;
•	replacement of the retort and furnace in the refinery;
•	the Merrill-Crowe precipitation circuit was replaced with an electrowinning circuit; and
•	replacement of some key components in the oxygen plant.

The new ore dryer has been placed before the screens and chutes of the secondary cone crusher. The old ore dryer has been eliminated from the processing facility and used to be located after the secondary and tertiary crusher, which allowed wet ore to freeze and result in handling problems. These ore handling problems have now been eliminated with the new ore dryer configuration and are expected to help maintain more consistent ore production throughout the year and through the winter months.

Commissioning of the new ore dryer, fine-crushing conveying, and the DCS commenced on January 23, 2012. The remaining portions of the winterization and refurbishment program were commissioned on February 1, 2012. The mercury scrubbing system associated with the roasting circuit was commissioned in November 2009.

In early March 2012, additional issues with the new ore dryer and bucket elevator were identified. Flights and lifters in the dryer were detaching from the shell and caused downtime from plugging the discharge chute. The bucket elevator experienced problems with buckets detaching and chain pins breaking which caused the bucket elevator to jam and shut down. The chain was replaced in early April and the feed rate was reduced to less than 200 tph for crushing. The bucket elevator was replaced with two standard belt conveyors in mid-June and the work was completed on July 11, 2012. During this time, a mobile crusher was installed as a backup to bypass the bucket elevator if more problems were encountered with the bucket elevator before it was replaced. In addition a new dust-extraction ducting was installed in fine crushing. The crushing circuit is now operating at steady state throughput levels well over 300 tons per hour allowing for consistent operation of the roasting and CIL circuits at over 4,000 tons per day.

The wet milling facilities are currently not in use or permitted but include two lines with each containing one 800 HP SAG Mill and a 700 HP Ball Mill with a capacity of approximately 1,450 tons/day. The existing wet mill therefore contains a maximum feed capacity for approximately 3,000 t/d. The Jerritt Geology and Mining groups are targeting ores from previously mined open pits and/or new on-site open pit resources within the Jerritt Canyon property that will be considered for feeding the existing wet milling process facilities. In addition, these wet mill facilities could also be utilized for helping process third-party ores originating from off site.

Recoverability

Gold recovery in 2008 to 2012 is shown below and was recorded by month. For 2012 the gold recovery averaged 82.7% of contained metal delivered to the process plant.

Jerritt Canyon 2008-2012 gold recovery by month

Month – Year	Gold Recovery
	2008	2009	2010	2011	2012
January	83.3	n/a	87.3	88.1	77.8
February	85.8	n/a	83.9	87.3	83.4
March	n/a	n/a	89.6	89.4	81.7
April	75.2	82.5	89.4	86.5	84.0
May	83.7	89.9	87.5	85.2	84.0
June	87.6	n/a	87.6	87.2	81.2
July	87.9	n/a	89.9	85.9	80.4
August	86.8	n/a	89.7	87.5	81.6
September	n/a	n/a	87.7	84.1	83.9
October	n/a	n/a	87.5	85.6	80.7
November	n/a	85.2	86.6	83.7	83.3
December	n/a	87.7	87.4	80.0	85.4
Average	87.3	86.3	88.2*	85.8	82.7

Note: The average gold recovery values for 2009 and 2011 are arithmetic whereas the 2008, 2010, and 2012 averages are weighted averages

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The average gold recovery for 2012 and 2011 was 82.7 percent and 85.8 percent, respectively, which is lower than previous years. Plant recoveries were lower than planned due to a coarser grind of ore feeding the roasters. This was a result of limiting the recirculating load in tertiary crushing to reduce the ore feeding through to the recently replaced bucket elevator to minimize the risk of failure. It is believed that the lower 2011 gold recoveries were related to equipment issues in the CIL circuit, which reduced leaching retention time and thus gold recovery. Future gold recovery for 2013 is forecast at 86% based on the equipment upgrades made in the early 2012 mill shutdown. The gold recovery for 2010 and 2007 was the same at 88.2%. The lower gold recoveries attained in 2008 and 2009 are likely a result of the significant down time for the mill and not being able to maintain steady state production. The authors of the Company’s most recent technical report consider these figures acceptable, given the deposit characteristics and the method of extraction.

Historic processing plant production and cost data

The Jerritt Canyon process plant operated at only 64% of its design capacity in 2007 due to bull gear problems with the grinding mill. The bull gear was replaced in second quarter 2006. The mine shutdown in August 2008 significantly impacted total mill production figures for 2008 and 2009. In addition unaccounted and “lost” ounces in 2009 and 2010, respectively, along with unexpected NDEP charges increased the processing costs and total costs for these years.

In March 2006, an agreement was reached between Veris (formerly Queenstake) and Newmont USA Limited (Newmont) whereby a minimum of 500,000 tons of ore per year from Newmont operations would be purchased by Veris and processed through the Jerritt Canyon processing plant. This agreement was in effect for two years (2006 and 2007) with an option for three additional years (2008-2010). New agreements were made with Newmont on October 25, 2010 that called for the delivery of 2,000 ore tons/day until December 31, 2010. A subsequent agreement with Newmont signed in April 2011, allowed deliveries of Newmont ore, with no specified quantities, to continue to December 31, 2011.

Jerritt Canyon historic process production and cost data

Operating Data	Units	Actual 2008	Actual 2009	Actual 2010	Actual 2011	Actual 2012
Production Data
Tons Processed:
Annual (1)	000’s ktons	338	UNK	600	628	978
Daily Average	tons	2,128(1)	UNK	1,862(1)	1,853 (5)	3,960 (7)
Ore Grade	oz Au/ton	0.160	UNK	0.123	0.142	0.130
Recovery	%	87.3	86.3	88.2	85.8	82.7
Gold Production (2)	000’s oz	45	10	65	77	106
Cost Data
Annual Total Cost (3)	$000’s	17,508	10,437	22,150	40,505	46,888
Unit Processing Costs:
Ore	$/ton Milled	51.75	UNK	36.94(4)	64.46(5)	47.93
Gold	$/oz Au	391.68	1,068.30(6)	340.23 (4)	528.89	443.90
(1)	Includes actual tonnage (dry) for purchased ores in 2008 and 2010; the plant only operated for 159 days in 2008;
(2)	Includes purchased ores for actual 2007, 2008, 2010, and 2011;
(3)	Annual total cost excludes Newmont inventory cost;
(4)	Processing cost for 2010 is high due to the “loss” of approximately 2,700 oz Au in the process circuit and some large NDEP charges;
(5)	Delays in implementing the new mine plan for 2011 resulted in reduced mill throughput for 2011 and therefore increased unit processing costs;
(6)	The unit processing cost is high due to poor record keeping of tons processed through the mill by the contract mill operator, because of low Au production for the year, and because the plant only operated for 139 days in 2009;
(7)	The mill was down for 118 days in 2012 for various reasons including a winterization shutdown from January 6 to February 2, 2012.

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Since open pit mine production is being proposed at Burns Basin and Saval and other sites that contain lower gold grades than current underground ore head grades, the open pit mine models for the technical report have used a historic Au recovery equation for roast ores (Type II ore) that was previously used in historic Jerritt open pit ore reserve estimates (Birak and Cole; 1990). The linear Au recovery equation is listed below:

•	Au recovery = 0.9042x +0.75169 with a cutoff grade of 0.053 opt Au.

This equation calculates a 90 percent recovery at 0.164 opt Au head grade. In addition, this recovery equation was calculated using the tons and grade reported at the fine crushing plant.

The authors of the technical report considered the projected production and cost estimates achievable, especially with the continued increasing underground ore production from the SSX-Steer mine complex, and the recent startup of production from the Starvation Canyon underground mine in early April 2013.

Project infrastructure

Jerritt Canyon has been in production for many years and has well established infrastructure including: office buildings, warehouse facilities, maintenance shops, laboratory facilities, communication networks, and onsite security. The mineral processing facilities have been described in the previous section.

Road access

The main access road is approximately 7 miles long and is a 22-foot wide paved road between Nevada highway 225 and the mill site. A 100-foot wide haul road provides access between the major ore-producing mines and the mill site. This road network is approximately 17 miles long.

Water sources

Water for the mill site comes from two sources: deep underground water wells and a connected series of seepage recovery wells and pumps. All pumping wells are permitted through the Nevada Division of Water Resources water rights. Three potable water systems exist on the property and are permitted as public water supplies.

Power

Power to the mine site is supplied by NV Energy through a 125kV, 3-phase transmission line. Monthly power consumption over the period from January to March 2011 has varied from 7.3 to 8.2 MWh.

Sewage and waste disposal

Domestic wastewater (sewage) at the mill site is treated in a packaged wastewater treatment plant. Treatment includes primary settling, air-enhanced digestion, and chlorine disinfection. Treated effluent is disposed of in the tailings storage facility where it infiltrates to the ground. Each of the underground mines has an individual sewage disposal system consisting of a collection system, septic tank, and leach field.

Ore stockpiles

There are a number of ore stockpiles present at the mine site that are included as resources and reserves. The remote stockpiles are located distal to the mill facilities and are spread throughout the property mostly in the area of the North Generator, Alchem, and Marlboro Canyon open pits and the SSX-Steer mine area. There are also several ore stockpiles located in the Run of Mine area adjacent to the mill.

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Tailings facilities

The existing tailings storage facility (TSF-1) was initially designed by Sergent Hauskins & Beckwith (SHB) and was commissioned in 1981. Knight Piesold designed the five subsequent raises, including the final raise (Phase VII) that was constructed in 1998. The primary retention structure of the TSF-1, the East Embankment, is a zoned earthen dam with an upstream low-permeability barrier zone, interior chimney drain, and mass random fill shell. Subsequent raise construction incorporated extension of the barrier and drainage zones. The TSF-1 is currently operated as a managed sub-aerial deposition system. VG has been transferring excess supernatant water to the Evaporation Pond and has been actively evaporating this solution, which is expected to continue for the foreseeable future. At current production rates it is anticipated that the TSF-1 will be filled to its maximum operational capacity by August 2013. The company’s goal is to enter the TSF-1 for closure and reclamation at the point of maximum capacity.

A new Tailings Storage Facility (TSF-2) has been constructed and Phase 1 was completed in early December 2012. As-built plan and reports were submitted to the State agencies and approval to operate was granted in January 2013. The Phase 1 construction included a 73 acre tailings storage facility (TSF-2) and a 62 acre water storage reservoir (WSR) that has an East Basin (WSR-E) and a West Basin (WSR-W).

TSF-2 is a double-lined facility. An 80 mil AGRU single-sided micro-spike high density polyethylene (HDPE) primary liner was installed over a 60 mil AGRU HDPE drain liner. This phase will provide 4.5 million tons of storage space for tailings deposited at 85 pounds per cubic foot. This is 3 years of storage at an average production rate of 4,100 tons per day.

WSR is also a double-lined facility. An 80 mil AGRU single-sided micro-spike HDPE primary liner was installed over a 60 mil AGRU HDPE drain liner. The WSR was split into two separate basins by a lined earthen embankment. WSR-E has an operating capacity of 216 million gallons. WSR-W has an operating capacity of 186 million gallons. The combined storage is 402 million gallons. The earthen embankment area provides the necessary area and containment to operate 20 evaporators. As the TSF-1 is closed down, the existing evaporators located there will be utilized for the WSR embankment area. Both basins were approved for operation by the State in August 2012.

Originally budgeted at $39 million, Phase 1 of the project was completed for about $30 million in an 18 month period. Phase 2 of the project provides an additional 3 years of storage capacity in TSF-2 by raising the embankment height.

Market studies and contracts

Market studies

Gold markets are mature, global markets with reputable smelters and refiners located throughout the world. Gold prices have increased every year since 2002 and reached record levels in September 2011 when the monthly average price was $1,756 per ounce. The lowest monthly average price in 2012 was recorded in May 2012 at $1,585 per ounce. Gold prices ended the year at $1,689 per ounce. At the end of 2012 the 36 month trailing average price reached $1,490 per ounce while the 24 month trailing price averaged $1,620.

Contracts

Jerritt Canyon has operational contracts in place at the present time. Certain exploration drilling activities are under contract. In addition, as of November 2009, Small Mine Development (SMD) is under contract to perform mining operations at the Smith Mine. The term of the contract is either until 250,000 troy ounces of Au are produced or until September 30, 2012, whichever comes first. Both companies agreed to an extension of this contract in 2012.

Additional contracts with SMD for mining at Starvation Canyon and SSX have been negotiated by the company during 2012.

The company has entered into two gold loan agreements with Duetsche Bank (the first in August 2011 for 173,880 oz and the second in February 2012 for 27,950 oz) to secure the capital funding necessary for the Construction of Tailings Storage Facility 2, replacing the ore dryer, purchasing mining equipment and other capital projects. The terms of these agreements have been incorporated into the financial model used for the evaluation of reserves. As of May 2013, approximately 140,090 oz remained to be delivered over the next 2.5 years.

The company has entered into and is seeking additional toll milling agreements with other mines to process their ores through the Jerritt Canyon Roaster. These ores will be processed using the excess capacity of the Jerritt Roaster and will not interfere with the processing of Jerritt Canyon ores. The costs and cash flows presented in the Technical Report exclude any benefit which may be derived from processing third party ores.

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These contracts are considered by the primary author of the Technical Report to be within industry norms. The Company is focused on restructuring the existing debt facilities through a combination of decreasing monthly commitments under the Senior Secured Gold Forward Facility, and by pursuing options to refinance with extended terms, thereby lowering monthly interest charges and increasing cash flow.

Environmental studies, permitting, and social or community impact

Veris has financed the Jerritt Canyon Operations’ reclamation and closure costs by funding a commutation account within a reclamation insurance policy with Chartis Insurance (Chartis). This reclamation insurance policy, and additional cash placed by VUSA in a money market account also with Chartis, collateralizes the surety Chartis provides to government agencies for closure and reclamation. As of early December, 2012, the surety provided to government agencies was US $81,590,537, including the closure and reclamation of the TSF-2, WSR, expanded mining activities, and additional costs mandated by the State for closure of TSF-1.

The Mine Reclamation Plan and Reclamation Cost Estimate dated June 2010 and revised in October 2012 was submitted to the Bureau of Mining Regulation and Reclamation (BMRR) Branch. The required surety to government agencies for reclamation of the private land facilities was $70,015,433. Veris estimates the net present value of its closure and reclamation obligations for the Jerritt Canyon Operations at the end of the mine life to be US $36,407,843.

Permitting activities with the State of Nevada to advance the Starvation Canyon project to an underground mine project have been completed. The Nevada Department of Transportation has been notified of the project ore hauling requirements on state highways.

Environmental management systems are in place and qualified environmental staff on site. Various mitigation programs are in effect as required under the several plans of operations that have been filed and approved for the project. No unusual costs associated with any of these programs were identified.

The surety costs for the agency bond for publically-owned lands are calculated under the U.S. Forest Service bonding guidelines and the surety costs for privately-owned lands are calculated under the requirements of the State of Nevada; this figure includes agency oversight and administration and is described above. The reclamation insurance policy with the Chartis and the additional cash in a money market account with Chartis, provides the collateral for the surety that has been accepted by the regulatory agencies to serve both to fund the physical reclamation and post-closure site management, and meet agency requirements for bonding.

Closure and reclamation will consist of the following actions:

•	Open pits will be reclaimed by partially backfilling the pits with mine waste rock produced in the underground mining operations. Level areas in the pit bottom will be covered with fine-grained waste rock or growth medium and re-vegetated. Most open pits exist in a near-reclaimed state.
•	Portals for the underground mines will be sealed by blasting, backfilling or bulk-heading. Raises extending to the surface will be backfilled. Regional groundwater levels are below the elevation of the mine portals or raises, therefore seepage from the mines is not expected.
•	Waste rock disposal area will be left in a condition meeting slope stability requirements. Portions of the older rock disposal areas will be left with angle of repose side slopes that are covered with durable non-acid generating rock. Other rock disposal areas will have final slopes of 2.5H to 1V. Tops of the rock disposal areas will be graded to route surface water runoff off of the flat surfaces and away from rock disposal area slopes. Level surfaces of the rock disposal areas and the 2.5H to 1V side slopes will be covered with growth media and re-vegetated.
•	Haul roads and access roads not included in the USFS Travel Management Plan will be re-graded to conform to the original ground contours and re-vegetated. Haul roads that may be left partially reclaimed and permanently open will likely require some level of reclamation to reduce overall road width.
•	Sediment control structures will be reclaimed by breaching ponds and basins after sediment and erosion control issues are controlled through reclamation of the areas draining to the structures.
•	TSF-1 will be closed with the construction of a working platform of rock from the spent heap leach and from the DASH East RDA. The working platform will provide the location of forced evaporation of the free surface water and groundwater seepage from TSF-1. The working surface will have a synthetic liner installed with 2 feet of growth medium applied over the liner. Operation of the seepage recovery system will need to continue for a period of time after TSF-1 is closed and seepage ceases. Spent heap leach materials from a leach pad adjacent to the tailings impoundment will be excavated and placed as fill for grading TSF-1.

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•	Solution ponds associated with the heap leach pad and the processing plant will be reclaimed by removing solution from the pond, and disposal of all contained sludge in the tailings impoundment. Pond liners will be folded into the ponds and backfilled. Growth medium will be placed over the backfilled ponds and re-vegetated.
•	Buildings and structures will be dismantled to the level of foundations and either salvaged or disposed of in an approved landfill. Process piping will be rinsed and neutralized. Disposition of underground piping is not specifically addressed; however SRK would assume it will be necessary to remove all piping.

As the mine life progresses and certain components move to closure, the overall detail of the closure plan may require refinement.

Environmental issues

Jerritt Canyon has been in operation since 1981. The mine is located primarily on private land controlled by Veris, and public land mostly administered by the United States Forest Service (USFS) and some administered by the Bureau of Land Management (BLM). The project consists of several surface mines; two operating and three non-operating underground mining areas (Murray, MCE, and West Generator); eighteen rock disposal areas (RDAs); related haul roads, maintenance facilities, ancillary structures; and a gold processing circuit, including mill facilities, heap leaching facilities (inactive), tailings facilities, and support facilities.

Major operating permits for the project are in place. Mining and milling are currently operating under a Consent Decree agreement (2009) between VUSA (Formerly Queenstake) and the State of Nevada. Environmental management systems are in place and are managed by an experienced and qualified environmental staff onsite.

Environmental liabilities at the Jerritt Canyon property include:

•	High sulfate and total dissolved solids in seepage from waste rock from four RDAs; and
•	Site closure and restoration including management of seepage from the tailings impoundment.

On July 20, 2009, Queenstake installed a calomel-based scrubber system on the roasters to reduce mercury emissions and to comply with the NDEP and State guidelines. The technology responsible for the calomel-based scrubber system is patent-pending and owned by a senior executive of Veris. Stack tests over the past three years have proven the efficiency of the newly installed emissions control system and meets the requirements in the Consent Decree and/or agreements with the NDEP.

Construction of a new tailings storage facility (TSF-2) and ancillary water storage reservoir (WSR) began in 2011. Construction of the WSR was largely completed in 2012 as was construction of TSF2, with some follow-up corrections to liner systems being required for 2013. Beginning in the second or third quarter of 2013, the TSF-2 will transition as a replacement repository for mill tailings. The existing Tailings Storage Facility (TSF-1) will cease receiving mill tailings no later than January 2014 and will then enter closure and reclamation.

Veris has financed the Jerritt Canyon Operations’ reclamation and closure costs by an insurance policy with Chartis Insurance (Chartis). The capacity of this insurance policy, and additional cash placed by Veris in a money market account also with Chartis, collateralizes the surety Chartis provides to government agencies for closure and reclamation. As of early December 31, 2012, the surety provided to government agencies was US $72,016,224, including the closure and reclamation of the TSF-2, WSR, expanded mining activities, and additional costs mandated by the State for closure of TSF-1. The Company was obligated to fund an additional $5,969,313 of surety by June 30, 2013. Approximately 40% of the bond costs are related to control and remediation of the seepage from TSF-1. The Mine Reclamation Plan and Reclamation Cost Estimate dated June 2010 and later revised in September 2010 was submitted to the Bureau of Mining Regulation and Reclamation (BMRR) Branch. The bonds costs and the surety placed under this plan are updated annually. The required surety to government agencies for reclamation of the private land facilities was $65,867,666. Queenstake estimates the net present value of to its closure and reclamation obligations for the Jerritt Canyon Operations at the end of the mine life to be US $33,849,619.

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Environmental liabilities

Environmental liabilities at the mine include:

•	High sulfate and Total Dissolved Solids (TDS) in surface water seepage from four (RDAs); and
•	Site closure and restoration including management of underground seepage from the tailings impoundment.

Waste rock seepage

Since being selected in the 1981 Environmental Impact Statement (EIS), RDA design criteria have resulted in structuring the RDAs to avoid erosion by draining storm water runoff and snowmelt toward the interior of the RDA. These design criteria have resulted in four RDAs that exhibit seepage from the toe of the RDA slope: the Marlboro Canyon, Gracie, Snow Canyon, and DASH East RDAs. The quality of the seepage water does not meet the applicable State water standards. Jerritt Canyon staff has worked with the Nevada Division of Environmental Protection – Bureau of Mining Regulation and Reclamation (NDEP/BMRR) to develop mitigation actions and monitoring plans for these seepages since the late 1990s.

In 1999, the operations tested a biological treatment method for the RDA seepage in a surface sedimentation pond that did not yield sufficient results. In 2003, the operations constructed a test passive treatment works (a biological sulfate reduction trench) for the Marlboro Canyon RDA seepage under the State water pollution control permit. Monitoring of the water from those treatment works has continued since that time. The water from the treatment works has not met applicable water quality standards since late 2004 and the treatment method had not been considered successful. During 2012, the Company evaluated the Marlboro Canyon treatment method and the treatment works. The evaluation showed that the passive biological treatment method was successfully treating the seepage but that the capacity of the treatment works was not sufficient to meet the applicable standards.

During 2012, the Company began testing remedial actions to: 1) diminish the capture and infiltration of precipitation by the RDAs that exhibit seepage and, 2) to diminish RDA seepage to the extent practicable. During 2012, mitigation to diminish seepage was completed on the Gracie RDA; was 90% completed on the Snow Canyon East RDA; and had begun on the Marlboro Canyon RDA. The Company anticipates completing the mitigation on the Snow Canyon East RDA and the Marlboro Canyon RDA during 2013. Monitoring of these seepages will continue to evaluate the success of the mitigation. Permitting requirements for the mitigation to diminish seepage on the DASH East RDA were under review at the end of 2012 and will be scheduled accordingly. The Company anticipates remedial actions that successfully diminish seepage may be incorporated into future designs for RDAs. If the efforts to diminish the flow rates are not sufficient to meet the applicable water quality standards in the RDA seepages, then treatment may become required. During 2012, the Company expanded its efforts to test and evaluate treatment methods.

The Company will test during 2013 the effect of adding a supplement to the inflow to the Marlboro Canyon treatment works in order to improve treatment using the existing treatment works capacity. In 2011 and 2012, a pilot treatment plant was constructed to test on a pilot scale an active chemical treatment method for the DASH East RDA seepage. Testing of this active chemical method is anticipated to begin in the second quarter of 2013. During 2012, and based on the evaluation of the Marlboro Canyon test trench treatment method, the Company submitted plans to the State for pilot treatment works to test biological treatment methods for the DASH East RDA seepage. Testing of biological treatment of the DASH East RDA seepage is anticipated to begin in the second quarter of 2013.

Tailings impoundment seepage control

The first phase of the existing tailings storage facility (TSF-1) was designed in 1979-1980, incorporates an earthen embankment and compacted soil liner, and does not include a synthetic liner as would be typically required today. The first phase of construction was completed in October of 1981. Seepage was first observed in March of 1982 and efforts to control and manage the seepage have continued since that time. The Company expects to initiate the full use of the new Tailings Storage Facility (TSF-2) and ancillary Water Storage Reservoir (WSR) during the second quarter of 2013. The TSF-2 will transition as a replacement repository for TSF-1. It is anticipated that TSF-1 will cease receiving mill tailings no later than January 1, 2014. TSF-1 will then enter closure and reclamation.

Air emissions control technology

In response to requirements under the October 13, 2009 Consent Decree, the Company designed, installed and tested new control technology for mercury emissions for the roasters. The performance tests have proven to be successful, and the technology was installed in all applicable stationary sources of mercury emissions in 2012. New mercury controls for the Refinery were installed in 2012 that do not incorporate the new calomel-based technology as other technology was more appropriate for that unit. Stack tests are being done on a routine basis and monitored by a third party contractor. The new calomel-based controls are performing well and continue surpassing the control limits defined in the Consent Decree and/or agreements with the NDEP. The technology responsible for the calomel-based scrubber system is patent pending and owned by a senior VG executive.

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Reclamation bond cost

Approved reclamation and closure plans are in place, and the mine is concurrently reclaiming disturbance when possible. Approximately 25% of the mining disturbances have already been reclaimed and await release of the re-vegetation requirement. Mine staff and the USFS/NDEP update the reclamation bond on an annual basis.

Veris has financed the Jerritt Canyon reclamation and closure costs by funding a commutation account within an insurance policy with Chartis Insurance (Chartis). This insurance policy, and additional cash placed by Queenstake in a money market account also with Chartis, together collateralizes the surety Chartis provides to government agencies for closure and reclamation. As of early December 2013, the surety provided to government agencies was US$77,985,537, including the closure and reclamation of the TSF-2, WSR, expanded mining activities, and additional costs mandated by the State for closure of TSF-1. During 2013 the Company funded the remaining 2012 increase of $5,969,313 by June 30, 2013. Approximately 45% of the bond costs are related to control and remedy of the seepage from TSF-1. The Mine Reclamation Plan and Reclamation Cost Estimate dated July 2013, were submitted to the USFS and to the Nevada Bureau of Mining Regulation and Reclamation (BMRR) Branch. The required surety to government agencies for reclamation of the private land facilities was $65,867,666. Veris estimates the net present value of its closure and reclamation obligations for the Jerritt Canyon Operations at the end of the mine life to be US$51,471,759. Bond increases are a result of more surface disturbance, increased unit costs (labor, equipment, and fuel costs) and increased remedial restoration actions mandated by government agencies.

Permits

Operating permits for the mine are in place and are presented below. The mine is currently operating under a Consent Decree agreement (2009) between Queenstake and the State of Nevada. Environmental management systems are in place and are managed by an experienced and qualified onsite environmental staff. Operating and maintenance staffs are informed of their responsibilities during annual MSHA refresher classes. In addition to MSHA classes, the mine holds leadership classes for the supervisory staff. During these classes, supervisors are informed of their environmental responsibilities.

Permitting activities with the State of Nevada are completed at the Starvation Canyon underground mine project as of the filing date of the technical report and the mine production commenced in early April 2013. Queenstake has secured the Water Pollution Control Permit for this project and the Reclamation permit, including the bonding. Groundwater monitoring is in progress. The Nevada Highway Department was notified that Starvation Canyon ore is being hauled on State Highways to the Jerritt Canyon Processing Facility.

Operating permits

Permit/Approval	Granting Agency	Comments
Plan of Operations	USFS	Still active.
Work Plans	USFS	Annual work plan submitted to USFS and NDEP
Clean Water Act Section 404 Permit	U.S. Army Corps of Engineers	Expired in 2007. There are no triggers currently identified requiring an update.
EPA ID Number	U.S. Environmental Protection Agency	The Mine, a large-quantity generator, has the typical hazardous wastes found at a mine such as laboratory cupels and crucibles, and cleaners from maintenance operations. Wastes are accumulated and full drums are shipped once every calendar quarter for disposal.
Air Quality Permit	Nevada Division of Environmental Protection (NDEP)/ Bureau of Air Pollution Control	The Mine has a current Title V air permit as of March 31, 2014. Improved pollution controls for mercury emissions and expanded monitoring and management systems developed under the Consent Decree have been incorporated in the permit.
Reclamation Permit	USFS and NDEP/ Bureau of Mining Regulation and Reclamation (BMRR)	The bond estimate is updated annually with the USFS and the NDEP. The bonding includes the closure costs for the new tailings storage facility (TSF2), water storage reservoir, expanded mining activities, and additional costs for the closure of the previous TSF.

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Permit/Approval	Granting Agency	Comments
Water Pollution Control Permit	NDEP-BMRR	One water pollution control permit covers the entire mine area. The tailings seepage/chloride plume is managed by a recovery system and will be mitigated by closure of the existing TSF; and the high sulfate/total dissolved solids emanating from four rock disposal areas will be diminished by improved reclamation and surface water controls.
Underground Injection Control	NDEP/ Bureau of Water Pollution Control	Addresses dewatering from the underground mines. There is currently no active underground injection.
Solid Waste Class III Landfill Waiver	NDEP/ Bureau of Solid Waste	The Mine has three authorized landfills at the lower mill area, Burns Basin, and Alchem. Employees are instructed during annual MSHA refreshers with regard to what is acceptable to dispose of in the landfill.
General Stormwater Discharge Permit NVR300000	NDEP/Bureau of Water Pollution Control	Annual reports are submitted to NDEP. No concerns have been noted. A general permit is in place. No concerns were noted.
Permit to Appropriate Waters	NV Division of Water Resources	No concerns were identified. The Mine has sufficient appropriations to cover processing and dewatering needs.
Permit to Construct Impoundments/Dam Safety	NV Division of Water Resources	No concerns identified.
Industrial Artificial Pond Permits	Nevada Department of Wildlife	No concerns identified.
Liquefied Petroleum Gas License	NV Board of the Regulation of Liquefied Petroleum Gas	No concerns identified.
Potable Water System	Nevada State Health Division	Potable water systems are located at the Murray, SSX, and at the mill site. Upgrades are underway in 2012 for the SSX and mill site systems.
Septic System Permit	Nevada State Health Division	The Mine has general permits for five systems: SSX; Steer; Murray; USA; and Smith. The mill site has a package plant that discharges to the tailings impoundment. No concerns identified.

Capital and operating costs

Capital costs

Jerritt Canyon is forecasting a capital expenditure of $192 million over the coming six year period for mine-related capital items. Underground mine development is the largest capital requirement and accounts for $112M of total capital spending. Mining and processing facilities total $39M and include $38M for dewatering wells, treatment plant and disposal systems. Geology and drilling will require $12.1M. Mining equipment and sustaining capital total $29.2M. A breakdown by area is given in the table below.

Jerritt Canyon Life of Mine (LoM) capital expenditures ($000’s)

Area	Equipment	Facilities	Mine Development	Total
Smith	$0	$25,000	$51,697	$76,697
SSX Complex	$0	$8,000	$29,470	$37,470
Saval UG	$4,394	$630	$10,095	$15,119
Starvation	$7,593	$910	$9,270	$17,773
Murray	$12,839	$4,660	$10,945	$28,444
Burns Basin			$100	$100
Mill Creek			$200	$200
Saval OP			$100	$100
Wright Window			$200	$200
Process	$2,020			$2,020
Administration	$1,010			$1,010
Geology/Drilling			$12,120	$12,120
TSF				$0
Total	$27,856	$39,200	$123,598	$191,254

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Operating costs

Actual operating costs for 2012 were reviewed and form the basis of the processing and administrative cost projections. Processing costs were categorized as variable if it is a function of process throughput or fixed if it is independent of process throughput. Additionally some cost accounts will see an improvement in efficiency with the completion of the plant upgrades and also achieving planned processing rates. As a result of this analysis a linear function relating throughput to processing cost was developed.

Processing Cost US $/Ton= 18.74+ 25,000,000 I tons processed per annum.

An annual plant processing rate of 1,500,000 tons per year yields a unit processing cost of $35.41 / ton.

All administrative costs were classified as fixed and totalled $15,500,000 in 2013. At the planned 1.5M tons/year rate this equates to $10.33/ ore ton.

During 2011 - 2013, off site refining charges averaged $0.40/oz. of recovered gold.

The company began using its own crews and equipment for underground mining at SSX late in 2011 and continued buildup to a steady state production level in 2012 and does not have sufficient cost history to permit the use of actual cost projections. Practical Mining estimated the underground mining costs using local labor rates and consumable costs and applied these to the cutoff grade calculations and financial modeling. Variations in mining costs between the different underground mines is the result of varying proportions of stoping, ore development drifting, backfill volumes, expensed waste drifting and dewatering requirements.

The contract with Small Mine Development for mining at the Smith Mine was extended in 2012 and 2013.

Open pit mining costs are based on similar operations and include a premium for employing a contractor to exploit the open pit reserves. The base price for open pit mining is $2.75/ton mined.

Finally ore haulage costs to the process facility were estimated for each deposit using the total haulage distance and grade profile. The average costs over the life of mine for each area are shown below.

Jerritt Canyon Life of Mine (LoM) operating costs (US $/Ore Ton)

Area	Mining	Ore Haulage	Processing	Site Overhead	Total
Underground
Smith	$91.03	$1.48	$41.93	$15.77	$150.21
SSX Complex	$86.83	$4.13	$38.52	$13.45	$142.92
Saval UG	$91.02	$4.62	$35.89	$11.66	$143.20
Starvation	$79.15	$8.40	$36.38	$12.00	$135.92
Murray	$74.52	$3.52	$41.96	$15.79	$135.79
Open Pit
Burns Basin	$66.39	$4.13	$35.60	$11.47	$117.59
Mill Creek	$35.04	$6.72	$36.56	$12.12	$90.44
Saval OP	$58.84	$4.16	$36.56	$12.12	$111.68
Wright Window	$8.03	$3.48	$36.56	$12.12	$60.19
Stockpiles	-	$2.85	$38.15	$13.20	$54.20
LOM Average	$80.18	$3.59	$39.54	$14.15	$137.46

Cutoff grades

In order to determine the portion of the Measured and Indicated resources that would qualify for Proven and Probable reserve status, it is necessary to configure the Measured and Indicated resources into mineable shapes for the selected mining method, and then apply economic tests for establishing validity that the reserve blocks will, indeed, show positive economics.

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The economic exercise for this reserve study is normally accomplished by calculating a breakeven cutoff grade, stated in ounces of gold per ton (oz Au/ton), which equates the total operating costs at the property with gold recovery from the process plant, and the expected return from gold sales. Total costs include mining, processing, assessed charges, and site administrative costs. Process recovery is a function of grade and is expected to average 8.9 % over the 6 year reserve life of mine plan. Revenues reflect an average gold price experienced during the previous three years, after subtraction of refining charges.

Incremental cut off grades are sometimes employed where certain costs have already been expended (sunk costs), and the block now must cover only the remaining down-stream charges. This material can either be stockpiled for processing later in the mine life or added to the process stream if there is unused capacity. An example is mineralized material which must be mined in order to gain access to stopes that lie beyond. Now that the drilling, blasting, loading and underground haulage have been expended, it may be possible that the rock contains sufficient gold to pay for surface hauling to the process plant or stockpile, and the process costs as well, rather than being carried to a waste dump for disposal. An incremental cutoff grade calculation at this point will be lower than a breakeven grade, but this material should provide a positive contribution to the operations cash flow.

The accepted formulas for calculating cutoff grade are given below:

Breakeven Cutoff grade	=	Total Costs of Production
(Gold Price – Deducts) x Process Recovery

Incremental Cutoff grade	=	Remaining Production Costs
(Gold Price – Deducts) x Process Recovery

Economic analysis

The LoM plan, technical and economic projections in the LoM model include forward looking statements that are not historical facts and are required in accordance with the reporting requirements of the Canadian Securities and Exchange. These forward looking statements are estimates and involve risks and uncertainties that could cause actual results to differ materially. The LoM plan presented includes proven and probable reserves only.

LoM plan and economics

The annual production schedule from each mine used as the basis for the life of mine plan and economic analysis is presented in the table below. The Smith Mine will need to increase production from the current rate of 1250 tpd to 1480 tpd for three years beginning in 2015 in order for mining at Smith and SSX to conclude concurrently.

Life of Mine production schedule

Mine	2013	2014	2015	2016	2017	2018	Total
Smith	434	428	532	569	540	510	3,012
SSX Complex	396	364	343	174	211	55	1,542
Saval UG	20	102	58				180
Starvation	234	313	308	106			961
Murray		13	69	161	210	43	495
Burns Basin		281	178				458
Mill Creek				197			197
Saval OP				83			83
Wright Window				114			114
Stockpile	204						204
Total	1,288	1,500	1,453	1,403	961	608	7,211
Gold Grade (opt)	0.155	0.150	0.162	0.141	0.183	0.168	0.157

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The Jerritt Canyon Mine has a positive cash flow in all years except 2013 and 2014 which have significant underground development costs. Other statistics indicate robust economics at the reserve gold price of $1,490 per ounce. The average gold sales price net of the gold loans is $1,356 per ounce.

The gold loans entered into in 2011 and 2012 with Deutsche Bank require repayments to follow a specified schedule. When the gold is delivered, Veris Gold will receive the market price less $850 per ounce. The reduction in revenues is reflected as an adjustment to revenue when the gold is delivered to Deutsche Bank. In the financial evaluation the market price is assumed to be the three year trailing average gold price of $1,490 per ounce.

Veris has previous year tax losses to apply against future federal tax liabilities. These losses will be exhausted by year end 2016. Federal taxes are calculated at the 35% US corporate tax rate. The 5% Nevada Net Proceeds tax is included in G&A costs. Payroll, employment taxes and sales taxes are included with labour and supplies costs.

Project sensitivity

The sensitivity of NPV and IRR to variations in gold prices, capital and operating costs is shown below. An 8% decrease in gold prices will result in a NPV of zero. However the project is less sensitive to variations in operating or capital costs.

Adjacent properties

The Big Springs District is located approximately 10 miles north of the Jerritt Canyon property in the northernmost portion of the Independence Mountains, Elko County, Nevada and contains several small NI 43-101 inferred resources (Big Springs, Dorsey Creek, and Mac Ridge) reportedly totalling 1.2 million ounces using a 0.025 opt Au cu-toff (Peatfield and Rozelle, 2006). These resources are currently owned by MRG Copper LLC which is a US subsidiary of Big Springs Project Pty Ltd. and which is concurrently being acquired by Anova Metals Limited. The Golden Dome and Jack Creek exploration properties are also located near the Big Springs District.

The Big Springs District was previously operated by former owners and operators at Jerritt Canyon and reportedly produced 386,000 ounces of Au from 1987 to 1993 from seven separate open pit deposits that had an average grade of 0.12 opt Au (Adams, 1996). A heap leach facility was constructed in 1987 and the first gold pour occurred in September 1987 (Adams, 1996). A 1000 – tpd mill and fluid bed roaster became operational in May of 1989 (Adams, 1996). The deposits are structurally controlled and occur primarily in allochthonous rocks of the Devonian to Permian Schoonover Sequence (Adams, 1996). There is currently no mining activity at the Big Springs District.

The Qualified Person for the Company’s technical report, Todd Johnson, has not verified the above resource information for the Big Springs District published by Peatfield and Rozelle (2006) or Adams (1996). In addition, the information provided in the Technical Report by Peatfield and Rozelle (2006) and in Adams (1996) is not necessarily indicative of the mineralization on the Jerritt Canyon property.

Other relevant data and information

Veris signed an agreement in early 2011 to purchase ore from Newmont that allowed Veris to utilize the full capacity of the mill. Negotiations are currently ongoing with Newmont to finalize a similar agreement for 2013. The mill capacity exceeds the supply of ores from Jerritt Canyon so processing of third party ores sourced outside Jerritt Canyon could provide additional revenues and lower the overall unit cost for processing and administration.

Veris will pursue an aggressive program of resource development in order to convert a large portion of the measured and indicated resources not in reserves into proven and probable reserves. Based on historic conversion rates and exploration success, there is a reasonable expectation of converting a portion of Jerritt Canyon’s resources to reserves. In particular, significant opportunities exist at the Jerritt Canyon property to extend and/or deepen the existing open pits based on exploration potential and higher relative gold prices today relative to when the pits were originally mined. A significant amount of the future drilling will be targeting these open-pit opportunities.

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As underground mining develops new resources and reserves, favorable drill platforms are created to explore for and delineate additional resources that were previously cost prohibitive or unreachable from the existing drill platforms. This is evidenced by: (1) the recent start of a 1,080 foot long drift from Zone 1 of the SSX mine that will extend to the Zone 9 West Mahala inferred resource; and (2) the planned reopening of the Murray Mine and subsequent development of new reserves to the west which will provide a platform to explore a potential area extending 2,000 feet along strike that has seen little exploration activity.

As of early April 2013, the Company entered into two toll-milling contracts with other companies that own adjacent Nevada gold properties that will help maximize Jerritt Canyon mill throughput and lower production costs and increase revenue. Additional toll milling ore and ore concentrate purchase opportunities are currently under review by the Company.

The authors of the Company’s Technical Report were not aware of any other relevant data or information not already presented in the report.

Interpretations and conclusions

Recent improvements to the Jerritt Canyon Roaster Facility have removed some of the limitations on plant throughput and will allow the processing of 1.5M tons per year or more in 2013 and beyond. Production of 1,250 tons per day of ore from each the Smith and SSX mines is the cornerstone of the Life of Mine plan. The additional planned 600 tons per day of ore production from the Starvation Canyon mine starting in June 2013 and the planned start-up of Saval 4 underground mine in Quarter 3 of 2013 will help increase total gold production in 2013.

Additional resources from stockpiles and other mining areas will be required to keep the plant running at designed rates and maintain favourable processing and administration costs. Recently secured contracts to process third-party ores at the Jerritt Canyon processing facility will help Veris maintain desired throughput rates and delay mining and processing high cost high strip ratio open pit ores.

Other potential ore sources not listed above that could feed the Jerritt Canyon mill in the future with additional work or effort includes:

1.	other resources at the Jerritt Canyon property that require drilling to define and convert to reserves (e.g. open pit areas and near-mine resource conversion targets that are being pursued in the 2013 drilling program);
2.	purchased ores; and
3.	toll milling of ores or ore concentrates.

The authors of the Company’s most recent technical report consider the Jerritt Canyon Mine to be a relatively low-risk project for the next 6 years considering the amount of proven and probable reserves currently defined at the Smith and SSX underground mines, and based on the abundance of Jerritt stockpile ores at the site that currently meet cutoff grade to haul to the mill and process. Existing contracts and discussions with other mining companies are currently in place to allow the purchase of additional ores to help feed the Jerritt Canyon mill and keep it operating at near full capacity. These additional ore sources must be developed and placed in production in a timely manner to provide a constant supply of the ores necessary to keep the plant operating at planned rates and efficiencies.

Recommendations

Dewatering

Approximately 234,000 ounces of reserves lie below the water table at the Smith, SSX and Murray mines. Mining of these reserves is planned to begin in 2015. Exploitation of these reserves will require a water management plan that sources all process make up water from the dewatering wells along with water treatment to achieve levels of arsenic, antimony and total dissolved solids acceptable for disposal in a rapid infiltration basin. Final engineering and permitting of these facilities must begin early in 2013 in order to meet the production requirements of the Life of Mine Plan.

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2013 Geological program

The proposed 2013 Jerritt Canyon geological program will be implemented in one to four separate phases. If all four phases are conducted, the total cost of the geological program is estimated at $12.1 million dollars. The four planned phases of work are contingent on the success of the beginning phases and the level of funding that is allocated. The Phase 1 underground diamond drilling at SSX-Steer will include at least one underground drill and will increase to two drills if the planned exploration drift is constructed from SSX Zone 1 to Zone 9. The Phase 1 surface drilling (28,000 feet of reverse-circulation and diamond drilling) will first be undertaken at Mahala and later at the ND fault trend and California Mountain targets. Phase 2 surface drilling will target the West Starvation target and other anomalies adjacent to the Starvation Canyon mine. If Phase 2 is completed with successful results (7,500 feet of surface reverse circulation drilling), then Phase 3 (25,000 feet of surface drilling) will be undertaken. Success will be determined by reviewing the assay results in respect to interpreted geology and mineralization trends. Subsequent analysis will help determine which directions to offset subsequent drilling to target known mineralization.

Drilling will consist of a maximum of 60,000 feet for surface reverse circulation drilling method, and 109,500 feet for underground diamond core drilling method - both of which will target near-mine resource conversion, resource expansion, and exploration. A portion of the surface reverse circulation drilling will focus on stand-alone exploration targets both proximal and distal to existing, and planned, infrastructure. Further exploration drilling at other targets in the southern part of the Jerritt District is targeting the West Starvation target, areas adjacent to the Starvation Canyon Mine, and Pie Creek and Warm Creek. Underground core drilling will continue at the SSX-Steer mine throughout 2013.

Proposed 2013 Jerritt Canyon drilling and geology program ($M)

Description	Drill Footage	Drilling Budget ($)	Other Budget ($)	Total Budget ($)
Surface Drilling (Phase 1)
Mahala/ND/Calif. Mtn.	28,000	1.61	0.65	2.26

Surface Drilling (Phase 2)
Starvation Canyon	7,500	0.30	0.11	0.41
Surface Drilling (Phase 3)		1.0	0.37	1.37
Burns Basin/Saval/Pattani	25,000
Surface Drilling (Phase 4)
Pie Creek/Warm Creek	7,500	0.30	0.11	0.41
Surface Total	68,000	3.21	1.24	4.45
UG Diamond Drilling-SSX-Steer (Phase 1)	109,500	4.93	0.78	5.71
Operating Expenses			1.96	1.96
Total (for Phases 1-4)	177,500 ft	8.14	3.98	12.12
(1)	Mahala targeting Zone 1, Zone 9 (West Mahala), East Dash, and ore trend extensions at the Smith Mine;
(2)	“Other Budget $” includes costs for: assays, core processing, surface road/pad building, downhole surveys, and supplies.

The Jerritt Canyon 2013 drill program plan is budgeted for both surface and underground drilling with underground drilling being the priority. If moneys allow, the surface program will utilize 1 to 2 drilling rigs and is expected to start in early June or July and last 2 to 6 months until mid-December at the latest. An underground diamond drill rig is currently drilling core at the SSX-Steer mine. In 2013 an exploration drift is planned for construction that will start from the existing SSX Zone 1 drift and eventually end in proximity to the Zone 9 West Mahala resource that is mostly inferred. It is envisioned that a second diamond drill rig will be used to help conduct additional underground drilling in the SSX Zone 1/West Mahala area. This drift will allow drilling to help convert inferred resources at Zone 9 to indicated and in addition be used to establish drill stations for near-mine exploration.

The direct and indirect cost for underground diamond (core) drilling has been budgeted at $45.00 per foot. The direct and indirect surface RC drilling cost on a per foot basis has been budgeted at $40.00 per foot. The direct and indirect surface diamond drilling cost on a per foot basis has been budgeted at $101 per foot. All “other” costs related to the core and RC drilling has been accounted for in the drilling costs noted above. Staffing costs are included in the operating expenses and include 4 to 5 full-time geologists, one database and ARCGIS mapping technical person, one part-time geological modeler, and corporate geological management.

The primary author and Qualified Person for the Company’s most recent technical report, Todd Johnson, has reviewed the proposed 2013 geological plan and believe that it is adequate and well planned with estimated costs that are in line with industry standards.

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Ketza River Project, Yukon Territory

The Company's interest in the Ketza River Property is the subject of the Technical Report (the “KR Report”) of Mark Odell, Mine Engineer Consultant, P.E., Todd W. Johnson, P.E., VP Exploration of the Company, John Fox, Consulting Metallurgical Engineer, P.Eng. and Karl Swanson, Mining Consultant, SME, MAusIMM with an effective date of January 25, 2010 and an issue date of June 28, 2011 and is summarized below. The complete text of the Ketza River Report is available at www.sedar.com.

Property Description and Location

The Property is located on the headwaters of Cache Creek, a tributary of the Ketza River, in the Watson Lake Mining District of the Yukon Territory, Canada. Terrain is mountainous with elevations ranging from 1,300m above mean sea level (amsl) to 2,100m amsl. The Ketza River property lies in National Topographic System (NTS) Map Sheet number 105F09. The project and resulting geologic and mine models use the UTM NAD27 Zone 8N coordinate system and horizontal datum.

The Property is accessible by a 40km all-weather road from Km 323 on the Robert Campbell Highway. The Property is approximately 80km by road from Ross River and 460km from Whitehorse.

Ownership

As of June 23, 2011 the Ketza River Project consists of 679 quartz claims and fractions of claims and 60 quartz leases that cover approximately 787.9ha. The claims are controlled by Ketza River Holdings Ltd. (KRH), which is a 100% subsidiary of Veris, through ownership and leases of the quartz claims and quartz leases. The surface is owned by the Crown and leased to the Company under the Government of Yukon Lease. As of December 31, 2013, the Ketza River Project consists of a total of 802 active claims which include 71 claims along the access road that join to the Robert Campbell Highway.

Environmental Liabilities

The existing Ketza River tailings impoundment (pond and dam) that was originally established by the historic mine operators in 1987 is the only environmental liability at the site. The Ketza River tailings impoundment is classified as a Type II site that is regulated by the Government of the Yukon and is currently under owner-operator care and maintenance by Veris. Veris is planning to start decommissioning the existing tailings dam prior to the startup of the next mining operation.

Past Exploration and Development

Lead-silver veins were discovered in the Ketza River area by prospectors of the Hudson Bay Mining and Smelting Company Limited in 1947. Gold mineralization on the property was first discovered in 1954 by Conwest Exploration Company Limited (Conwest). Between 1955 and 1960, Conwest explored several mineralized occurrences with trenching and drilling. In 1983, Pacific Trans Ocean Resources Ltd. (Pacific Trans Ocean) optioned the property from Conwest and carried out limited geochemical and geological surveys before entering into a joint venture with Canamax Resources Inc. (Canamax) in 1984. Canamax conducted mapping, trenching, geophysical surveys, soil sampling, drilling, and underground drifting between 1984 and 1990. In 1987, Canamax completed a feasibility study that was reviewed by Wright Engineers Ltd. (Canamax and Pacific Trans-Ocean, 1987). A decision was made to construct a mill and commercial production started in 1988.

After several months of operation, the oxide inventory was significantly reduced from the feasibility study estimates due to an error in estimation of the bulk density of the oxide material. The feed grade to the mill was also lower than expected, due to a number of factors including over-weighting of high-grade samples in the data and dilution from the lower than expected grade from the footwall mineralization (Strathcona Mineral Services Limited, 1988). Canamax purchased Pacific Trans-Ocean's interest in the Project in January 1989.

From July 1988 to November 1990, commercial production from the Ketza River mill was approximately 93,312oz of gold from 307,397 tonnes milled at an average mill head grade of 10.68g/t-Au. Average mill throughput over the life of the mine was 364t/d with an average gold recovery of 88.31 percent (Canamax, 1991). These mill production statistics do not include preproduction milling that took place from March 1988 to June 1988 that milled an additional 29,946 tonnes at an average head grade of 7.78 g/t Au to produce 4,680 oz Au.

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Wheaton River Minerals Ltd. (Wheaton) acquired the property from Canamax in 1992 and in 1994 transferred it to Veris in exchange for a controlling interest. Wheaton later divested in Veris.

Veris conducted drilling, mapping and sampling programs between 1996 and 1997. Drilling and exploration campaigns at the Ketza River Project have been ongoing by Veris from 2005 to early August 2008, and again from mid-2009 to December 2010.

Geology and Mineralization

The Property is located in a shallow marine miogeoclinal sequence of rocks forming a carbonate platform bounded by the Omenica Tectonic Belt to the southwest and a faulted lobe of the Yukon Tanana Terrain to the northeast across the Tintina Fault. The region has been subjected to thrust faulting and possible intrusive rock emplacement.

The Ketza River property occurs within the Ketza Uplift that has been mapped by previous investigators as consisting of a large regional fault-bounded horst block which is inferred to have been uplifted by a large intrusive rock body at depth. The Ketza River Property is underlain by Lower Cambrian carbonate and clastic sedimentary rock units. The rock types include graphitic shale, argillite, phyllite, siltstone, sandstone, quartzite, and limestone. Intrusive rocks are rarely encountered at the Ketza River Property. The property also lies on the southern flank of a westward plunging anticline. A later deformation has overprinted these structures with broad, open folds and drag folds that occur adjacent to thrust faults. Northeast-directed thrust faults exhibit displacements of up to 450m. The thrust faults have been cut by later reverse, normal and strike slip faults.

There are two general types of sedimentary-rock hosted gold deposits on the property: (1) manto-type replacement sulfide/oxide deposits; and (2) quartz-sulfide fissure vein and stockwork systems (referred to as Shamrock-type in previous reports since most of these resources are located near Shamrock Mountain). Both deposit types contain sulfide minerals that are dominanted by pyrrhotite, pyrite, arsenopyrite, and trace chalcopyrite. The manto deposits consist of sub-horizontal tabular massive sulfide and/or oxide bodies. Chimneys are sub-vertical massive sulfide and/or oxide bodies and are included in the “manto” subtype; both are hosted within Lower Cambrian limestone units. The Peel, Penguin, Lab-Hoodoo, and Tarn resources are manto-type deposits.

The Au-bearing quartz-sulfide fissure vein and stockwork systems are hosted in siliciclastic-rich rocks dominated by argillite. The host rocks for this mineralization style consist of interbedded Lower Cambrian argillite, phyllite, siltite, quartzite and lesser carbonate rocks located on the eastern side of the Ketza Uplift. The QB, Gully, and 3M resources are examples of the quartz-sulfide fissure vein and stockwork systems. The Knoll resource occurs near Shamrock Mountain and contains both styles of mineralization (manto type and stockwork vein type).

Alteration assemblages that surround the Au-bearing manto-type deposits include: dolomitization and/or other iron-carbonate minerals (siderite and ankerite), limestone recrystallization, and calcite±quartz veins. Silicification, sulfidization, biotite hornfels, and bleaching are closely associated with the Au-bearing quartz-sulfide veins and stockwork type deposits hosted by the argillite-rich units.

Exploration

Veris has been drilling at the Ketza River Project since May 2005 and as of December 10, 2010 has drilled 1,029 diamond drill holes totaling 136,656m. Additional exploration conducted at the project includes: surface geologic mapping, geophysical surveys (ground magnetic, induced polarization, resistivity, and gravity), trenching, surface soil and rock-chip sampling, metallurgy sampling and testing, geotechnical surface and underground mapping, oriented core drilling, hydrogeology drilling and testing, and petrographic studies.

A total of 26 drill holes (4,402m) were completed at Ketza River in 2011. No drilling was performed at Ketza River in 2012 or 2013.

All of the 2008 exploration drilling results and previous valid drill holes were used to help support the current resource presented in this report and includes 225 diamond drill holes (drill hole numbers KR-08-1269 to KR-08-1466; and GT-08-01 to GT-08-12; and HYD-08-01 to HYD-08-12 and HYD-08-16 and -17) totaling 30,436 m.

Topographic surveys were conducted in 2006 and 2007, producing maps with 10m and 1m, and 5m contour intervals, respectively.

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Sampling and Laboratory Procedures

The core is photographed and logged prior to sampling. Core is typically sampled on 1.5m intervals for HQ-sized core and sulfide-rich replacements, and locally up to 3.05m intervals for NQ-sized core. The drill hole samples from 2006 to 2008 were prepared at the ALS Chemex lab in Terrace, BC. Drill hole samples are typically transported in sealed bean bags from the Ketza River property to Whitehorse by KRH personnel where they are shipped directly to the ALS Chemex laboratory using a local freight delivery company. The metallurgy diamond drill holes (numbers KR-08-1269 to KR-08-1300) drilled in 2008 were shipped from the project site in sealed 50-gallon barrels and prepared in the Jerritt Canyon Mine lab in Elko, Nevada.

The drill hole samples since 2006 have been analyzed at ALS Chemex in North Vancouver, BC. Samples are analyzed by fire assay with atomic absorption (AA) finish, with samples above 1.00ppm being re-assayed with a gravimetric finish. The 2008 metalurgy drill hole samples described above were analyzed by ALS Chemex in Reno, Nevada for inclusion into the drill hole database and resource model.

Multi-element geochemistry is also collected for every drill hole sample analyzed for Au. Specific gravity data on all representative rock types and mineralization types have been used to help support the current resource estimate and were analyzed at ALS-Chemex in 2007 and 2008 using the OA-GRA8a (paraffin wax) method.

Laboratory QA/QC consists of inserting a standard or blank every 15th sample. Prior to mid-2006, two samples were collected from a mineralized outcrop at the Ridge Pit in the Peel area. These two samples were used as standards, but had not been correctly prepared and certified and the results therefore are problematic. In mid-2006 up to the present, Veris has used commercial certified standard samples from CDN Resource Laboratories Ltd. The results from these standards from the 2007 and 2008 drill programs indicate that the ALS Chemex laboratory results are acceptable.

Blank samples used from 2005 to 2008 are non-certified materials and composed of local barren limestone from the site. These samples were not certified as barren and locally contain anomalous Au. As of May 15, 2010 a barren crushed marble material purchased in Whitehorse has been used as blank material. This blank material has yet to be certified but is giving more consistent results than blanks that were previously used.

Data Verification

Some data quality problems were observed in the historic Au assays from drill holes completed from 1984 to 1997 that apparently did not use project-specific assay import routines or a consistent selection criteria to enter the “best” gold assays into the master digital database. All of these original assay data for drill holes prior to 1997 are only in paper log format (i.e. hand written on the geology logs) that are stored at the Ketza River Project site. The problems observed with the historic drill hole assay data included local digital data entry errors, final Au_Best assay values that were randomly selected from various laboratories with no consistent selection criteria, missing assay values that were in the paper log files but never entered into the digital database, or the Au_Best assay value was locally entered as an average value based on several values generated from different labs.

Based on the aforementioned problematic gold assay data for years 1984 to 1997, a drill hole audit was conducted by Veris geologists from December 2009 to January 2010 at the Ketza site. This drill hole audit digitally captured and compared all of the historical 1984-1997 assays from the various labs (and other geological data) in paper log format to the digital data stored in the existing database. From this recent data verification work, a consistent methodology for determining the Au_Best assay value was determined that primarily relied on the primary assay lab. The primary assay lab was sometimes not identified in previous reports and for these cases was determined by the identifying the lab that contained the highest number of Au assay results for that year. The Au_Best values determined from the historical Au assay data capture exercise in conjunction with the more recent 2008 drill hole results were used for this current resource estimate.

In addition to capturing the historic gold assay data, Veris geologists collected: sulfide mineral and oxide mineral data logged by the geologist as either a general intensity description or as an estimated percentage by volume; RQD and core recovery estimates; and verified from/to sample assay intervals. In addition, a data audit on the 2008 drill hole assays determined that the assays in the master digital database were properly imported. The resulting revised and verified assay database was determined to be of suitable quality for resource estimation.

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Resource Estimation and Resource Statement

The resource estimation is presented in the below Table 1 and was conducted by mine consultants and Veris personnel using drill hole assay data received up through January 25, 2010 and includes all of the drilling completed in 2008.

The resource estimation was based on digitizing lithological contacts and major faults, and 0.5 g/t grade shells on 10m east-west cross-sections using the available drill hole data. These digitized polygons were ultimately used to construct 3-D wireframe solids around the mineralized drill intercepts, compositing the data on 1.5m intervals, with breaks at the envelope boundaries, and then using the inverse distance cubed (id3) algorithm for resource estimation limited to only within the 0.5 g/t Au envelopes. The average gold grade is calculated from the au_id3 variable in the block models. Tonnage is calculated using the digitized grade shells and resulting triangulations using the SG variable in the block models.

A Lerchs-Grossman pit optimization program was run on the new block model to differentiate potentially open pit resources from potentially underground resources. The optimization was run using current mine cost parameters and a gold price of $1,150 US/troy oz; using measured, indicated, and inferred ore classification schemes; and only for the purpose of identifying potentially mineable resources. The resulting open-pit shapes were generated using measured, indicated and inferred resource in order to maximize the potential open-pit footprint for Yukon permitting (YESAB project proposal) purposes. Since inferred resources were used to help generate the resulting optimized pits and resource tables for this study, they cannot be referred to as proven or probable reserves as defined by CIM (2000).

The resource at Ketza River using drill hole data received as of January 25, 2010, and using all of the 2008 drilling are summarized in Table 1 which includes all REDOX types (oxide, sulfide, and mixed oxide + sulfide materials). The cutoff grade for oxide ore material and sulfide ore material inside the optimized open pit is 0.78g/t and 1.00g/t, respectively, and for material that is potentially mineable by underground methods outside of the optimized open pit is 3.44 g/t and 4.43 g/t, respectively. A total of 41% of the measured and indicated recoverable resource ounces are hosted in oxide ores which have a gold recovery of 90%; whereas the other 59% of the measured and indicated recoverable, resource ounces are hosted in sulfide or mixed sulfide+oxide ores that generally have Au recoveries of 70 percent.

Including Oxide and Sulfide and Mixed Oxide + Sulfide Ores

Area	Open Pit Resource			Underground Resource			Combined (OP+UG)
	kt	g/t-Au	koz	kt	g/t-Au	koz	kt	g/t-Au	koz
Measured
Peel	85.2	5.76	15.8	3.7	8.41	1.0	88.9	5.87	16.8
Penguin	14.0	1.88	0.8	0.0	0.00	0.0	14.0	1.88	0.8
Lab-Hoodoo	9.4	6.92	2.1	0.0	0.00	0.0	9.4	6.92	2.1
Tarn	11.4	4.73	1.7	0.0	0.00	0.0	11.4	4.73	1.7
Gully	7.0	5.60	1.3	2.1	7.41	0.5	9.1	6.01	1.8
QB	23.4	4.55	3.4	0.4	3.81	0.0	23.8	4.47	3.4
Knoll	11.1	6.66	2.4	0.0	0.00	0.0	11.1	6.66	2.4
Total Measured	161.5	5.30	27.5	6.3	7.39	1.5	167.8	5.38	29.0

Indicated
Peel	1,053.4	6.22	210.6	204.6	8.83	58.1	1,258.0	6.64	268.7
Penguin	233.6	2.89	21.7	0.0	0.00	0.0	233.6	2.89	21.7
Lab-Hoodoo	243.2	5.20	40.6	22.1	6.90	4.9	265.3	5.34	45.5
Tarn	79.3	3.88	9.9	0.0	0.00	0.0	79.3	3.88	9.9
Gully	45.1	3.57	5.2	14.7	8.04	3.8	59.8	4.67	9.0
QB	298.0	3.21	30.8	15.5	5.22	2.6	313.5	3.31	33.4
Knoll	2.9	4.54	0.4	0.0	0.00	0.0	2.9	4.54	0.4
Total Indicated	1,955.4	5.08	319.3	256.9	8.40	69.4	2,212.3	5.46	388.7

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Area	Open Pit Resource			Underground Resource			Combined (OP+UG)
	kt	g/t-Au	koz	kt	g/t-Au	koz	kt	g/t-Au	koz
Measured and Indicated
Peel	1,138.6	6.19	226.4	208.3	8.82	59.1	1,346.9	6.59	285.5
Penguin	247.6	2.84	22.6	0.0	0.00	0.0	247.6	2.84	22.6
Lab-Hoodoo	252.6	5.26	42.7	22.1	6.90	4.9	274.7	5.39	47.6
Tarn	90.7	3.99	11.6	0.0	0.00	0.0	90.7	3.99	11.6
Gully	52.1	3.85	6.4	16.9	7.91	4.3	69.0	4.84	10.7
QB	321.4	3.31	34.2	15.9	5.09	2.6	337.3	3.39	36.8
Knoll	14.0	6.22	2.8	0.0	0.00	0.0	14.0	6.22	2.8
Total M&I	2,116.9	5.09	346.8	263.2	8.38	70.9	2,380.1	5.46	417.7

Inferred
Peel	195.2	5.30	33.2	24.2	6.55	5.1	219.4	5.43	38.3
Penguin	44.0	2.49	3.5	0.0	0.00	0.0	44.0	2.49	3.5
Lab-Hoodoo	37.5	4.38	5.3	10.1	5.54	1.8	47.6	4.62	7.1
Tarn	3.2	3.50	0.4	0.0	0.00	0.0	3.2	3.50	0.4
Gully	15.9	3.46	1.8	5.6	8.89	1.6	21.5	4.87	3.4
QB	113.5	3.80	13.9	4.4	5.66	0.8	117.9	3.87	14.7
Knoll	0.0	0.00	0.0	0.0	0.00	0.0	0.0	0.00	0.0
Total Inferred	409.4	4.41	58.0	44.3	6.56	9.3	453.7	4.62	67.3
1.	The cutoff Au grade for oxide and sulfide ore inside the optimized open pit is 0.78 g/t and 1.00 g/t, respectively; whereas the cutoff Au grade for oxide and sulfide ore for material mineable by underground methods outside of the optimized open pit are 3.44 g/t and 4.43 g/t, respectively;
2.	Au price used for this resource estimate is US$1,150/troy oz;
3.	Assigned sulfide and oxide ore Au recoveries are 70 and 90 percent, respectively;
4.	All materials in this table include all REDOX types (oxide, sulfide, and mixed “oxide+sulfide”);
5.	Mining cost/t = $3.00 open pit and $80.00 underground; processing cost/t ore = $26.00; specific gravity variable as modeled per block; 18.4:1 (waste:ore) average strip ratio for all resources; 1,500 t ore/day mill feed; a Lerchs-Grossman pit optimization has been used to differentiate potential open pit resources from potential underground resources using mining costs, Au cutoff grades, and other parameters documented in this report;
6.	This resource includes all drill holes completed in 2008 and does not include any drill holes completed in 2009 or 2010; this resource statement has an effective date of January 25, 2010.

Conclusions and Recommendations

Problems with the QA/QC data and with the previous drill hole database have been addressed in this document. The gold assay database for the years 1984 to 1997, and 2008 was thoroughly audited and corrected for this resource estimate.

The current resource estimation is an improvement over previously published resource reports, as it is well constrained by the drill hole assay intercepts in the z (elevation) direction, and tightly constrained to within the newly digitized 0.5 g/t Au mineralization shapes. Additional effort was taken to accurately model the previously mined underground workings for depletion in the estimated resource.

Specific gravity (SG) information was improved in the current model and included additional SG data that was collected in 2008. The SG determinations for this study were determined by using wt pct Fe data where the geochemistry data existed for recent samples (SG_ASY), or assigned by a geological characterization that incorporated rock type and a defined quantity of total oxide and total sulfide minerals logged by the geologist (SG_GEO). This model incorporates additional total sulfide and total oxide mineral data in the database to help better characterize the REDOX types which were ultimately linked and averaged with the SG determination for the SG_GEO determination.

Compared to the last reported potentially minable resource estimate for Ketza River (SRK, 2008):

•	the measured resource estimate has declined from a previously reported 712.2kt averaging 6.40g/t (146.5koz recovered) to the currently estimated of 167.8 ktonnes averaging 5.38 g/t Au (29 koz Au recovered);
•	the indicated resource estimate has declined from a previously reported 3,369.5 ktonnes averaging 4.61 g/t Au (499.9 koz recovered) to the currently estimated 2,212.3 ktonnes averaging 5.46 g/t Au (388.7 koz recovered) which represents a decrease of 111.2 koz of recovered gold;
•	the inferred resource has declined from a previously reported 1,075.6kt averaging 3.26g/t Au (112.8 koz recovered) to the currently estimated 453.7 ktonnes averaging 4.62 g/t Au (67.3 koz Au recovered).

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The decrease in measured, indicated, and inferred resources reflects new drilling, more realistic constraints placed on the construction of the 0.5 g/t Au grade shells used to constrain the estimation process, a higher quality drill hole database, better specific gravity assignments to the various ore types, and more realistic and updated mining and milling parameters and costs.

Numerous encouraging stand alone exploration targets and several resource extensions remain to be tested throughout the project area.

The authors have the following recommendations for Veris to help advance the Ketza River Property:

(1)	Continue exploration at the Ketza River property focusing on identifying new resources outside of the already defined resource areas; a reasonable 2011 drill program to complete this work includes 10,800m of total drilling at an estimated cost of $4.9 million dollars (CAD); this work is in addition to the already completed 2009 (costs of $3.2 million) and 2010 (cost of $8.1 million) exploration work that drilled in both the known resource areas and away from the resource areas;

(2)	Continue with a feasibility study and capital and operating cost studies to investigate the economic viability of the current project; conduct future reserve calculations using only measured and indicated resources as per 43-101 guideline Item 19 (section i) for a true economic analysis;

(3)	Finish the detailed studies already underway that are required in order to submit a project proposal to the Yukon Environmental and Socio-Economic Assessment Board (YESAB) in August 2011; Approximate costs to complete this as of January 1, 2011 range from $1.3-2.1 million dollars (CAD).

Silver Valley Property, Yukon

The Company was granted an option to acquire a 100% interest in six claims located in the Yukon Territory. The primary focus of exploration for this property will be silver, with a secondary focus on gold, lead and zinc. The Company has staked or acquired 143 additional quartz claims and leases around the original six claims, and these are registered in the name of the Company. As of years-end 2012 and 2013, there are a total of 149 quartz claims and quartz leases showing in the figure below that comprise the Silver Valley Project all of which are owned 100% by KRH. As of the years ended 2012 and 2013, there are a total of 6 quartz leases in the Silver Valley property that comprise 202 acres.

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Silver Valley Claim Map

Historical Work

The Silver Valley Property consists mostly of Ag-Pb-Au±Cu±Zn veins and is located approximately 1 kilometre east of the main Ketza River gold project. The K18B underground mine is a past producer of Ag and Pb and minor Au that operated from 1965 to 1969 (including exploration work) by Stump Mines Ltd. and later again for a brief time in 1980 and 1981 by Iona Silver Mines Ltd. Development work at the K18B vein was reportedly stopped in 1981 when a fire destroyed the compressor shack.

Exploration Drilling

Diamond drilling totalling 75 holes in 11,163 m has been conducted at the Silver Valley project in 2006, 2007, 2009 and during January of 2010 by KRH as shown in the table below. A total of seven drill holes were completed in 2010 which tested two horizontal-loop E-M geophysical anomalies that were identified during the 2007 field season. No drilling was performed at Silver Valley since 2010.

2006-2012 Silver Valley Drilling Summary.

Year	Drill Holes Completed	Total Meters	Total Footage
K-18B South
2006	4	1.014.7	3,328.2
2007	58	8,903.5	29,203.3
2008	0	0	0
2010	7	1,244.8	4,082.9
2011	0	0	0
2012	0	0	0
Total	75	11,163.0	36,614.4

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Drilling

Drilling at the Silver Valley Project in 2010 focused on the River’s Edge and K18B South targets. The QA/QC procedures used for the Silver Valley Project were similar to those used for the 2008 Ketza River drilling program described previously; a couple different certified standards containing Pb, Zn, and Ag were used for the Silver Valley assay programs. The same Ketza River geological staff and camp support have been used to conduct the exploration and drilling work at the Silver Valley Project.

Five drill holes were completed at the River’s Edge target which identified three sub-parallel quartz-siderite-pyrite veins with minor amounts of galena and tetrahedrite. The highlight was SV-10-70 which intercepted 0.9 meters grading 5.25 g/t Au, 27.7 g/t Ag and 0.16% Cu.

Two drill holes were also completed on the north end of the K-18B South target. This target may be a fault-offset of the K-18B Vein which was the focus of drilling in 2007. The two drill holes intersected two pyrite-dominant veins approximately 3 meters in width. Galena, sphalerite, tetrahedrite and stibnite were also present in these vein zones. The best intercept came from drill hole SV-10-75 which intersected 1.39 meters that assayed 103 g/t Ag, 0.4% Pb, 0.28 g/t Au, and 0.2% Cu.

Geophysics

VG has conducted several geophysical surveys in the area. An aerial helicopeter Dighem electromagnetic survey was conducted over the property by Fugro in 2007 with lines spaced every 0.1 km. A ground horizontal-loop E-M (HLEM) geophysical ground survey was also conducted in 2007.

A Bouger gravity survey was conducted over portions of the Silver Valley Property in 2011. Two grids, one northwest grid covering 355 hectares, and another southeast grid covering 108 hectares was completed using a Scintrex CG-5 Gravimeter. Approximately 469 gravity stations were collected with stations spaced 100m apart from one another.

Trenching and Reclamation

During the 2008 field season, a total of 557 meters of trenches were excavated for exploration purposes using a track-mounted excavator. These trenches were sampled and later re-contoured late in the 2010 field season.

Other Properties

Bay Property, Yukon – The Company has staked 36 claims near Watson Lake, Yukon. The primary focus of exploration for this property will be silver.

Silver Bar, Arizona - The Company has a 100% interest in 55 claims in Pinal County, Arizona. The focus of exploration of this property will be gold and copper. In 2010 the Company reduced the carrying value to a nominal amount as management has no current plans to conduct exploration on this property.

DESCRIPTION OF CAPITAL STRUCTURE

The Company is authorized to issue an unlimited number of shares without par value (the “Shares”). 154,378,365 shares are issued and outstanding as at March 28, 2014. The Company also has 44,549,706 Share Purchase Warrants (the “Warrants”) issued and outstanding. Each Warrant, when exercised, will entitle the holder to purchase one Share of the Company at a price of between $0.50 and $4.40 per share.

Holders of Shares of the Company shall be entitled to notice of, to attend and vote at any meeting of the shareholders of the Company and to one vote per share on a ballot. Shareholders will be entitled to receive dividends as and when declared by the Board of Directors of the Company as a class, subject to prior satisfaction of all preferential rights to dividends attached to all shares of other classes of shares ranking in priority to the Company’s Shares in respect of dividends. Shareholders shall be entitled in the event of any liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, or any other distribution of the assets among its shareholder for the purpose of winding-up its affairs, and subject to prior satisfaction of all preferential rights to return of capital upon dissolution attached to all shares of other classes of shares ranking in priority to Shares in respect of return of capital on dissolution, to share rateably, together with the holders of shares of any class of shares ranking equally in respect of return of capital, in such assets of the Company as are available for distribution.

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MARKET FOR SECURITIES

Trading Price and Volume

The following table sets out the market price range and trading volume of the Shares on the Exchange under the symbol VG for the periods indicated:

Period	High ($)	Low ($)	Volume
2013 January	1.95	1.55	2,238,748
February	1.70	1.27	2,616,164
March	1.61	1.44	1,780,881
April	1.78	1.28	1,534,959
May	1.35	0.48	6,371,312
June	0.65	0.35	2,799,946
July	0.95	0.415	1,769,076
August	0.73	0.43	6,760,233
September	0.61	0.42	6,328,934
October	0.65	0.47	4,361,243
November	0.60	0.29	3,316,969
December	0.36	0.29	1,960,825
2014 January	0.33	0.10	15,879,908
February	0.40	0.17	8,068,521
March	0.52	0.235	4,865,164
Week ending April 4	0.38	0.235	1,358,678

The Company has 3,752,042 warrants which, commencing December 18, 2012, trade on the Exchange under the symbol VG.WT. The Warrants expire on December 16, 2016.

Period	High ($)	Low ($)	Volume
2013 January	0.70	0.53	135,000
February	0.60	0.29	113,200
March	0.345	0.28	154,500
April	0.38	0.25	272,260
May	0.30	0.09	102,470
June	0.09	0.015	237,500
July	0.10	0.05	111,006
August	0.12	0.08	154,659
September	0.12	0.12	14,745
October	0.145	0.145	11,600
November	0.11	0.11	600
December	0.11	0.11	1,537
2014 January	0.015	0.015	21,150
February	0.05	0.015	72,125
March	0.09	0.05	105,000
Week ending April 4	-	-	-

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DIRECTORS AND OFFICERS

Name, Occupation and Security Holding

Name of Director/Executive Officer, Province or State and Country of Residence	Principal Occupation during the past five years	Current Position and Date of Appointment
Jean-Edgar de Trentinian Switzerland	President and CEO of Orifer SA.	Director since August 1, 2009.
Graham Dickson(5) British Columbia, Canada	President of Celec Inc. since June 1993; President and CEO of NouHgt Technologies.	COO since June 18, 2013 and Sr. VP of Acquisitions and Corporate Development since June 27, 2011; Director since April 17, 1997.
Barry A. Goodfield(3)(5) Arizona, USA	Founding Director of The Goodfield Institute LLC since June 1974; President, The Goodfield Foundation NGO registered in The Hague.	Director since July 6, 2012.
Shaun Heinrichs British Columbia, Canada	CFO since November 2008, Controller from January 2008 to November 2008.	CFO since November 21, 2008.
Joanne C. Jobin Ontario, Canada	Vice President, Investor Relations since 2013; 2011 to 2013: Vice President, Investor Relations of Excellon Resources Inc.; 2009 to 2011: Principal, Investor Relations Services Inc. (IR.INC)	Vice President, Investor Relations since April 30, 2013
Todd Johnson Washington, USA	Vice President of the Company since April 2010; Consultant for Veris from January 2008 to March 2010.	Vice President of Exploration since April 1, 2010.
Francois Marland(2)(5) Switzerland	Businessman and Executive; formerly a Lawyer and a Writer.	President and CEO since October 1, 2013; Director since July 2, 2010.
Cameron Paterson British Columbia, Canada	Vice President of the Company since July 2012; Corporate Controller of the Company from June 2011 to June 2012; Auditor at Deloitte LLP from 2003 to 2011.	Vice-President Finance since July 6, 2012.
Gerald B. Ruth(1) (2) (3) (4) (5) (6) Ontario, Canada	CEO of Gersan Capital Corp. and a Director of Monument Mining Limited.	Chairman since October 1, 2013; Director since May 13, 2010.
Jay W. Schnyder(1) (2) Switzerland	A member of the management committee (Head of Refining) of MKS Finance SA.	Director since May 13, 2010.
Graham Scott British Columbia, Canada	Lawyer; Principal, Vector Corporate Finance Lawyers since July 2001.	Secretary since May 19, 2005.
Simon Solomonidis(1)(2)(3)(4) Switzerland	Independent Consultant since 2008.	Director since August 1, 2009.
1.	Member of the Audit Committee
2.	Member of the Compensation Committee
3.	Member of the Corporate Governance Committee
4.	Member of the Disclosure Committee (Corporate Disclosure Policy)
5.	Member of the Special Committee
6.	Member of the Audit Sub-Committee (Financial Disclosure)

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The directors are elected at the Annual General Meeting for a period of one year. The Company’s next Annual General Meeting is scheduled to be held on June 26, 2014 and it is anticipated that all of the above directors will be nominated for re-election. Officers of the Company are appointed by the Board of Directors.

As of April 11, 2014, 29,383,295 Shares of the Company are beneficially owned, or controlled or directed, directly or indirectly by the directors and executive officers, as a group, representing 19.03% of the issued and outstanding voting securities (154,378,365 Shares).

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

On March 14, 2014 management of the Company applied to the British Columbia Securities Commission (the “BCSC”) as the Company’s primary regulator, for and the BCSC issued on March 31, 2014, a management cease trade order (the “MCTO”) as part of a voluntary process where specific insiders and management are subject to a cease trade order as a result of the delay in filing the Company’s audited financial statements, Management Discussion and Analysis, Annual Information Form and CEO and CFO certificates (collectively, the “Audited Financial Statements”) for the year ended December 31, 2013.

To the knowledge of the Company, during the 10 years prior to the date of this AIF, no directors or executive officers of the Company has been a director or officer of any other company that:

(a)	was the subject of an order that was issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer, or

(b)	was subject to an order that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

To the knowledge of the Company, no director or executive officer or a shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company:

(a)	is, as at the date of this AIF, or has been within the 10 years before the date of this AIF, a director or executive officer of any company (including VG) that:

(i)	while that person was acting in the that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(ii)	became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or became subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, executive officer or shareholder.

To the knowledge of the Company, no director or executive officer or a shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company has been subject to:

(i)	any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(ii)	any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Conflicts of Interest

The Company has adopted, in accordance with Appendix M of the Company’s Corporate Governance Manual, a code of conduct and conflict of interest guidelines for directors and officers including disclosure requirements.

To the knowledge of the Company there are no existing or potential conflicts of interest between the Company and any directors or officers as a result of such individuals outside business interests as of the date hereof.

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LEGAL PROCEEDINGS

The Company is not aware of any legal proceeding or regulatory actions to which the Company is or is likely to be a party other than as disclosed in the Company’s annual audited financial statements.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Each of the following directors and senior officers has an interest in the Company’s Stock Option Plan which was approved by the Company’s shareholders on June 18, 2013:

Name of Optionee	Position of Optionee (Director/Officer)	Date of Grant	No. of Shares	Exercise Price	Expiry Date
JE de Trentinian	Director	July 26,2009	100,000	$1.50	July 26, 2014
Graham Dickson	Director and Officer	July 26,2009	400,000	$1.50	July 26, 2014
Simon Solomonidis	Director	July 26,2009	50,000	$1.50	July 26, 2014
Graham Scott	Officer	July 26,2009	50,000	$1.50	July 26, 2014
Shaun Heinrichs	Officer	July 26,2009	150,000	$1.50	July 26, 2014
Todd Johnson	Officer	July 26, 2009	22,500	$1.50	July 26, 2014
Graham Dickson	Director and Officer	March 23, 2010	800,000	$3.20	March 23, 2015
Todd Johnson	Officer	March 23, 2010	77,500	$3.20	March 23,2015
Francois Marland	Director and Officer	July 12, 2010	900,000	$3.20	July 12, 2015
Jay Schnyder	Director	July 15, 2010	100,000	$2.60	July 15, 2015
Gerald Ruth	Director	July 15, 2010	100,000	$2.60	July 15, 2015
Simon Solomonidis	Director	July 15, 2010	50,000	$2.60	July 15, 2015
Todd Johnson	Officer	September 9, 2011	25,000	$4.50	September 9, 2016
Shaun Heinrichs	Officer	May 31, 2011	75,000	$5.00	May 31, 2016
Cameron Paterson	Officer	May 31,2011	20,000	$5.00	May 31, 2016
Shaun Heinrichs	Officer	May 31, 2011	75,000	$5.00	May 31, 2016
Todd Johnson	Officer	September 9, 2011	25,000	$4.50	September 9, 2016
Cameron Paterson	Officer	April 16, 2012	10,000	$2.60	April 16, 2017
Shaun Heinrichs	Officer	July 6, 2012	75,000	$3.00	July 6, 2017
Barry Goodfield	Director	July 6, 2012	100,000	$3.00	July 6, 2017
Joanne Jobin	Officer	April 25, 2013	150,000	$1.43	April 25, 2018

The Company believes, other than as set out below, no director or executive officer of the Company or any person or company that is the direct or indirect beneficial owner of, or who exercise control or direction over, more than 10% of the Company’s outstanding voting securities or any associate or affiliate of any of the persons or companies referred to above has any material interest, direct or indirect, in any transactions occurring during the year ended December 31, 2013 which materially affected or would materially affect the Company or any of its subsidiaries.

Name	No. of Shares	Percentage of Issued and Outstanding
Jean-Edgar de Trentinian	19,043,050 (1)	12.34%

(1)	18,953,050 of these shares are registered in the name of Orifer s.a., a private company controlled by Mr. de Trentinian, a director of the Company.

TRANSFER AGENTS AND REGISTRARS

The Registrar and Transfer Agent for the Company is:

Computershare Trust Company of Canada	ComputerShare Investor Services
2nd Floor, 510 Burrard Street	100 University Ave, 9th Floor
Vancouver, B.C., V6C 3B9	Toronto, ON M5J 2Y1

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MATERIAL CONTRACTS

Set forth below are details of every contract, other than a contract entered into in the ordinary course of business, that is material to the Company and that was entered into within the most recently completed financial year, or before the most recently completed financial year but is still in effect:

1.	Incentive Stock Option Plan (the “Plan”) authorizing the reservation of no more than 10% of the Company’s outstanding Shares for issuance under the Plan.

2.	Shareholder Rights Plan Agreement with Computershare Trust Company of Canada dated December 20, 2012.

INTERESTS OF EXPERTS

Names of Experts

Karl Swanson, Mining Consultant, of Larkspur, Colorado (AusIMM #304871 and SME #4043076),Mark Odell, Mine Engineer Consultant and President of Practical Mining LLC, of Elko, Nevada (P.E. #13708, Nevada), John Fox, Metallurgical Consultant and owner of Laurion Consulting Inc. of Vancouver, Canada (P.Eng. #12578, British Columbia), and Michele White, CPG, of Lake George Colorado (AIPG #11252) are the authors of the technical report referred to in Section 4.4(a) hereof.

Messrs. Johnson (Vice President of the Company of Vancouver, British Columbia (P.E. #16748, Nevada) Swanson, Odell, Fox and Ms. White are the authors of the Technical Report referred to in Section 4.4(b) hereof.

Interests of Experts

Mr. Johnson is an officer of the Company and Mr. Fox was director of the Company (2005 to 2010). Both of Messrs. Fox and Johnson hold stock options to purchase securities of the Company. Messrs. Swanson, Odell, and White have no registered or beneficial, direct or indirect, interest in the securities of the Company.

Deloitte LLP is the Company’s auditor and is independent within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of British Columbia.

ADDITIONAL INFORMATION

Additional information relating to the Company may be found on SEDAR at www.sedar.com. Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of the Company’s securities, and securities authorized for issuance under equity compensation plans, if applicable, is also contained in the Company’s Information Circular pertaining to its most recent Annual General Meeting that involved the election of directors and in the Company’s comparative financial statements and MD&A for its most recently completed financial year.

Set forth below is the additional information required pursuant to Form 52-110F1, Audit Committee Information Required in an AIF:

1.	The Audit Committee’s Charter

The Company’s audit committee (the “Audit Committee”) is governed by an audit committee charter, the text of which is attached as Schedule “A” to this AIF. The Audit Committee has also adopted a “Whistleblower Policy”, the text of which is attached as Schedule “B” to this AIF.

The purpose of the Audit Committee is to act as the representative of the Board of Directors in carrying out its oversight responsibilities relating to:

•	The audit process;
•	The financial accounting and reporting process to shareholders and regulatory bodies; and

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•	The system of internal financial controls.

2.	Composition of the Audit Committee

The Company’s audit committee is comprised of three directors, Jay Schnyder, Gerald Ruth (Chair) and Barry Goodfield. As defined in NI 52-110, the Board of Directors of the Company has determined that all members of the Audit Committee are “independent” and financially literate, meaning that they are able to read and understand financial statements.

3.	Relevant Education and Experience

NI 52-110 provides that an individual is “financially literate” if he or she has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements. All members of the Audit Committee are financially literate as that term is defined.

Gerald Ruth graduated from Wilfred Laurier University with a Bachelor of Business Administration (Hons.) in 1981 and earned his designation as a Chartered Accountant in 1983. He has been an independent corporate finance consultant since 2003, a Director and audit committee member of various private and public companies.

Jay Schnyder graduated with a Master in Business Administration in 1987 from the University of Lausanne, Switzerland and developed his education on precious metals and currency trading at MKS FINANCE before taking over the groups business development with various public and private family owned mining groups which amongst the individual financial evaluations of such groups for compliance and credit purposes included structuring hedging and bridge financing programs.

Simon Solomonidis holds a M.Sc. in Systems Engineering and a B.Sc in Electronic Engineering from the Universities of London and Birmingham in the UK, as well as an MBA in Economics from the Open University, UK.

4.	Reliance on Certain Exemptions

At no time since the commencement of the Company’s most recently completed financial year, has the Company relied on the following exemptions:

(a)	the exemption in section 2.4, De Minimis Non-audit Services;
(b)	the exemption in section 3.2, Initial Public Offerings;
(c)	the exemption in section 3.4, Events Outside Control of Member;
(d)	the exemption in section 3.5, Death, Disability or Resignation of Audit Committee Member; or

(e)	an exemption from National Instrument 52-110, Audit Committees, in whole or part granted under Section 8, Exemptions.

5.	Reliance on the Exemption in Subsection 3.3(2) or Section 3.6

At no time since the commencement of the Company’s most recently completed financial year, has the Company relied on the exemption in subsection 3.3(2), Controlled Companies, or section 3.6, Temporary Exemption for Limited and Exceptional Circumstances.

6.	Reliance on Section 3.8

At no time since the commencement of the Company’s most recently completed financial year, has the Company relied on the exemption in section 3.8, Acquisition of Financial Literacy.

7.	Audit Committee Oversight

At no time since the commencement of the Company’s most recently completed financial year, has a recommendation of the Committee to nominate or compensate an external auditor not been adopted by the Board of Directors.

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8.	Pre-Approval Policies and Procedures

The Committee has adopted specific policies regarding the engagement of the external auditors appointed by the shareholders of the Company (the “Auditors”) consistent with the Committee’s charter attached as Schedule “A” with a view to ensuring the Auditors’ independence. These pre-approval policies relate to the engagement of audit services, audit-related services and non-audit-related services.

9.	External Auditor Service Fees (By Category)

Set forth below are details of fees billed by the Company’s external auditor in each of the last two fiscal years for audit services:

Fiscal Year End	Audit Fees	Audit-Related Fees(1)	Tax Fees(2)	All Other Fees(3)
December 31, 2012	387,000	73,391	–	–
December 31, 2013	379,000	74,000

(1)	The aggregate fees billed in each of the last two fiscal years for assurance and related services by the Company’s external auditor that are reasonably related to the performance of the audit or review of the Company’s financial statements and are not reported under “Audit Fees”.
(2)	The aggregate fees billed in each of the last two fiscal years for professional services rendered by the Company’s external auditor for tax compliance, tax advice and tax planning.
(3)	The aggregate fees billed in each of the last two fiscal years for products and services provided by the Company’s external auditor, other than the services reported under clauses 1 and 2 above.

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Schedule “A” to the Annual Information Form of

Veris Gold Corp. (the “Company”)

CHARTER OF THE AUDIT COMMITTEE

This charter (the “Charter”) sets forth the purpose, composition, responsibilities, duties, powers and authority of the Audit Committee (the “Committee”) of the Board of Directors (the “Board”) of the Company.

1.0	Purpose

The purpose of the Committee is to: (a) assist the Board in fulfilling its oversight responsibilities with respect to financial reporting and disclosure requirements; (b) ensure that an effective risk management and financial control framework has been implemented by management of the Company; and (c) be responsible for external and internal audit processes.

2.0	Composition and Membership

The Board will appoint the members (“Members”) of the Committee after the annual general meeting of shareholders of the Company. The Members will be appointed to hold office until the next annual general meeting of shareholders of the Company or until their successors are appointed. The Board may remove a Member at any time and may fill any vacancy occurring on the Committee. A Member may resign at any time and a Member will cease to be a Member upon ceasing to be a director.

The Committee will consist of three directors that meet the criteria for independence and financial literacy established by applicable laws and the rules of the stock exchange upon which the Company’s securities are listed, including National Instrument 52-110 – Audit Committees. In addition, each director will be free of any relationship which could, in the view of the Board, reasonably interfere with the exercise of a member’s independent judgment.

The Board will appoint one of the Members to act as the Chairman of the Committee. The secretary of the Company (the “Secretary”) will be the secretary of all meetings and will maintain minutes of all meetings and deliberations of the Committee. In the absence of the Secretary at any meeting, the Committee will appoint another person who may, but need not, be a Member to be the secretary of that meeting.

3.0	Meetings

Meetings of the Committee will be held at such times and places as the Chairman may determine, but in any event not less than four times per year. Twenty-four (24) hours advance notice of each meeting will be given to each Member orally, by telephone, by facsimile or email, unless all Members are present and waive notice, or if those absent waive notice before or after a meeting. Members may attend all meetings either in person or by conference call.

At the request of the external auditors of the Company, the Chief Executive Officer or the Chief Financial Officer of the Company or any member of the Committee, the Chairman will convene a meeting of the Committee. Any such request will set out in reasonable detail the business proposed to be conducted at the meeting so requested.

The Chairman, if present, will act as the Chairman of meetings of the Committee. If the Chairman is not present at a meeting of the Committee, then the Members present may select one their number to act as Chairman of the meeting.

A majority of Members will constitute a quorum for a meeting of the Committee. Each Member will have one vote and decisions of the Committee will be made by an affirmative vote of the majority. The Chairman will not have a deciding or casting vote in the case of an equality of votes. Powers of the Committee may also be exercised by written resolution signed by all Members.

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The Committee may invite from time to time such persons as it sees fit to attend its meetings and to take part in the discussion and consideration of the affairs of the Committee.

In advance of every regular meeting of the Committee, the Chairman, with the assistance of the Secretary, will prepare and distribute to the Members and others as deemed appropriate by the Chairman, an agenda of matters to be addressed at the meeting together with appropriate briefing materials. The Committee may require officers and employees of the Company to produce such information and reports as the Committee may deem appropriate in order to fulfil its duties.

4.0	Duties and Responsibilities

Subject to the powers and duties of the Board, the duties and responsibilities of the Committee are as follows:

A.	The Committee shall review and recommend updates to its terms of reference to the Corporate Governance Committee of the Board annually.

B.	The Committee shall meet not less often than four times per year.

C.	The Committee shall have responsibility for:

i.	reviewing the financial statements of the Company and if appropriate recommending the approval of such financial statements by the Board;

ii.	reviewing the internal financial and accounting, audit and reporting systems controls of the Company;

iii.	reviewing the independence, qualifications and objectivity of the Company’s auditors, and making recommendations to the Board in the ease of vacancy of an auditor, as to the selection of the Company's auditors;

iv.	reviewing and recommending auditors’ remuneration;

v.	reviewing the scope, results and findings of the Company’s auditors, audit and non-audit services; and

vi.	reviewing annually the status of significant current and potential legal matters.

D.	The Committee shall ensure that effective lines of communication are maintained with the external auditor, internal auditors, financial management and the Board.

E.	The Committee shall review with the auditors of the Company the relationships existing between them and the management of the Company to ensure an effective liaison in the coordination of audit effort regarding completeness of coverage, avoidance of redundant efforts and the effective use of audit resources.

F.	The Committee shall review, discuss and consider with the auditors their approach to risk assessment, scope and plan of their audits. The review may include:

i.	an annual assessment of areas of greatest risk to the Company and steps taken to address those risks;

ii.	the annual assessment of the Company's insurance coverage, including the adequacy and cost thereof;

iii.	the annual audit plan and overall audit universe;

iv.	changes made from time to time in the audit universe and reasons therefor;

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v.	methods employed by management of the Company to assess risk and to prioritize the various audit proposals identified in the annual plan as well as unscheduled audit proposals: and

vi.	any unusual occurrence affecting the management which may preclude the completion of the audit plan.

G.	The Committee shall consider and review with the auditors and management of the Company:

i.	the adequacy of the Company's internal financial controls;

ii.	recommendations for the improvement of the Company's accounting procedures and internal financial controls; and

iii.	any related significant findings and recommendations together with management's responses thereto.

H.	The Committee shall review the annual consolidated financial statements which are to he submitted to the Board including management's discussion and analysis, if any, contained therein, or in any other relevant documentation. The review, may include:

i.	reports from the auditors as to the results of their examination to date and advise them of any problems regarding financial reporting in the annual report of the Company, including any disagreements that may have arisen between the auditors and management in any area:

ii.	meeting(s) with management of the Company who shall outline any problems as to financial policies, financial reporting or matters relating to internal control and any matters in contention with or under consideration by the auditors or management of the Company;

iii.	the appropriateness of existing accounting principles being employed and any change in accounting policy or practice which the auditors may refer to in their audit report;

iv.	any proposed changes in financial statement presentation or footnote the auditors may recommend: and

v.	other matters related to the conduct of the audit which are to be communicated to the Audit Committee under generally accepted auditing standards.

I.	The Committee shall review with management of the Company and the auditors quarterly interim financial statements and if appropriate recommend approval of such quarterly statements to the Board.

J.	The Committee shall consider and review with management:

i.	any difficulties encountered in the course of the audits conducted by the auditors, including any changes to or restrictions on the scope of their work or access to required information;

ii.	the internal auditing department budget and staffing and

iii.	the internal auditing department charter including the internal audit plan.

K.	The Committee shall review legal, regulatory and social matters that may have a material impact on the financial statements, related the Company compliance policies and programs and reports prepared to manage and monitor the Company compliance policies. The Committee shall receive reports concerning the Company's environmental management program on a quarterly basis, and review ongoing environmental compliance Issues.

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L.	The Committee shall confirm and assure the independence of the auditors, including a review of management consulting services and related fees provided by the auditors.

M.	The Committee shall meet with management and the auditors in separate executive sessions to discuss any matters that the Committee or these groups believe should be discussed privately with the Committee.

N.	The Committee shall have the power to conduct or authorize investigations into any matters within the Committee's scope of responsibilities. The Committee shall be empowered to retain independent counsel, accountants, or others to assist it in the conduct of any investigation.

O.	The Committee shall perform such other functions as assigned by law or the Board, and may review other items of an internal control or risk management nature which may from time to time he brought before the Committee.

P.	The Committee shall conduct a self-assessment at least annually, and discuss the results with the Board.

Schedule “B” to the Annual Information Form of

Veris Gold Corp. (the "Company")

WHISTLEBLOWER POLICY

The Company’s confidential whistleblowing policy is posted on its website at: (http://www.verisgold.com/s/Governance.asp).